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As filed with the United States Securities and Exchange Commission on February 4, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTARCIA THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	68-0364181 (I.R.S. Employer Identification No.)

2000 POWELL STREET, SUITE 1640
EMERYVILLE, CALIFORNIA 94608
(510) 652-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

KARLING ALICE LEUNG
CHIEF EXECUTIVE OFFICER
INTARCIA THERAPEUTICS, INC.
2000 POWELL STREET, SUITE 1640
EMERYVILLE, CALIFORNIA 94608
(510) 652-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JAMES C. KITCH, ESQ. BRETT D. WHITE, ESQ. COOLEY GODWARD LLP FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO, CA 94306-2155 (650) 843-5000	PATRICK A. POHLEN, ESQ. LAURA I. BUSHNELL, ESQ. LATHAM & WATKINS LLP 135 COMMONWEALTH DRIVE MENLO PARK, CA 94025 (650) 328-4600

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, $0.001 par value	$86,250,000	$10,151.63

(1)
Estimated solely for the purpose of calculating the amount of the registration in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2005

                            Shares

Common Stock

        Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ITCA."

        The underwriters have an option to purchase a maximum of             additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Intarcia Therapeutics, Inc.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Pacific Growth Equities, LLC
Lazard

The date of this prospectus is                           , 2005.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

        Until                        , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, particularly "Risk Factors" and our financial statements and related notes appearing in the back of this prospectus, before making an investment decision. References in this prospectus to "we," "us" and "our" refer to Intarcia Therapeutics, Inc.

Our Company

        Intarcia Therapeutics, Inc. is a biopharmaceutical company applying an innovative and targeted approach to the acquisition, development and commercialization of novel therapeutic products for the treatment of cancer and infectious diseases. Our highly experienced team uses its expertise in clinical medicine, pharmaceutical development and regulatory affairs to discover alternate clinical applications or development pathways for clinical stage products with validated mechanisms of action and existing clinical safety and activity data. We frequently combine these products with other products or technologies to create new therapeutics that address significant market needs. We have applied this approach to create and advance our two lead clinical programs. We are developing atamestane, our aromatase inhibitor, in combination with toremifene, an approved estrogen receptor blocker, for the treatment of hormone-dependent breast cancer in postmenopausal women. We are currently in Phase 3 clinical development with this combination for the initial, or first line, treatment of hormone-dependent advanced (metastatic or locally advanced) breast cancer in postmenopausal women. We expect to have data from the first of our two ongoing Phase 3 clinical trials in the first half of 2006. In addition, we are developing omega DUROS®, a subcutaneous implant designed to deliver our omega interferon, for the treatment of hepatitis C. We have completed a Phase 2 clinical trial of omega interferon, demonstrating its antiviral activity. We believe our product candidates will offer advantages over current therapies and have the potential to become the standard of care in their respective markets.

Our Breast Cancer Program

        Our lead cancer program, atamestane in combination with toremifene, is being developed for the treatment of hormone-dependent breast cancer in postmenopausal women. There are approximately one million postmenopausal women in the United States with hormone-dependent breast cancer, and approximately 130,000 are diagnosed each year. Estrogen is the primary driver of tumor growth in hormone-dependent breast cancer, which is typically treated with either an estrogen receptor blocker, such as tamoxifen, or an aromatase inhibitor. Recently published data from several large clinical trials suggest that aromatase inhibitors are superior to estrogen receptor blockers for the treatment of hormone-dependent breast cancer. Worldwide sales of aromatase inhibitors have increased from approximately $340 million in 2001 to more than $1.2 billion in 2004, representing an annual growth rate of 52%.

        Although aromatase inhibitors and estrogen receptor blockers each suppress tumor growth, neither class of agents alone completely blocks estrogen-driven tumor growth. Combination therapies involving both an aromatase inhibitor and an estrogen receptor blocker have been explored, but to date none has shown any clinical benefit over either agent alone. We believe that for combination therapy to be successful, the individual components must be carefully selected, considering each agent's particular biochemical attributes. We targeted and acquired atamestane because we believe the metabolic profile of this aromatase inhibitor makes it an appropriate candidate for combination with either tamoxifen or toremifene. We selected toremifene as the estrogen receptor blocker because data have shown that it exhibits substantially less estrogenic activity than tamoxifen. We believe that our novel combination will avoid the shortcomings of previously studied combination hormonal therapies and will provide maximal estrogen blockade resulting in longer suppression of breast cancer cell growth relative to single agent hormonal therapy.

        We are conducting two pivotal Phase 3 clinical trials for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women. Both of these 840 patient clinical trials compare our novel combination of atamestane and toremifene to Femara® (letrozole), an approved aromatase inhibitor. We have completed enrollment in our first Phase 3 clinical trial and are currently enrolling our second Phase 3 clinical trial. We expect to have data from our first Phase 3 clinical trial in the first half of 2006. If our Phase 3 clinical trials are successful, we intend to file a New Drug Application for approval of atamestane in combination with toremifene for the first line treatment of advanced breast cancer in postmenopausal women. In addition, if data from our first Phase 3 clinical trial are positive, we intend to initiate additional clinical trials to evaluate our combination therapy in the adjuvant breast cancer setting. Adjuvant therapy is typically given to patients with no detectable tumors following surgery to decrease the risk of progression to advanced breast cancer. Absent progression of the disease, patients are typically treated with adjuvant therapy for five years. Successful clinical trials in this indication would provide the basis for expansion of the eligible patient population for our combination therapy.

        We intend to build our own sales and marketing organization in order to co-promote our combination therapy in the United States with a major pharmaceutical or biotechnology partner. We plan to seek a partner to exclusively market our combination therapy outside the United States. We licensed the exclusive worldwide rights to atamestane from Schering AG, who has options to co-promote our combination therapy with us in the United States and to market it exclusively outside the United States. If Schering AG exercises these options, we expect to share equally in the profits from joint commercialization of our combination therapy in the United States and a royalty from Schering AG on sales outside the United States. Schering AG has agreed to be our commercial manufacturer for atamestane.

Our Hepatitis C Program

        Our lead infectious disease program, omega DUROS®, is being developed for the treatment of hepatitis C. The World Health Organization estimates that worldwide more than 170 million people are chronically infected with the hepatitis C virus, or HCV, and that three to four million new HCV infections occur annually. The U.S. Centers for Disease Control and Prevention has estimated that in the United States approximately 2.7 million people are chronically infected with HCV and approximately 25,000 patients are diagnosed each year. The annual worldwide market for currently approved HCV therapeutics exceeded $2.0 billion in 2004.

        Although pegylated alpha interferon in combination with ribavirin is currently the standard of care for the treatment of HCV, a substantial percentage of patients do not respond to this therapy. In addition, pegylated alpha interferon must be injected once a week for up to 48 weeks and usually results in side effects. This inconvenient dosing schedule and undesirable side effect profile reduce patient compliance, further diminishing the effectiveness of this therapy.

        We are developing omega DUROS® to improve the treatment of HCV by offering a more convenient and potentially safer and more efficacious therapy. Omega DUROS® is designed to deliver a continuous and consistent dose of omega interferon, a therapeutic protein, for three months via the implantable DUROS® device, a proven drug delivery technology developed by ALZA Corporation. If approved, omega DUROS® would eliminate the need for weekly injections and potentially reduce side effects and the viral breakthrough associated with current therapies. In addition to targeting previously untreated HCV patients, we intend to expand the market opportunity for omega DUROS® by evaluating it in other groups of HCV patients for whom there are limited treatment options.

        We have demonstrated antiviral activity of omega interferon given by injection through two clinical trials in over 100 HCV patients. We are currently performing another Phase 2 clinical trial using daily injections intended to approximate omega interferon blood levels anticipated from omega DUROS®. In this trial, we are evaluating omega interferon alone and in combination with ribavirin in previously untreated patients with chronic HCV. In parallel, we have developed a proprietary formulation of omega interferon for long-term delivery with omega DUROS® and plan to file a U.S. Investigational New Drug application in the second half of 2005 to initiate clinical testing for omega DUROS®.

        We have licensed the exclusive rights to omega interferon outside the United States from Boehringer Ingelheim GmbH and expect to have rights to market omega interferon in the United States by the time we obtain approval for omega DUROS®. Boehringer Ingelheim has agreed to manufacture and supply omega interferon for our development and commercialization of omega DUROS®. We are collaborating with ALZA to develop omega DUROS® and expect to enter into a commercial supply agreement with them prior to initiating Phase 3 clinical trials.

Our Strategy

        Our goal is to acquire product candidates and technologies to create, develop and commercialize innovative therapeutic products for the treatment of cancer and infectious diseases. To achieve this goal, we intend to:

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  Acquire products that we believe we can develop into therapeutics with advantages over current standard of care and which address significant market opportunities. We target candidates with the following characteristics:

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  Alternate clinical applications or development pathways not identified by their originators;

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  Validated mechanisms of action with demonstrated clinical activity; and

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  Significant existing safety and clinical activity data.

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  Advance our programs under the guidance of our highly experienced team of physicians and scientists who have extensive expertise in:

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  Biology and clinical medicine;

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  Clinical development and regulatory affairs;

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  Pharmacology; and

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  Formulation and drug delivery.

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  Maximize the commercial potential of our product candidates by:

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  Building our own U.S. sales and marketing organization;

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  Establishing strategic collaborations to market our products outside the United States; and

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  Increasing our market opportunity by expanding the indications for our therapeutics.

Our Management and Development Team

        We have assembled a management and development team which we believe is uniquely positioned to execute on our strategy. Each senior member of our development team has at least 19 years of experience in drug development, principally focused in cancer and infectious diseases. Specifically, members of our team were involved with the development and approval of some of the first aromatase inhibitors and interferon therapies. In addition, our Chief Executive Officer has spent over 10 years in senior management positions in business development and commercialization at major pharmaceutical companies focusing on a broad range of therapeutic areas, including cancer and infectious diseases. We believe our team's extensive experience and relevant expertise provides us with a competitive advantage in identifying, gaining access to and acquiring potential products and technologies.

Other Information

        We were incorporated in Delaware in June 1995 under the name PhaseGain Clinical Research, Inc. We changed our name to BioMedicines, Inc. in 1996, and to Intarcia Therapeutics, Inc. in 2004. The address of our principal executive office is 2000 Powell Street, Suite 1640, Emeryville, California 94608, and our telephone number is (510) 652-2600. Our website address is www.intarcia.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

        We have applied to register the trademark "Intarcia Therapeutics, Inc." and the "Intarcia" logo. The trademark DUROS® is the registered trademark of ALZA Corporation. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock to be offered by us	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
To fund our product development activities and general corporate purposes. We may use a portion of the proceeds to acquire product candidates and technologies. For more information, please refer to the section of this prospectus entitled "Use of Proceeds."
Proposed Nasdaq National Market Symbol	ITCA

        The number of shares of common stock outstanding after the offering as shown above is based on the number of shares outstanding as of December 31, 2004, and excludes:

  •
  15,641,991 shares of common stock issuable upon exercise of outstanding options at exercise prices ranging from $0.075 to $3.00 per share, with a weighted average exercise price of $0.117 per share;

  •
  150,000 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $6.00 per share;

  •
  10,730,186 shares of common stock available for future grant under our 1998 Stock Option Plan and our 2002 Equity Incentive Plan;

  •
  shares of common stock available for future grant under our 2005 Equity Incentive Plan; and

  •
  shares of common stock available for issuance under our 2005 Employee Stock Purchase Plan.

        The 2005 Equity Incentive Plan and the 2005 Employee Stock Purchase Plan will become effective upon the effectiveness of this offering. Any remaining shares available for issuance under our 1998 Stock Option Plan and our 2002 Equity Incentive Plan upon the closing of this offering will be added to the shares reserved for future grant or issuance under our 2005 Equity Incentive Plan.

        Unless specifically stated, all information in this prospectus:

  •
  gives effect to a                        for                         reverse split of the shares of our common stock to be effected prior to the completion of this offering;

  •
  gives effect to the automatic conversion of 199,875,066 shares of our convertible preferred stock into 231,099,650 shares of our common stock upon the closing of the offering;

  •
  assumes no exercise of the underwriters' over-allotment option; and

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  assumes the filing of our amended and restated certificate of incorporation immediately following the closing of this offering.

SUMMARY FINANCIAL DATA

        The summary financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements included in this prospectus. The summary financial data for the nine months ended September 30, 2003 and 2004, for the period from inception (June 28, 1995) to September 30, 2004 and as of September 30, 2004 are derived from our unaudited financial statements included in this prospectus. You should read this data together with our financial statements and the related notes and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

				Nine Months Ended September 30,		Period from June 28, 1995 (inception) to September 30, 2004
	Years Ended December 31,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Operating expenses:
Research and development	$11,334	$18,872	$16,685	$11,895	$21,096	$75,405
General and administrative	1,594	1,462	1,962	1,448	1,601	9,041
Stock-based compensation (recovery)	(1,575)	(1,134)	(2,252)	(2,252)	204	3,592

Loss from operations	(11,353)	(19,200)	(16,395)	(11,091)	(22,901)	(88,038)

Other income, net	1,942	761	254	147	271	4,983

Net loss	(9,411)	(18,439)	(16,141)	(10,944)	(22,630)	(83,055)
Beneficial conversion adjustment related to preferred stock	—	—	(27,638)	(27,638)	—	(38,000)

Net loss attributable to common stockholders	$(9,411)	$(18,439)	$(43,779)	$(38,582)	$(22,630)	$(121,055)

Net loss per share attributable to common stockholders, basic and diluted	$(4.21)	$(6.99)	$(14.84)	$(13.19)	$(7.11)

Shares used in computing basic and diluted net loss per common share	2,233	2,636	2,950	2,926	3,183

Pro forma basic and diluted net loss per common share			$(0.17)		$(0.17)

Shares used in computing pro forma basic and diluted net loss per common share			94,974		136,194

        See Note 1 of Notes to the Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$20,741	$70,575
Working capital	13,498	63,332
Total assets	22,343	72,177
Total liabilities	8,131	8,131
Convertible preferred stock	92,604	142,438
Deficit accumulated during the development stage	(83,055)	(83,055)
Total stockholders' (deficit) equity	(78,392)	(78,392)

        The table above presents unaudited summary balance sheet data as of September 30, 2004 on an actual basis, pro forma basis and pro forma as adjusted basis. The pro forma column reflects the issuance of 98,088,238 shares of Series E convertible preferred stock in November 2004 for net proceeds of $49,833,791, as if the issuance had occurred at September 30, 2004. The pro forma as adjusted column adjusts the pro forma information to reflect (a) the conversion of all outstanding shares of convertible preferred stock into 231,099,650 shares of common stock upon the completion of this offering, (b) the amendment of our certificate of incorporation to, among other things, effect a    for     reverse split of shares of our common stock and (c) the receipt of the net proceeds from the sale in this offering of                shares of our common stock at an assumed initial public offering price of $            per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the following risks and other information in this prospectus, including our historical financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred losses since our inception and we expect to continue to incur significant operating losses for the foreseeable future. We may never achieve or sustain profitability.

        We are a development stage biopharmaceutical company with a limited operating history. We have never generated revenue and have incurred significant net operating losses in each year since our inception. As of September 30, 2004, we had a deficit accumulated during our development stage of $83.1 million. The extent of our future losses is highly uncertain, and we may never achieve profitable operations. We expect that our losses will increase as we proceed with Phase 3 clinical trials of atamestane in combination with toremifene, proceed with development of omega DUROS®, conduct other clinical trials, prepare for commercialization of our initial products and begin new drug development programs. Even if we receive regulatory approval for one or more products, we must successfully commercialize our products before we can become profitable. We anticipate that it will be at least several years before we can commercialize any of our current product candidates, if at all. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve or sustain profitability.

We will need to raise additional capital to fund our operations. If we are unable to raise additional capital, we may have to discontinue drug development programs, relinquish our rights to some or all of our product candidates or declare bankruptcy. The manner in which we raise any additional funds may affect the value of your investment in our common stock.

        Our cash flow from operations will be negative at least until the time we can successfully commercialize one or more of our products. As a result, we expect that we will require additional financing in the future to fund our drug development programs and to expand our infrastructure and commercialization activities. If we fail to obtain the necessary capital, we will not be able to fund our operations. We have no committed sources of additional capital. We do not know whether additional financing will be available on terms favorable to us when needed, if at all. If we fail to advance our current product candidates to later stage trials, successfully commercialize our lead programs, or acquire new product candidates for development, we will have difficulty obtaining additional financing. Our future capital requirements depend on many factors, including:

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  costs associated with conducting preclinical and clinical testing;

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  costs associated with commercializing our lead programs, including establishing sales and marketing functions;

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  costs of establishing arrangements for manufacturing our product candidates;

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  costs of acquiring new drug candidates;

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  payments required under our current and any future license agreements and collaborations;

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  costs, timing and outcome of regulatory reviews;

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  costs of obtaining, maintaining and defending patents on our product candidates; and

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  costs of increased general and administrative expenses.

        To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. We may grant future investors rights superior to those of the common stock sold in this offering. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

If we fail to acquire and develop other products or product candidates, we may be unable to grow our business.

        We intend to acquire rights to additional products and product candidates for development and commercialization. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.

        Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical and biotechnology companies or academic research institutions. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates and approved products on terms that we find acceptable, or at all.

        We expect that any product candidate to which we acquire rights will require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the U.S. Food and Drug Administration, or FDA and applicable foreign regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If the products are approved, we cannot be sure that any of these products can be manufactured or produced economically or commercialized successfully.

If we fail to retain and motivate our personnel, it will delay our product development programs and commercialization efforts.

        We had 35 full-time employees as of December 31, 2004. Our success depends on our continued ability to retain and motivate our highly qualified scientific personnel and management. In particular, our product development programs depend on our ability to retain highly skilled pharmaceutical and clinical development personnel. The loss of any of our senior scientific personnel could impair our ability to develop our product candidates, and the loss of K. Alice Leung, our Chief Executive Officer, could significantly impact our future commercialization efforts. None of our employees have employment commitments for any fixed period of time and could leave our employment at will. We do not carry "key person" insurance covering members of senior management or key scientific personnel.

        To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Our future performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to attract and retain skilled personnel.

As we evolve from a company primarily involved in development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

        As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts effectively, manage our clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        The testing and marketing of medical products, including the use of product candidates in clinical trials, entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our product candidates;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  costs of related litigation;

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  substantial monetary awards to patients;

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  product recalls;

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  loss of revenue; and

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  the inability to commercialize our product candidates.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop. We currently carry product liability insurance covering our clinical studies in the amount of $5,000,000 per occurrence and $5,000,000 in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer. In addition, insurance coverage is becoming increasingly expensive, and in the future we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates

All of our product candidates are still in development and remain subject to clinical testing. If we are unable to successfully develop and test our product candidates, we will not be successful.

        The success of our lead programs depends primarily upon our ability to successfully develop, test and secure regulatory approval for product candidates. We and our collaborators must complete extensive preclinical studies and clinical trials of our product candidates before we can file applications with FDA, or foreign regulatory authorities for approval. Conducting clinical trials is a lengthy, time-consuming and expensive process. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover unforeseen side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications.

        Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Patients participating in the trials may not live through completion of the trial or suffer adverse medical effects unrelated to treatment with our product candidate. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later and larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval and negatively impact our business.

Any failure or delay in completing clinical trials for our product candidates could severely harm our business.

        Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. The completion of clinical trials for our product candidates may be delayed by many factors, including:

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  the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

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  delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

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  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

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  poor effectiveness of product candidates during clinical trials;

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  unforeseen safety issues or side effects;

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  governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

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  varying interpretation of data by the FDA and similar foreign regulatory agencies.

        It is possible that none of our product candidates will complete clinical trials in any of the markets in which we intend to sell those product candidates. Accordingly, we may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

We may not be able to obtain regulatory approval to market our products for a number of reasons, any one of which would prevent us from becoming profitable.

        Prior to marketing any of our product candidates, we must demonstrate that our product candidates satisfy the rigorous standards of safety and efficacy expected by FDA and other regulatory authorities in foreign markets. The regulatory approval process may take many years and requires the expenditure of substantial resources. To date, none of our product candidates has been approved for sale in the United States or in any foreign market. Any delays in, or termination of, our clinical trials or regulatory submissions will cause significant delays in, or prevent, our regulatory approval. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial direct costs invested by us in the development of the product candidate. Further, we will expend considerable indirect resources, including management time, on clinical trials, which will not be recovered if the clinical trials do not yield marketable drugs. Any of these events would also seriously impact our ability to reach profitability.

        We cannot predict whether we will obtain regulatory approval for any of our product candidates. In order to obtain approval, we must demonstrate to the satisfaction of FDA and foreign regulatory authorities that our product candidates are safe and effective. Even if we believe the data collected from our clinical trials of our product candidates are promising, such data may not be sufficient to support approval by FDA or such other regulatory authorities. We may fail to obtain approval from FDA or foreign regulatory agencies for our product candidates, or experience delays in obtaining such clearance due to varying interpretations of data or failure to satisfy efficacy, safety or quality standards. Furthermore, we may encounter delays or rejections due to changes in FDA and other governmental regulations based on future legislation or administrative action during the period of clinical development.

Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products.

        Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval follow up clinical trials. In addition, if FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive regulatory requirements. We and the manufacturers of our products are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to ongoing regulatory inspection. Discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of FDA and other applicable foreign regulatory authorities, or if previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

  •
  restrictions on the products, manufacturers or manufacturing process;

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  warning letters;

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  civil or criminal penalties or fines;

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  injunctions;

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  product seizures, detentions or import bans;

  •
  voluntary or mandatory product recalls and publicity requirements;

  •
  suspension or withdrawal of regulatory approvals;

  •
  total or partial suspension of production; and

  •
  refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

We rely on third parties to conduct the clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

        We design the clinical trials for our product candidates, but we rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials. The clinical trials for our atamestane combination are currently being conducted by PAREXEL International Corporation, PRA International and PSI Pharma Support International. Our omega interferon clinical trials are currently being conducted by PSI Pharma Support International, Inc. Although we rely on these third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

        If these third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain are compromised due to failure to adhere to our clinical protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trails do not meet regulatory requirements or if these third parties need to be replaced, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

Our dependence upon third parties for the manufacture and supply of our products may cause delays in, or prevent us from, successfully developing and commercializing products.

        We do not own or operate manufacturing facilities. We rely and expect to continue to rely on third-party manufacturers for the production of clinical and commercial quantities of our product candidates. We and our third-party manufacturers are required to comply with applicable FDA manufacturing practice regulations. If one of our third-party manufacturers fails to maintain compliance with these regulations, the production of our product candidates could be interrupted, resulting in delays and additional costs. Additionally, our third-party manufacturers must pass a pre-approval inspection before we can obtain regulatory approval for any of our product candidates. While we have agreements with third parties, including licensors, to supply drug products for preclinical and clinical use, we have not yet entered into definitive agreements for commercial manufacture and supply of any of our product candidates. If for any reason these third parties are unable or unwilling to perform under our agreements or enter into new agreements with us, we may not be able to locate alternative manufacturers or enter into favorable agreements with them in an expeditious manner. We could also experience manufacturing delays if our third-party manufacturers give greater priority to the production of other products over our product candidates. Any inability to acquire sufficient quantities of our product candidates in a timely manner from third parties could delay clinical trials and prevent us from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.

        We depend on Schering AG to manufacture and supply atamestane for our clinical trials and commercialization. While Schering AG has exercised its right to be our commercial supplier of atamestane, we and Schering AG have not yet finalized terms of a commercial supply agreement. If we are unable to enter into a definitive supply agreement with Schering AG or if Schering AG otherwise fails to provide some or all of our clinical or commercial supply needs, we will not be able to continue developing our atamestane program until a qualified alternate supplier is identified.

        We depend on the current availability of toremifene in the commercial market for use in combination with atamestane for our clinical trials and commercialization. Toremifene is currently marketed by Orion Corporation and GTx, Inc. We have not entered into any agreement with either Orion or GTx to supply toremifene directly to us. If Orion or GTx discontinue supplying toremifene commercially and we are unable to obtain some or all of our clinical supply needs of toremifene in the commercial market, we may not be able to continue developing our breast cancer program until a qualified alternate supplier of toremifene is identified. This could be very time consuming and could impair our ability to commercialize our product combination.

        We depend on Boehringer Ingelheim to manufacture and supply omega interferon for our clinical trials and commercialization. We are currently negotiating the terms of a commercial supply agreement with Boehringer Ingelheim. If we cannot finalize a commercial supply agreement with Boehringer Ingelheim or if Boehringer Ingelheim otherwise fails to provide some or all of our clinical and commercial supply needs, we would not be able to continue developing our omega DUROS® program until a qualified alternate supplier of omega interferon is identified, which could impair our ability to commercialize this product candidate. Omega interferon is a biologic product made by a complicated manufacturing process and transferring the manufacture of omega interferon to a qualified alternative supplier could significantly delay our development and commercialization of this product.

        We depend on ALZA Corporation to manufacture and supply omega DUROS® for clinical trials and commercialization. While ALZA has agreed to the basic terms for the supply of omega DUROS® we have not yet reached the final terms of a commercial supply agreement. If we are unable to enter into a definitive supply agreement with ALZA or if ALZA otherwise fails to provide some or all of our clinical and commercial supply needs, we would not be able to continue developing our omega DUROS® program until arrangements are made for a qualified alternate manufacturer. Since ALZA is the single source for the DUROS® technology and manufacturing of the omega DUROS® device is complicated, transferring the manufacturing process to a qualified alternative supplier would significantly delay our development and commercialization of this product.

Risks Related to Our Ability to Commercialize Our Product Candidates

Our success depends substantially on our two most advanced product candidates, which are still under development. If we are unable to commercialize either or both of these product candidates, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.

        Our most advanced product candidate, atamestane in combination with toremifene, is in Phase 3 clinical trials. Our second most advanced product candidate, omega DUROS®, is in an earlier stage of development. We have invested a significant portion of our time and financial resources in the development of these programs. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of either or both of these product candidates. All of our other product candidates are in the very early stages of development. Any of our product candidates could be unsuccessful if they:

  •
  do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

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  do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

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  are not capable of being produced in commercial quantities at acceptable costs; or

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  are not accepted in the medical community and by third-party payors.

        We do not expect any of our current product candidates to be commercially available before 2008, if at all. If we are unable to make our product candidates commercially available, we will not generate product revenues. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown upon completion of Phase 3 clinical trials.

Our products are targeting highly competitive markets.

        There is intense competition in the cancer and infectious disease markets. Our competitors include pharmaceutical and biotechnology companies that have existing drugs and therapies for the treatment of breast cancer and HCV, as well as companies that are researching and developing products targeting the same markets as our product candidates. Many of these competitors have substantially greater financial, manufacturing, technical, marketing and product development resources than we do.

        We are developing atamestane in combination with toremifene for the treatment of hormone-dependent advanced breast cancer in postmenopausal women. There are a number of hormonal therapies already approved for the treatment of postmenopausal women with advanced breast cancer, including:

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  tamoxifen, developed by AstraZeneca PLC and marketed by AstraZeneca and other generic manufacturers;

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  Fareston® (toremifene), marketed by Orion, GTx and Nippon Kayaku;

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  Arimidex® (anastrozole), marketed by AstraZeneca;

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  Femara® (letrozole), marketed by Novartis AG; and

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  Aromasin® (exemestane), marketed by Pfizer, Inc.

        We are also developing omega DUROS® for the treatment of HCV. Omega DUROS® would compete with currently marketed alpha interferons, including the pegylated versions of alpha interferon developed by Schering-Plough Corporation and F. Hoffman-LaRoche Ltd.

        Competitors may also succeed in developing and marketing products that are either more effective than those we may develop or are marketed before any products we develop reach the market. Our ability to successfully market our products will be limited if our competitors develop and market products that are more effective, have fewer side effects, are less expensive or are more effectively marketed and sold than our product candidates. Competitive products may render our products obsolete or non-competitive before we can recover the expense of developing and commercializing our product candidates. With respect to our drug development programs, other companies have product candidates in clinical trials to treat hormone-dependent breast cancer and HCV. Some of these competing potential drugs are further advanced in development than are our potential products.

If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

        We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and are only partially in our control. Our product revenues would likely be lower than if we marketed and sold our products directly.

        Schering AG has an option to co-promote atamestane in the United States and an option to exclusively market atamestane outside of the United States. If Schering AG chooses not to exercise these options, we would need to enter into collaborative arrangements with other third parties in connection with the commercialization of atamestane, and our success would be dependent on the efforts of these parties.

Reimbursement may not be available for our product candidates due to legislative or regulatory reform of the healthcare system, which could diminish our sales or affect our ability to sell our products profitably.

        Market acceptance and sales of our product candidates may depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payors, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products could affect whether we are able to commercialize these products successfully. We cannot be sure that reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our product candidates. We have not commenced efforts to have our product candidates considered for reimbursement by government or third-party payors. If reimbursement is not available or is available only on a limited basis, we may not be able to commercialize our products.

        In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. These proposals include prescription drug benefit proposals for Medicare beneficiaries and measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. Legislation creating a prescription drug benefit and making certain changes in Medicaid reimbursement has recently been enacted by Congress and signed by the President. Additionally, Medicare regulations implementing the prescription drug benefit have recently been published. These and other regulatory and legislative changes or proposals may affect our ability to raise capital, obtain additional collaborators and market our products. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our products are or become subject to government regulation that limits or prohibits payment for our products, or that subject the price of our products to governmental control, we may not be able to generate revenue, attain profitability or commercialize our products.

        As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of products for medical indications other than those for which FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for the use of our products, which could limit the ability of patients to access our therapies and affect our profitability and future success.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our products' intellectual property, other companies may be able to use some or all of that intellectual property to develop competing products. In such event, we may not be able to sell a product even if we obtain regulatory clearance for the product, or we may be forced to sell the product at significantly lower prices.

        Our commercial success will depend in large part on our ability to obtain and maintain adequate patent protection and other proprietary rights for our products and to successfully defend these patents and other rights against third-party challenges. We will be able to protect our technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        We have licensed from third parties rights to numerous issued patents and patent applications. The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. Because we typically acquire rights to late-stage products, the terms of licensed patents relating to those products may not provide meaningful protection. Moreover, third parties may challenge the patents, patent applications and other proprietary rights held by our licensors or collaborators. We generally do not unilaterally control the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

        We have filed multiple U.S. patent applications and foreign counterparts related to our lead programs and may file additional U.S. and foreign patent applications related thereto. We cannot guarantee that any patents will issue from any of our pending or future patent applications. Furthermore, any claims that issue may not be sufficiently broad to prevent third parties from producing competing substitutes for our products.

        The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents.

        The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

  •
  we or our licensors or collaborators were the first to make the inventions described in patent applications;

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  we or our licensors or collaborators were the first to file patent applications for inventions;

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  others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

  •
  any of our pending patent applications will result in issued patents;

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  any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

  •
  we will develop proprietary technologies that are patentable; or

  •
  the patents of others will not have an adverse effect on our ability to do business.

  Risks related to our atamestane combination program.

        Currently, our U.S. intellectual property protection relating to our atamestane combination program consists primarily of a U.S. patent licensed from Schering AG relating to atamestane, which currently is due to expire on June 18, 2005, having been extended by one year from its original expiration date. While we intend to apply for additional patent term extensions, we do not know if they will be granted. If they are not granted, we no longer will have exclusive patent rights to atamestane after the current expiration date. In any event, even under the best of circumstances, the term of the patent cannot be extended beyond June 18, 2009.

        In order to utilize the exclusivity provided by the atamestane patent, we must obtain FDA approval of our combination product candidate before the atamestane patent expires. We do not know when, if ever, this product candidate will be approved by FDA, and we may not have sufficient time to commercialize our product candidate before the atamestane patent expires. Failure to obtain further extensions of the patent term and/or to obtain patent rights relating to the use of atamestane in combination with toremifene could allow generic competition in and force us to sell our product at a significantly lower price.

        We have filed U.S. and foreign patent applications relating to our atamestane combination program. We cannot guarantee that any patents will issue from these applications.

  Risks related to our omega DUROS® program.

        Currently, our intellectual property protection relating to our omega interferon program includes a European patent and non-U.S. foreign equivalents licensed from Boehringer Ingelheim relating to omega interferon. We do not have patent rights relating to omega interferon composition of matter in the United States. We have filed U.S. and foreign patent applications relating to various aspects of our omega interferon program. We do not know whether any patents will issue from these applications. Failure to obtain patent protection covering the omega DUROS® product or method of use could force us to sell our product at a significantly lower price.

        We are aware of two U.S. patents held by Genentech Inc. that relate to omega interferon, the last of which currently expires in July 2010. If Genentech were to file an Investigational New Drug application and commence a clinical development program directed to omega interferon, it might be eligible to extend the term of this patent, by a maximum of five years, based in part on the duration of regulatory review periods, offset by any periods the IND applicant is deemed to have not acted with diligence. Boehringer Ingelheim, our licensor and manufacturer of omega interferon, has represented to us that it has licensed rights under these U.S. patents, but Boehringer Ingelheim does not have the right to grant sublicenses without the consent of Genentech. As a result, we may not be able to commercialize omega interferon in the United States prior to the expiration of Genentech's patent rights unless Genentech consents to a sublicense or otherwise permits us to access its U.S. patent rights, which is in its sole discretion.

We may be required to litigate to protect our intellectual property rights or to defend against allegations of infringement.

        In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to interference proceedings conducted in the U.S. Patent and Trademark Office to determine the priority of inventions. In addition, any foreign patents that are granted may be opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

        No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.

        If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.

        Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products and/or could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.

        An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.

Risks Related to this Offering

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial offering price.

        You may not be able to sell your shares of common stock at or above the initial offering price due to fluctuation in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. The following factors could also affect our operating performance and prospects and cause our stock price to fluctuate:

  •
  results from and any delays in our clinical trials of our product candidates;

  •
  announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

  •
  actions taken by regulatory agencies with respect to our product candidates or our clinical trials;

  •
  regulatory developments in the United States and foreign countries;

  •
  introduction of technological innovations or new commercial products by us or our competitors;

  •
  the success of our efforts to acquire or acquire rights to additional product candidates;

  •
  market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  actual or anticipated fluctuations in our quarterly financial and operating results, including milestone payments that we may be required to pay to, or may receive from, our current or future licensors and licensees;

  •
  the level of revenue generated by commercialized products;

  •
  developments with our licensors, manufacturers and collaborators, including Schering AG, ALZA and Boehringer Ingelheim;

  •
  the exercise by Schering AG of their option to co-promote our atamestane combination therapy in the United States or to exclusively license it for commercialization outside of the United States;

  •
  departure of any key scientific or management personnel;

  •
  changes in the structure of healthcare payment systems;

  •
  any intellectual property infringement, product liability or any other litigation involving us;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  sales of our common stock by our executive officers, directors and significant stockholders;

  •
  announcements concerning our competitors, or the pharmaceutical and biotechnology industries in general; and

  •
  changes in accounting principles.

        These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

We are at risk of securities class action litigation.

        In the past, securities class action litigation has been brought against companies following declines in the market price of their securities. This risk is especially relevant for us because pharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. If we are faced with such litigation, it could result in substantial costs and diversion of management's attention and resources, which could harm our business.

We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.

        As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We have recently been upgrading our existing, and implementing additional, finance and accounting systems, procedures and controls and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2005. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2005, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.

        The assumed initial public offering price of our common stock is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based upon an assumed purchase price per share of $                  , pro forma net tangible book value per share after the offering would be $                  as of September 30, 2004. This represents an immediate increase in pro forma net tangible book value of $                  per share to existing stockholders and an immediate dilution of $                  per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price. Further, investors purchasing common stock in this offering will contribute approximately    % of the total amount invested by all purchasers of our stock, but will own only approximately    % of the shares of common stock outstanding after this offering. This dilution is due to:

  •
  investors who purchased shares of our capital stock prior to this offering having paid substantially less for their shares than the price offered to the public in this offering; and

  •
  the exercise of stock options granted to our employees.

        As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled "Dilution."

The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.

        Following completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock will beneficially own approximately            % of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options). As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

        The price of our common stock could decline if there are substantial sales of our common stock and if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding            shares of common stock based on the number of shares outstanding as of December 31, 2004, which includes shares that we are selling in this offering,            shares if the underwriters exercise their over-allotment option in full. Of these shares, the shares being sold by us in this offering may be resold in the public market immediately following the closing of the offering without restriction.

        The remaining 235,695,201 shares, or            % of our outstanding shares after this offering, held by our directors, officers and our existing securityholders are subject to lock-up agreements as described in the section of this prospectus entitled "Underwriting." In addition, options to purchase 15,641,991 shares of our common stock are outstanding as of December 31, 2004. Following this offering, we expect to register the shares underlying these options. Subject to the exercise of these options, shares included in such registration will be available for sale in the open market immediately after the 180-day lock-up period expires.

        After this offering, the holders of approximately 234,772,150 shares of common stock and a holder of a warrant exercisable for 150,000 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

We have broad discretion to use the proceeds from this offering and may use the proceeds in a manner with which you may not agree.

        We have not allocated any specific portion of the proceeds from this offering to any particular use. We will have substantial flexibility and broad discretion in applying the net proceeds from this offering and you will be relying on the judgment of our management and our board of directors regarding the application of these proceeds. We cannot assure you that management will use these funds in a manner of which you would approve.

FORWARD-LOOKING INFORMATION

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Therefore, we cannot guarantee future results, levels of activity, performance or achievements. Many important factors affect our ability to achieve our objectives, including the following:

  •
  the success and timing of our preclinical studies and clinical trials;

  •
  our ability to obtain and maintain regulatory approval for our product candidates;

  •
  our plans to research, develop and commercialize our product candidates;

  •
  regulatory developments in the United States and foreign countries;

  •
  our use of the proceeds from this offering;

  •
  developments with our licensors and collaborators;

  •
  our ability to obtain and maintain intellectual property protection for our product candidates;

  •
  the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, and our ability to obtain additional financing;

  •
  the departure of key scientific or management personnel; and

  •
  the performance of third-party manufacturers with which we contract to provide a supply of our product candidates.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $            per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We expect that we will use:

  •
  approximately $             million of these net proceeds to fund clinical trials and other research and development activities;

  •
  approximately $             million of these net proceeds to fund manufacturing expenses related to the clinical development of our product candidates; and

  •
  approximately $             million of these net proceeds to fund the establishment of our commercial organization and initiate commercial activities for our atamestane combination therapy; and

  •
  approximately $             million of these net proceeds to fund general and administrative expenses, working capital needs and other general corporate purposes.

        We may also use a portion of the proceeds for the potential acquisition of, or investment in, product candidates, technologies, or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated through our existing collaborations and any additional third-party collaborations into which we may enter. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        We expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to maintain currently planned operations for the next two years, including:

  •
  completion of the first Phase 3 clinical trial of our atamestane combination therapy;

  •
  completion of patient enrollment of our second Phase 3 clinical trial of our atamestane combination therapy;

  •
  completion of our preclinical development of omega DUROS®;

  •
  completion of a Phase 2 clinical trial of injectable omega interferon;

  •
  initiation and completion of Phase 1 clinical trials of omega DUROS®; and

  •
  initiation of pivotal clinical trials of omega DUROS®.

        However, the actual costs and timing of clinical trials are highly uncertain and subject to risk and will change depending upon the clinical indication targeted, the development strategy pursued and the results of earlier clinical trials.

        Until the funds are used as described above, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.

DIVIDEND POLICY

        We have never paid any dividends on our capital stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of September 30, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the issuance of 98,088,238 shares of Series E convertible preferred stock in November 2004 for net proceeds of approximately $49.8 million as if the issuance had occurred at September 30, 2004; and

  •
  on a pro forma as adjusted basis to give effect to (a) the conversion of all outstanding shares of convertible preferred stock into 231,099,650 shares of common stock upon the completion of this offering, (b) the amendment of our certificate of incorporation to, among other things, effect a    for    reverse split of shares of our common stock and (c) the sale of              shares of our common stock at an assumed initial public offering price of $              per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands)
Convertible preferred stock, $0.001 par value, 102,203,494 shares authorized, 101,786,828 issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; 10,000,000 shares undesignated preferred stock authorized, no shares issued and outstanding, pro forma as adjusted	$92,604	$142,438	$—
Stockholders' (deficit) equity:
Common stock, $0.001 par value; 160,000,000 shares authorized, 4,595,551 shares issued and outstanding, actual; 160,000,000 shares authorized, 137,606,963 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	5	236
Additional paid-in capital	4,801	147,007
Deferred stock-based compensation	(29)	(29)	(29)
Notes receivable from stockholders	(83)	(83)	(83)
Accumulated other comprehensive loss	(31)	(31)	(31)
Deficit accumulated during the development stage	(83,055)	(83,055)	(83,055)

Total stockholders (deficit) equity	(78,392)	78,392	64,045

Total capitalization	$14,212	$14,212	$64,045

        The number of shares of common stock outstanding after the offering as shown above is based on the number of shares outstanding as of September 30, 2004, and excludes:

  •
  14,194,953 shares of common stock issuable upon exercise of outstanding options at exercise prices ranging from $0.075 to $3.00 per share, with a weighted average exercise price of $0.12 per share;

  •
  3,090,276 shares of common stock available for future grant under our 1998 Stock Option Plan and our 2002 Equity Incentive Plan;

  •
  150,000 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $6.00 per share;

  •
  98,088,238 common shares issuable upon conversion of shares of Series E convertible preferred stock sold in November 2004;

  •
  shares of common stock available for future grant under our 2005 Equity Incentive Plan; and

  •
  shares of common stock available for issuance under our 2005 Employee Stock Purchase Plan.

DILUTION

        Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding, assuming the conversion of all outstanding shares of convertible preferred stock into 133,011,412 shares of common stock effective immediately prior to the closing of this offering. As of September 30, 2004, we had a net tangible book value of $                  million, or $                  per share of common stock. After giving effect to the sale of                        shares of common stock in this offering at an assumed public offering price of $                  per share and after the deduction of estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value would have been $                  million, or $                  per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate and substantial dilution of $                  per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of September 30, 2004
Increase per share attributable to reverse stock split
Increase per share attributable to conversion of preferred stock

Pro forma net tangible book value per share before the offering
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors	$

        The following table summarizes on a pro forma basis as of September 30, 2004, after giving effect to this offering, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering:

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	137,606,963%			$		%	$
New investors			%			%	$

Total		100%			$100%

        The number of shares of common stock outstanding after the offering as shown above is based on the number of shares outstanding as of September 30, 2004, and excludes:

  •
  14,194,953 shares of common stock issuable upon exercise of outstanding options at an exercise price ranging from $0.075 to $3.00 per share, with a weighted average exercise price of $0.12 per share;

  •
  3,090,276 shares of common stock available for future grant under our 1998 Stock Option Plan and our 2002 Equity Incentive Plan;

  •
  150,000 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $6.00 per share;

  •
  98,088,238 common shares issuable upon conversion of shares of Series E convertible preferred stock sold in November 2004;

  •
  shares of common stock available for future grant under our 2005 Equity Incentive Plan; and

  •
  shares of common stock available for issuance under our 2005 Employee Stock Purchase Plan.

        Assuming the exercise in full of all our outstanding options exercisable as of September 30, 2004, the average price per share paid by our existing stockholders would be reduced to $        per share. If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to approximately        % of the total number of shares outstanding after this offering, and the percentage of shares of common stock held by new investors will increase to approximately        %.

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," following this section and our financial statements and related notes appearing elsewhere in this prospectus. The selected financial data for the years ended December 31, 1999 and 2000, and as of December 31, 1999, 2000 and 2001, are derived from our audited financial statements not included in this prospectus. The selected financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003, are derived from our audited financial statements included in this prospectus. The selected financial data for the nine months ended September 30, 2003 and 2004, for the period from June 28, 1995 (inception) to September 30, 2004, and as of September 30, 2004, are derived from our unaudited financial statements included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.

        Historical results are not necessarily indicative of future results.

						Nine Months Ended September 30,		Period from June 28, 1995 (inception) to September 30, 2004
	Years Ended December 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands except per share data)
Operating expenses:
Research and development	$2,184	$4,420	$11,334	$18,872	$16,685	$11,895	$21,096	$75,405
General and administrative	468	1,668	1,594	1,462	1,962	1,448	1,601	9,041
Stock-based compensation (recovery)	2,268	6,081	(1,575)	(1,134)	(2,252)	(2,252)	204	3,592

Loss from operations	(4,920)	(12,169)	(11,353)	(19,200)	(16,395)	(11,091)	(22,901)	(88,038)
Other income, net	400	1,297	1,942	761	254	147	271	4,983

Net loss	(4,520)	(10,872)	(9,411)	(18,439)	(16,141)	(10,944)	(22,630)	(83,055)
Beneficial conversion adjustment related to preferred stock	—	(10,362)	—	—	(27,638)	(27,638)	—	(38,000)

Net loss attributable to common stockholders	$(4,520)	$(21,234)	$(9,411)	$(18,439)	$(43,779)	$(38,582)	$(22,630)	$(121,055)

Net loss per share attributable to common stockholders, basic and diluted	$(5.44)	$(16.51)	$(4.21)	$(6.99)	$(14.84)	$(13.19)	$(7.11)

Shares used in computing basic and diluted net loss per common share	832	1,286	2,233	2,636	2,950	2,926	3,183

Pro forma basic and diluted net loss per common share					$(0.17)		$(0.17)

Shares used in computing pro forma basic and diluted net loss per common share					94,974		136,194

        See Note 1 to the Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and dilued net loss per common share.

	As of December 31,
						As of September 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$9,688	$29,844	$25,641	$14,655	$32,853	$20,741
Working capital	9,588	29,088	24,934	10,502	29,218	13,498
Total assets	11,114	43,149	34,428	16,373	40,790	22,343
Total liabilities	296	1,334	3,529	5,127	4,639	8,131
Convertible preferred stock	14,080	49,741	49,741	49,741	92,604	92,604
Deficit accumulated during the development stage	(5,562)	(16,434)	(25,845)	(44,284)	(60,425)	(83,055)
Total stockholders' (deficit) equity	(3,262)	(7,926)	(18,843)	(38,495)	(56,452)	(78,392)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

Overview

        Intarcia Therapeutics, Inc. is a biopharmaceutical company applying an innovative and targeted approach to the acquisition, development and commercialization of novel therapeutic products for the treatment of cancer and infectious diseases. We are currently in Phase 3 clinical development for our lead cancer program, atamestane, an aromatase inhibitor, in combination with toremifene, an estrogen receptor blocker, for the treatment of hormone-dependent advanced breast cancer in postmenopausal women. In addition, we are developing omega DUROS®, a subcutaneous implant designed to deliver our omega interferon, for the treatment of hepatitis C. We have completed a Phase 2 clinical trial of omega interferon. We believe our product candidates will offer advantages over current therapies and have the potential to become the standard of care in their respective markets.

        We were incorporated in June 1995 and began operations in February 1997. Since our inception, we have principally funded our activities through the sale of $145.1 million of our preferred stock. We have devoted substantially all of our efforts to the acquisition, preclinical research and clinical development of our product candidates, and have incurred significant losses. As of September 30, 2004, our accumulated deficit was $83.1 million. The process of developing our drugs will require significant additional preclinical studies and clinical trials, as well as regulatory approval and manufacturing and commercialization activities. We expect these activities, together with our general and administrative expenses, to result in significant additional operating losses for the foreseeable future.

        We have not generated any revenues from sales of commercial products since our inception. We will receive revenue from product sales only if we complete clinical trials, obtain regulatory approvals and successfully commercialize at least one of our product candidates.

        Our research and development expenses consist primarily of costs associated with clinical trials, manufacturing of our product candidates, formulation, development and other preclinical activities including toxicology studies. We charge all research and development expenses to operations as incurred. Our research and development activities are currently focused primarily on atamestane in combination with toremifene for the treatment of hormone-dependent advanced breast cancer and omega DUROS® for the treatment of hepatitis C. We also have other products in early stage development.

        The following table summarizes our research and development expenses for the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2004. External research and development costs include expenses related to contract research organizations, third-party manufacturing and other contracted activities with external vendors. Internal research and development costs include personnel expenses and other allocated expenses such as facilities costs.

	Years Ended December 31,
				Nine Months Ended September 30, 2004
	2001	2002	2003
				(unaudited)
	(in thousands)
External research and development costs
Atamestane	$2,025	$2,598	$5,616	$11,491
Omega interferon	5,120	10,906	6,447	5,486
Biomed 101	514	775	166	88
Other projects	158	468	283	384

Total external research and development costs	7,817	14,747	12,512	17,449
Internal research and development costs	3,517	4,125	4,173	3,647

Total research and development expenses	$11,334	$18,872	$16,685	$21,096

        General and administrative expenses consist primarily of salaries, benefits and other employee related costs, as well as expenses associated with insurance, professional services fees, an allocated portion of facilities costs, and other general corporate activities.

Critical Accounting Estimates

        The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. Note 1 to the financial statements describes the significant accounting policies and methods used in the preparation of the financial statements. We consider the accounting policies described below to be affected by critical accounting estimates. Such accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the financial statements, and actual results could differ materially from the amounts reported based on these policies.

  Stock-Based Compensation

        We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation.

        In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic-value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

        Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock at grant date. Deferred stock-based compensation is amortized using a graded method over the vesting period of the underlying option, generally four years. The graded method provides for vesting of portions of the overall award at interim dates and results in higher expense in earlier years than straight-line vesting. During certain periods, we have recorded stock-based compensation recovery, which is a non-cash credit, resulting from remeasurement, of stock awards where there has been a decline in the deemed fair value of the underlying common stock.

        We have granted stock options to employees and others in exchange for goods or services. Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock based on a variety of company and industry-specific factors for the purpose of measuring the cost of the transaction and properly reflecting it in our financial statements. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock. From inception through September 30, 2004, we have recorded a total of approximately $3.6 million of stock-based compensation expense.

  Clinical Trial Accounting

        As of September 30, 2004, we recorded accruals for estimated preclinical and clinical study costs of approximately $4.5 million. All such costs were charged to research and development expenses as incurred. These include contract research organizations, third-party manufacturers of drug material and clinical supplies and other vendors. Investigator costs related to patient enrollment are accrued as patients enter the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with external vendors such as contract research organizations. In the past, we have not experienced any material deviations between accrued clinical trial expenses and actual clinical trial expenses. However, because of the possibility of incomplete or inaccurate information, we may underestimate activity levels associated with any of our clinical trials at a given point in time. In such an event, we could record material research and development expenses in future periods when the actual activity level becomes known.

Results of Operations

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2004

        Research and development expenses.    Research and development expenses were approximately $11.9 million for the nine months ended September 30, 2003, compared with approximately $21.1 million for the nine months ended September 30, 2004. This increase of $9.2 million was primarily a result of an increase of $7.5 million in expenses related to the advancement of atamestane clinical trials, including the initiation of an additional Phase 3 study in 2004. Expenses related to the development of omega DUROS® increased by $4.6 million. This increase was offset by a one-time credit from a vendor of $3.0 million, for a net increase of $1.6 million. We expect that research and development expenses will continue to increase as we continue to enroll patients into our clinical trials, manufacture omega DUROS® clinical supplies and commence omega DUROS® clinical trials.

        General and administrative expenses.    General and administrative expenses were approximately $1.4 million for the nine months ended September 30, 2003, compared with approximately $1.6 million for the nine months ended September 30, 2004. This increase of $0.2 million was primarily attributable to additional personnel-related costs. We expect that general and administrative expenses will increase in the future to support pre-commercialization efforts with atamestane, continued growth of our research and development efforts and to accommodate new demands associated with operating as a public company.

        Stock-based compensation expense (recovery).    Stock-based compensation recovery was approximately $2.3 million for the nine months ended September 30, 2003 compared to stock compensation expense of approximately $0.2 million for the nine months ended September 30, 2004. Of these amounts, employee stock-based compensation recovery related to the following: research and development recovery of $1.1 million and expense of $0.1 million for the nine months ended September 30, 2003 and 2004, respectively, and general and administrative expenses recovery of $1.2 million and expense of $0.1 million for the nine months ended September 30, 2003 and 2004, respectively. The amount for the nine months ended September 30, 2003, reflects the recovery of approximately $2.4 million for previously incurred compensation expense, partially offset by approximately $0.2 million in amortization of deferred stock based compensation. The $0.2 million expense for the nine months ended September 30, 2004 was primarily related to the exercise of vested stock options, subject to variable accounting.

        Other income, net.    Other income, net was approximately $0.1 million for the nine months ended September 30, 2003, compared with approximately $0.3 million for the nine months ended September 30, 2004. The increase of $0.1 million was primarily due to increased interest income earned of approximately $40,000 on higher average balances of cash, cash equivalents and short-term investments and a lower foreign exchange loss of approximately $0.1 million in the first nine months of 2004.

        Beneficial conversion adjustment related to preferred stock.    In June 2003, we completed a private placement for the sale of 89,583,334 shares of Series D convertible preferred stock for $0.48 per share, resulting in net proceeds of $42.9 million. As the purchase price for Series D convertible preferred stock was below the purchase price for all previous series of preferred stock, we adjusted conversion prices for Series A, B and C preferred stock pursuant to antidilution provisions of our certificate of incorporation. This adjustment resulted in a beneficial conversion feature, in accordance with the Emerging Issues Task Force, or EITF, Consensus No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, of approximately $27.6 million, which has been recorded as a deemed dividend to preferred stockholders in 2003. We have accumulated a retained earning deficit and, as a result, we recorded the deemed dividend at the date of issuance by an offsetting charge and credit to additional paid-in capital without any effect on total stockholders' deficit.

Year Ended December 31, 2002 compared to Year Ended December 31, 2003

        Research and development expenses.    Research and development expenses were approximately $18.9 million in 2002, compared with approximately $16.7 million in 2003. This decrease of $2.2 million was primarily the result of a decrease of approximately $3.6 million in expenses related to the development of omega DUROS®, as a result of restructuring certain elements of our agreement with ALZA, our omega DUROS® development partner. In addition, there was a decrease of approximately $0.9 million in general manufacturing expenses related to omega interferon, and a decrease of approximately $0.6 million in development costs related to Biomed 101 due to the completion of enrollment in our clinical trial and related decrease in clinical supply needs. These were offset by an increase of $3.0 million in expenses associated with the advancement of our atamestane Phase 3 clinical trial.

        General and administrative expenses.    General and administrative expenses were approximately $1.5 million in 2002, compared with approximately $2.0 million in 2003. This increase of $0.5 million was primarily the result of an increase of approximately $0.2 million in personnel-related expenses, as well as an increase of approximately $0.3 million related to the forgiveness of notes held by two of our former directors.

        Stock-based compensation expense (recovery).    Stock-based compensation was a recovery of approximately $1.1 million for 2002, compared to a recovery of approximately $2.3 million in 2003. Of these amounts, recovery of $0.3 million and $1.1 million in 2002 and 2003, respectively, related to research and development and recovery of $0.8 million and $1.2 million in 2002 and 2003, respectively, related to general and administrative expenses. The difference of $1.2 million was primarily the result of the difference in the recovery of previously incurred compensation expense which reflects the remeasurement of restricted stock granted to a former company officer which was subject to variable accounting. The amounts of recovery for 2002 and 2003 were approximately $2.0 million and $2.4 million, respectively. These credits were partially offset by recorded amortization of deferred stock based compensation of $0.6 million and $0.2 million in 2002 and 2003, respectively, and approximately $0.2 million of expense recorded in 2002 in connection with the issuance of a warrant to purchase common stock in connection with a license agreement.

        Other income, net.    Other income, net was approximately $0.8 million and $0.3 million in 2002 and 2003, respectively. This decrease of $0.5 million was primarily the result of a decrease in interest income of approximately $0.4 million in 2003 due to lower average balances of cash, cash equivalents and short-term investments, as well as a loss on foreign exchange of approximately $0.1 million in 2003 compared to a gain of approximately $42,000 in 2002.

        Beneficial conversion adjustment related to preferred stock.    In June 2003, we completed a private placement for the sale of 89,583,334 shares of Series D convertible preferred stock for $0.48 per share, resulting in net proceeds of approximately $42.9 million. As the purchase price for Series D convertible preferred stock was below the purchase price for all previous series of preferred stock, we adjusted conversion prices for Series A, B and C preferred stock pursuant to antidilution provisions of our certificate of incorporation. This adjustment resulted in a beneficial conversion feature, in accordance with the Emerging Issues Task Force, or EITF, Consensus No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, of approximately $27.6 million which has been recorded as a deemed dividend to preferred stockholders in 2003. We have accumulated a retained earning deficit and, as a result, we recorded the deemed dividend at the date of issuance by an offsetting charge and credit to additional paid-in capital without any effect on total stockholders' deficit.

Year Ended December 31, 2001 compared to Year Ended December 31, 2002

        Research and development expenses.    Research and development expenses were approximately $11.3 million in 2001, compared with approximately $18.9 million in 2002. This increase of $7.6 million was primarily the result of an increase of approximately $5.8 million in expenses related to the increased pace of development of omega DUROS®, an increase of approximately $0.8 million related to the clinical development and manufacturing of atamestane, and an increase of approximately $0.5 million for personnel-related expenses.

        General and administrative expenses.    General and administrative expenses were approximately $1.6 million in 2001, compared with approximately $1.5 million in 2002. This decrease of $0.1 million was primarily the primarily the result of lower legal and accounting-related expenses.

        Stock-based compensation expense (recovery).    Stock-based compensation was a recovery of approximately $1.6 million in 2001, compared to a recovery of approximately $1.1 million in 2002. Of these amounts, recovery of $0.6 million and $0.3 million in 2001 and 2002, respectively, related to research and development and recovery of $1.0 million and $0.8 million in 2001 and 2002, respectively, related to general and administrative expenses. The difference of $0.5 million was primarily the result of the difference in the recovery of previously incurred compensation expense which reflects the remeasurement of restricted stock granted to a former company officer which was subject to variable accounting. The amounts of recovery for 2001 and 2002 were approximately $2.4 million and $2.0 million, respectively. These credits were partially offset by recorded amortization of deferred stock-based compensation of $0.8 million and $0.6 million in 2001 and 2002, respectively, and approximately $0.2 million of expense recorded in 2002 in connection with the issuance of a warrant to purchase common stock in connection with a license agreement.

        Other income, net.    Other income, net was approximately $1.9 million and $0.8 million in 2001 and 2002, respectively. This decrease of $1.1 million was primarily due to lower interest income as a result of lower average balances of cash, cash equivalents and short-term investments, as well as lower interest rates.

Income Taxes

        At the end of December 31, 2003, we had approximately $56.7 million in federal and state net operating loss carryforwards. If not utilized, net operating loss and credit carryforwards will expire at various dates beginning in 2012. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of our net operating losses and credits before they can be used. You should read Note 12 of the notes to our financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private placements of preferred stock. As of September 30, 2004, we had received net proceeds of approximately $92.6 million from the sale of convertible preferred stock and had cash, cash equivalents and short-term investments of approximately $20.7 million at September 30, 2004. In November 2004, we completed a private placement for the sale of 98,088,238 shares of Series E convertible preferred stock for $0.51 per share, resulting in net proceeds of approximately $49.8 million.

Cash Flows

        Net cash used in operating activities was $18.4 million for the nine months ended 2004. This consisted primarily of a net loss for the year of $22.6 million, partially offset by an increase in accounts payable and accrued liabilities of $3.5 million. Net cash provided by investing activities was $17.5 million for the nine months ended September 30, 2004. This consisted primarily of maturities of marketable securities of $22.3 million, partially offset by $4.7 million in purchases of marketable securities. Net cash provided by financing activities was $0.1 million for the nine months ended 2004. This consisted primarily of net proceeds from issuance of common stock upon the exercise of stock options.

        Net cash used in operating activities was $18.3 million in 2003. This consisted primarily of a net loss for the year of $16.1 million, as well as $2.4 million in net stock-based compensation recovery, partially offset by depreciation and amortization of $0.2 million. Net cash used in investing activities was $21.7 million in 2003. This consisted primarily of purchases of marketable securities of $37.1 million, offset by $15.4 million in maturities of marketable securities. Net cash provided by financing activities was $42.9 million in 2003. This consisted entirely of net proceeds from the issuance of Series D convertible preferred stock in June 2003.

        Net cash used in operating activities increased from $9.7 million in 2001 to $17.3 million in 2002 to $18.3 million in 2003. The net increase in cash used in operating activities from 2001 to 2002 was primarily due to increases in operating expenses as we expanded our research and development activities. The net increase in cash used in operating activities from 2002 to 2003 was primarily due to significant net cash payments for accrued expenses related to the omega interferon and atamestane studies in 2003, partially offset by a lower net operating loss in 2003 due to reduced expenses related to development of the DUROS® therapeutic system for omega interferon.

        Net cash provided by or used in investing activities changed from cash provided of $6.4 million in 2001 to cash provided of $7.8 million in 2002 to cash used of $21.7 million in 2003. The net increase in cash provided from 2001 to 2002 was primarily the result of purchases of restricted investments totaling approximately $1.3 million in 2001. The net increase in cash used in investing activities from 2002 to 2003 was primarily due to net sales of marketable securities of $7.9 million as opposed to net purchases of marketable securities of $21.7 million in 2003.

        Net cash provided by financing activities increased from $6,000 in 2001 to $0.1 million in 2002 to $42.9 million in 2003. The net increase in cash provided in financing activities from 2001 to 2002 was primarily due to an increase in net proceeds from issuance of common stock and payments made on stockholders' notes receivable. The net increase in cash provided in financing activities from 2002 to 2003 was primarily due to net proceeds of $42.9 million from the issuance of Series D convertible preferred stock in 2003.

Operating Capital and Capital Expenditure Requirements

        Under the terms of our agreements with Schering AG, Boehringer Ingelheim and ALZA, we may be obligated to make payments of up to $11.25 million in the aggregate upon the achievement of development milestones.

        We believe our existing cash, cash equivalents and short-term investments, together with cash flows and the net proceeds of this offering, will be sufficient to fund our operating expenses, debt obligations and capital requirements at least through the next two years. Our future capital uses and requirements depend on numerous factors, including:

  •
  the extent to which our product candidates progress into later stages of development;

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  the extent to which we pursue expanded indications for our product candidates;

  •
  our ability to acquire new product candidates;

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  our progress with research and development; and

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  regulatory changes, competition and technological developments in the market.

        Therefore, our capital requirements may increase and it is possible we may seek additional financing at any time in the future. We may attempt to raise such funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings. Additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable to us or may result in dilution to our stockholders. Our failure to raise funds when needed may harm our business.

Contractual Obligations

        Our outstanding contractual obligations as of September 30, 2004 were as follows:

	Less than One Year	One to Three Years	Four to Five Years	Thereafter
Operating Leases	$307,276	$703,922	—	—
Manufacturing Development Agreements	8,457,280	1,356,410	—	—

Total	$8,764,556	$2,060,332	—	—

Recent Accounting Pronouncements

        In March 2004, EITF reached several consensuses on accounting guidance and disclosure of other-than-temporary impairment of debt and equity securities discussed in Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. These consensuses apply to investments in debt and equity securities within the scope of Statements 115 and 124. They also apply to investments in equity securities that are both outside the scope of Statement 115 and not accounted for by the equity method, a group referred to as "cost method investments." The impairment accounting guidance is effective for reporting periods beginning after June 15, 2004; the disclosure requirements for annual reporting periods ending after June 15, 2004.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS 123R, which replaces SFAS No. 123 Accounting for Stock-Based Compensation, or SFAS 123, and supercedes APB Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R may have a material impact on the Company's results of operations and loss per share. We have not yet determined the method of adoption of the effect of adopting SFAS 123R.

        In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS 150. SFAS 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. We have applied the terms of SFAS 150 to the Series D and Series E convertible preferred stock and determined that these series of preferred stock should be reported in the shareholders' equity section of our balance sheet.

        In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property, and may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

        The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Due to the short-term nature of these investments, a 10% movement in market interest rates would not have a material impact on the total fair market value of our portfolio as of September 30, 2004.

BUSINESS

Overview

        Intarcia Therapeutics, Inc. is a biopharmaceutical company applying an innovative and targeted approach to the acquisition, development and commercialization of novel therapeutic products for the treatment of cancer and infectious diseases. Our highly experienced team uses its expertise in clinical medicine, pharmaceutical development and regulatory affairs to discover alternate clinical applications or development pathways for clinical stage products with validated mechanisms of action and existing clinical safety and activity data. We frequently combine these products with other products or technologies to create new therapeutic products that address significant market needs. We have applied this approach to create and advance our two lead clinical programs. We are developing atamestane, our aromatase inhibitor, in combination with toremifene, an approved estrogen receptor blocker, for the treatment of hormone-dependent breast cancer in postmenopausal women. We are currently in Phase 3 clinical development with this combination for the initial, or first line, treatment of hormone-dependent advanced (metastatic or locally advanced) breast cancer in postmenopausal women. We expect to have data from the first of our two ongoing Phase 3 clinical trials in the first half of 2006. In addition, we are developing omega DUROS®, a subcutaneous implant designed to deliver our omega interferon, for the treatment of hepatitis C. We have completed a Phase 2 clinical trial of omega interferon, demonstrating its antiviral activity. We believe our lead product candidates will offer advantages over current therapies and have the potential to become the standard of care in their respective markets.

        Our lead cancer program, atamestane in combination with toremifene, is being developed for the treatment of hormone-dependent breast cancer in postmenopausal women. We believe that our novel combination of atamestane with toremifene will provide maximal estrogen blockade and will result in longer suppression of breast cancer cell growth relative to single agent hormonal therapy. We are conducting two pivotal Phase 3 clinical trials for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women. Both of these 840 patient clinical trials compare our novel combination of atamestane and toremifene to Femara (letrozole), an approved aromatase inhibitor. We have completed enrollment in our first Phase 3 clinical trial and are currently enrolling our second Phase 3 clinical trial. We expect to have data from our first Phase 3 clinical trial in the first half of 2006. If our Phase 3 clinical trials are successful, we intend to file a New Drug Application, or NDA, for approval of atamestane in combination with toremifene for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women. In addition, if data from our first Phase 3 clinical trial are positive, we intend to initiate additional clinical trials to evaluate our combination therapy in the adjuvant breast cancer setting.

        Our lead infectious disease program, omega DUROS®, is being developed for the treatment of hepatitis C. We are developing omega DUROS® to improve the treatment of hepatitis C by offering a more convenient and potentially safer and more efficacious therapy. Omega DUROS® is designed to deliver a continuous and consistent dose of omega interferon for three months via the implantable DUROS® device.

        We have demonstrated the antiviral activity of omega interferon given by injection through two clinical trials in over 100 patients infected with the hepatitis C virus, or HCV. We are currently evaluating omega interferon in another Phase 2 clinical trial to assess its safety, tolerability and antiviral activity. This Phase 2 clinical trial involves a daily injection regimen intended to approximate omega interferon blood levels anticipated from omega DUROS®. In this trial, we are evaluating the antiviral response of omega interferon alone and in combination with ribavirin in previously untreated patients with chronic HCV infection. In parallel, we have developed a proprietary formulation of omega interferon for long-term delivery with omega DUROS® and plan to file a U.S. Investigational New Drug application, or IND, in the second half of 2005 to initiate clinical testing for omega DUROS®.

We believe that the convenience and safety advantages of omega DUROS® will allow treatment of patients with HCV for whom there are limited treatment options.

        In addition to our breast cancer and hepatitis C programs, we have two earlier stage programs in development for the treatment of cancer. We will continue to seek additional product candidates that we can develop to target significant market opportunities in cancer and infectious diseases.

Our Strategy

        Our goal is to acquire product candidates and technologies to create, develop and commercialize innovative therapeutic products for the treatment of cancer and infectious diseases. To achieve this goal, we intend to:

Acquire Products with Significant Market Potential

        We identify, evaluate and acquire product candidates which we believe we can develop into therapeutics with superior characteristics compared to existing therapies. Accordingly, we focus on therapies addressing large market opportunities in cancer and infectious diseases where existing therapies are inadequate and target product opportunities with the following characteristics:

  •
  Alternate clinical applications or development pathways;

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  Validated mechanisms of action with demonstrated clinical activity; and

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  Significant existing safety and clinical data.

        When we identify product candidates for which we have discovered alternate clinical applications or development pathways not identified by their originators, there is usually less competition for these product candidates. Therefore, we expect to achieve both lower acquisition costs and future financial obligations. In addition, when we acquire product candidates with validated mechanisms of action and significant existing safety and clinical data, our early clinical development risk is reduced. With respect to atamestane and omega interferon, we were also able to acquire sufficient clinical drug supplies of the product candidates to efficiently proceed into clinical trials.

Advance Our Programs Through Development

        We have a highly experienced team of physicians and scientists in clinical research, pharmaceutical development and regulatory affairs that enables us to identify the optimal indications, formulations and development pathways for our product candidates. We have expertise in the following areas:

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  Biology and Clinical Medicine.  We use our broad understanding of the mechanism of diseases and the medical application of biology to identify new clinical applications or development pathways for previously studied compounds.

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  Clinical Development and Regulatory Affairs.  Our scientists have specific expertise in both biologic and small molecule development, including experience with the development and approval of an aromatase inhibitor and alpha interferon. Our regulatory team includes several former senior staff members of FDA.

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  Pharmacology.  We apply our expertise in pharmacology to better predict the potential therapeutic activity of drugs and drug combinations that others may not have recognized.

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  Formulation and Drug Delivery.  We utilize our expertise in formulation and drug delivery to develop improved therapies by combining clinically validated product candidates and proven technologies.

        In the course of applying our expertise, we identify, develop and protect additional intellectual property to extend the exclusivity of our product candidates.

Maximize the Commercial Potential of Our Product Candidates

        If our products are approved, we intend to maximize the commercial opportunity of our products by:

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  Building our own U.S. sales and marketing organization.  We plan to build a sales and marketing organization in the United States to retain a higher share of our products' value.

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  Establishing strategic collaborations to market products.  We plan to partner with major pharmaceutical or biotechnology companies to benefit from their commercial capabilities to co-promote our products in the United States and to market our products outside the United States.

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  Increasing our market opportunity by expanding the indications for our therapeutics.  We plan to initiate clinical trials of our therapeutics for indications beyond the first indication as soon as Phase 3 clinical data demonstrating the safety and efficacy of our therapeutics are available.

Our Lead Clinical Programs

        The following table summarizes our two lead programs:

Program	Product	Indication	Development Status

Breast Cancer	Atamestane in Combination with Toremifene	Initial Indication •First line treatment of hormone-dependent advanced breast cancer	•Completed enrollment of first Phase 3 trial; data expected first half of 2006 •Second Phase 3 trial ongoing
Future Indications
		•Adjuvant*	•If the first Phase 3 trial for the initial indication is successful, we expect to initiate clinical trials in the adjuvant setting
		•Neoadjuvant**	•If the first Phase 3 trial for the initial indication is successful, we expect to initiate clinical trials in the neoadjuvant setting

Hepatitis C	Omega DUROS®	Initial Indication •Previously untreated HCV patients with abnormal liver enzymes

•Phase 2 trial for injectable omega interferon in progress
•IND for omega DUROS® projected for the second half of 2005, with Phase 1 expected in 2006
•Phase 2/3 for omega DUROS® expected to start in 2006
		Future Indications •HCV patients who have failed prior therapy, HCV patients who may benefit from maintenance therapy and previously untreated HCV patients with normal liver enzyme levels	•If Phase 3 trial for the initial indication is successful, we expect to initiate clinical trials in these patient populations

*
Adjuvant therapy is given to patients following surgery to decrease the risk of progression to advanced breast cancer.

**
Neoadjuvant therapy is given to patients to reduce tumor size prior to surgery.

Lead Programs

Breast Cancer Program

  Overview

        We are developing a novel therapy for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women by combining atamestane, our oral steroidal aromatase inhibitor, with toremifene (Fareston), an estrogen receptor blocker. Currently, advanced breast cancer patients with estrogen sensitive tumors are typically treated with either an aromatase inhibitor, which reduces estrogen production, or an estrogen receptor blocker, which blocks estrogen signaling. We believe that superior suppression of estrogen-driven tumor growth can be achieved by simultaneously reducing estrogen production and blocking estrogen receptors. As a result, we believe that our combination of atamestane with toremifene will result in maximal estrogen blockade and further slow the growth of hormone-dependent breast cancer. We are currently conducting two Phase 3 clinical trials to evaluate the combination for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women. We completed enrollment for our first Phase 3 clinical trial in January 2005 and expect to report the results from this trial in the first half of 2006. We have also begun enrollment for a second Phase 3 clinical trial. Both of these 840 patient clinical trials compare our novel combination of atamestane and toremifene to Femara (letrozole), an approved aromatase inhibitor. If data from our first Phase 3 clinical trial are positive, we intend to initiate additional clinical trials to evaluate our combination in the adjuvant breast cancer setting, which accounts for greater than 60% of worldwide sales of hormone therapies for breast cancer.

  Market Opportunity

        Breast cancer is the most common cancer in women. In the United States, there are an estimated two million patients diagnosed with breast cancer. There are approximately one million postmenopausal women in the United States diagnosed with hormone-dependent breast cancer. Approximately 130,000 postmenopausal women in the United States are diagnosed each year with hormone-dependent breast cancer, where estrogen is the primary driver of tumor growth, and an estimated 40,000 U.S. patients are diagnosed with advanced breast cancer annually. The goal of current hormonal therapy is to reduce estrogen levels or block receptor binding to prevent estrogen-stimulated tumor growth. Worldwide sales of hormonal therapies for breast cancer exceeded $1.2 billion in 2004 and is projected to grow to more than $2.5 billion by 2007.

        Patients with advanced breast cancer have either locally advanced disease or metastatic disease. Locally advanced disease means that the tumor has grown beyond the immediate area of the breast. Metastatic disease means that tumors have spread to other parts of the body. For patients with hormone-dependent advanced breast cancer, surgery alone is no longer curative and hormonal therapy is the treatment of choice. If the disease continues to progress while on therapy, the patient is considered to be resistant to the first line therapy and a second line hormonal therapy may be used, or the physician and the patient may elect to advance to chemotherapy.

        When a patient is diagnosed with local breast cancer, the tumor has not spread beyond a confined area in the breast and surgery can be performed to remove the tumor. Following surgery, these patients may also receive adjuvant hormonal therapy and radiation to decrease the risk of progression to advanced breast cancer.

        Two classes of hormonal therapies are typically used for the treatment of hormone-dependent advanced breast cancer: estrogen receptor blockers and aromatase inhibitors. Estrogen receptor blockers bind to the estrogen receptor and prevent estrogen from driving tumor growth. In contrast to the estrogen receptor blockers, aromatase inhibitors reduce estrogen production to achieve the same purpose.

  Current Treatment Limitations

        Estrogen receptor blockers have been considered the hormonal therapy of choice for both post-surgical adjuvant therapy and first line treatment of advanced breast cancer since their approval in 1973. Although estrogen receptor blockers are effective in slowing the growth and delaying the recurrence of hormone-dependent breast cancer, they also have limitations. Specifically, during the course of treatment with estrogen receptor blockers, breast cancer cells develop a hypersensitivity to even small amounts of estrogen and also increase the localized production of estrogen, rendering the estrogen receptor blockers less effective and fueling tumor growth. In addition, the leading estrogen receptor blocker, tamoxifen, has estrogenic, or estrogen-like, activity which eventually may induce the tumor to grow and has been associated with an increased risk of endometrial cancer. The median time to progression for patients with advanced breast cancer treated with estrogen receptor blockers is approximately six months.

        In first line hormonal therapy of advanced breast cancer, aromatase inhibitors are increasingly replacing the use of estrogen receptor blockers due to recent studies demonstrating that aromatase inhibitors are more effective than tamoxifen in delaying breast cancer progression in patients with advanced disease. However, preclinical studies demonstrate that tumors deprived of estrogen ultimately become hypersensitive to estrogen after which even small amounts of estrogen can stimulate tumor growth. While aromatase inhibitors are more effective than estrogen receptor blockers, they do not completely block estrogen production and they have no effect on estrogen released from fat stores or derived from dietary sources. Therefore, tumor cells can continue to proliferate even under aromatase suppression. The median time to progression for patients with advanced breast cancer treated with aromatase inhibitors is approximately eight to eleven months.

        Recent studies have also shown that aromatase inhibitors have advantages over tamoxifen in the adjuvant breast cancer setting. Based on these studies, the American Society of Clinical Oncology, or ASCO, Technology Assessment Panel recommended in November 2004 that "adjuvant therapy for postmenopausal women with hormone receptor-positive breast cancer should include an aromatase inhibitor in order to lower the risk of tumor recurrence."

        In 2004, aromatase inhibitors as a class generated $1.2 billion in sales, up from $340 million in 2001, representing an annual growth rate of 52%. The aromatase inhibitor share of the total hormonal market for breast cancer has grown from 25% in 2001 to 50% in 2004. Due to the ASCO recommendations, we believe that the use of aromatase inhibitors will continue to grow, especially in the adjuvant setting. Despite the increasing use of aromatase inhibitors in the treatment of breast cancer, this class of compounds faces potential limitations as single agent therapy.

  Combination Therapy Hypothesis

        In the late 1990s, following the development of aromatase inhibitors, we explored the possibility of combining an aromatase inhibitor with an estrogen receptor blocker and discovered that many of the available possible combinations were likely to be ineffective due to undesirable metabolic interactions between the drugs and the inherent estrogenic activity of tamoxifen. We targeted and acquired atamestane because we believe the metabolic profile of this aromatase inhibitor makes it an appropriate candidate for combination with either tamoxifen or toremifene. We chose toremifene as the estrogen receptor blocker because data have shown that it exhibits substantially less estrogenic activity than tamoxifen. Accordingly, we believe that our novel combination will avoid the shortcomings of previously studied combination hormonal therapies.

        After licensing the rights to atamestane in 1999, we commenced clinical development to test our hypothesis. At that time, AstraZeneca had begun the ATAC trial to evaluate the effectiveness of Arimidex, an aromatase inhibitor, in combination with tamoxifen in the adjuvant breast cancer setting. The ATAC trial results, which were first published in 2001, showed that the combination of Arimidex and tamoxifen was not more effective than either of the drugs alone. The data showed that there was a metabolic interaction between Arimidex and tamoxifen, resulting in an approximately 27% reduction of Arimidex blood levels. There was also a substantial increase in bone density in the combination therapy and in the tamoxifen alone therapy as compared to the Arimidex alone therapy in the trial. We believe the bone density increase in these patients was a result of the estrogenic activity of tamoxifen. We concluded that the combination therapy was not superior to the single-agent therapies due to the metabolic interaction between Arimidex and tamoxifen and the intrinsic estrogenic activity of tamoxifen. We believe the results of the ATAC trial confirmed the great importance of selecting the appropriate non-interacting aromatase inhibitor and the estrogen receptor blocker with the least estrogenic activity.

  Intarcia Solution

        We believe that we can provide maximal estrogen blockade and increase the time to progression for hormone-dependent breast cancer by combining the appropriate aromatase inhibitor and estrogen receptor blocker. We chose atamestane as the aromatase inhibitor because it is less susceptible to undesirable metabolic interactions when combined with a member of the estrogen receptor blocker class. We chose toremifene as the estrogen receptor blocker because it is less estrogenic than tamoxifen and has been shown to cause fewer cases of endometrial cancer in long-term use.

        Atamestane is an orally-administered, steroidal aromatase inhibitor that reduces the production of estrogen. We believe that atamestane will be an effective aromatase inhibitor for combination hormonal therapy for several reasons:

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  Atamestane has demonstrated clinical activity in second line treatment of advanced breast cancer; and

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  Atamestane is metabolized differently than the non-steroidal aromatase inhibitors, Arimidex and Femara, and does not metabolically interact with toremifene.

        Toremifene is an orally-administered estrogen receptor blocker that is approved for the first line treatment of advanced breast cancer in postmenopausal women. Based on preclinical and clinical data, we believe that toremifene will be an effective choice when used in combination with atamestane for several reasons:

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  Toremifene does not metabolically interact with atamestane;

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  Toremifene exhibits 40 times lower intrinsic estrogenic activity than tamoxifen;

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  Patients in toremifene studies have experienced a lower incidence of endometrial cancer when compared to tamoxifen, supporting preclinical data showing that toremifene has lower estrogenic activity than tamoxifen; and

  •
  Toremifene is comparable to tamoxifen in efficacy for the treatment of advanced breast cancer.

        We believe our novel combination of atamestane with toremifene will prove to be a more effective treatment for hormone-dependent breast cancer and overcome the shortcomings of the combination tested in the ATAC trial.

  Development History and Status

        When we acquired the rights to atamestane, Schering AG had already generated significant clinical activity and safety data across several disease indications. Schering AG had conducted clinical trials of atamestane in approximately 900 patients for the treatment of benign prostatic hyperplasia, an enlargement of the prostate gland in men. Since the estrogen production pathway in men is identical to the estrogen production pathway in postmenopausal women, the entire safety database is relevant to our clinical development. Schering AG also had performed a Phase 2 multi-center clinical trial evaluating atamestane in women with recurrent advanced breast cancer who had progressed while on tamoxifen and showed that atamestane is active as second line hormonal therapy in women with recurrent hormone dependent advanced breast cancer. In this trial, atamestane significantly lowered estrogen levels and delayed tumor growth for a median of seven months, suggesting anti-tumor activity.

        To demonstrate that atamestane did not metabolically interact with toremifene, we conducted a number of preclinical studies and a Phase 1a clinical trial evaluating the combination in healthy postmenopausal women. Data from these studies demonstrated that the addition of toremifene to atamestane had no impact on the blood levels of atamestane. Conversely, the addition of atamestane to toremifene had no impact on the blood levels of toremifene.

        These extensive data enabled us to advance our combination therapy directly into Phase 3 clinical trials under the Special Protocol Assessment, or SPA, procedures administered by FDA. Under the SPA procedures, a company may seek FDA's agreement on the design and size of a clinical trial intended to form the primary basis for an effectiveness claim. If FDA and the company reach an agreement, the agreement cannot be changed after the trial begins, except in limited circumstances such as a change in the science or clinical knowledge about the conditions being studied. Pursuant to SPA procedures, we are currently conducting two large randomized Phase 3 clinical trials. These trials compare our combination of atamestane and toremifene to Femara, which FDA has recommended as the appropriate comparator.

        Each of our two Phase 3 clinical trials is a randomized, double blinded and active controlled trial and will enroll approximately 840 qualified patients from sites in North America and Europe. Each trial will consist of two treatment groups of 420 patients each. The objective of our Phase 3 clinical trials is to demonstrate that atamestane in combination with toremifene will be more effective than Femara in delaying disease progression in postmenopausal women with hormone-dependent advanced breast cancer. The experimental group receives atamestane and toremifene, and the control group receives Femara and placebo. The primary end point for both trials is time to progression with secondary endpoints of objective response and survival. We have completed enrollment in our first Phase 3 clinical trial and expect data in the first half of 2006. We have initiated enrollment in our second Phase 3 clinical trial.

        If our Phase 3 clinical trials are successful, we intend to file an NDA with FDA for approval of atamestane in combination with toremifene for the first line treatment of hormone-dependent advanced breast cancer in postmenopausal women. In addition, if our first Phase 3 clinical trial has positive results, we plan to initiate additional clinical trials to evaluate our combination therapy in the adjuvant breast cancer setting, which accounts for greater than 60% of the hormone-dependent breast cancer market.

  Commercialization

        We intend to build our own sales and marketing organization in order to co-promote our combination therapy in the United States with a major pharmaceutical or biotechnology partner. We plan to seek a partner to exclusively market our combination therapy outside the United States. Schering AG has options to co-promote our combination therapy with us in the United States and market it exclusively outside the United States. We believe that we can effectively market our combination therapy in the United States with an 80 to 100 person sales force targeting medical oncologists in the United States.

Hepatitis C Program

  Overview

        We are developing omega DUROS® to improve the treatment of HCV by offering a more convenient and potentially safer and more efficacious therapy. Omega DUROS® is designed to deliver a continuous and consistent dose of omega interferon, a therapeutic protein, for three months via the implantable DUROS® device, a proven drug delivery technology developed by ALZA Corporation. If approved, omega DUROS® would eliminate the need for weekly injections and potentially reduce side effects and the viral breakthrough associated with current therapies. We have demonstrated the antiviral activity of omega interferon given by injection through two clinical trials in over 100 HCV patients. We are currently evaluating omega interferon in another Phase 2 clinical trial to assess the safety, tolerability and antiviral activity in a daily injection regimen intended to approximate omega interferon blood levels anticipated from omega DUROS®. In this trial, we are evaluating omega interferon alone and in combination with ribavirin in previously untreated patients with chronic HCV. In parallel, we have developed a proprietary formulation of omega interferon for long-term delivery from omega DUROS® and plan to file an IND in the second half of 2005 to initiate clinical testing for omega DUROS® in previously untreated HCV patients. We intend to expand the market opportunity for omega DUROS® by evaluating it in other groups of HCV patients for whom there are limited treatment options. These patients include those who do not respond to alpha interferon therapy, those who have relapsed after initially responding to alpha interferon therapy and may benefit from chronic suppression of their viral activity and those who have not been previously treated because they have normal liver enzyme levels.

  Market Opportunity

        Hepatitis C is a major global public health problem. According to the World Health Organization, more than 170 million people worldwide are chronically infected with HCV, and three to four million new HCV infections occur annually. The U.S. Centers for Disease Control and Prevention, or CDC, has estimated that in the United States approximately 2.7 million people are chronically infected with HCV and approximately 25,000 patients are diagnosed each year. It is estimated that 10,000 to 12,000 patients die annually in the United States from complications resulting from HCV infection. The annual worldwide market for currently approved HCV therapeutics is projected to grow from approximately $2.0 billion in 2004 to $3.5 billion in 2010.

        At least six HCV genotypes have been identified, but Genotype 1 is the most prevalent and the most difficult to treat. The HCV strain or genotype is determined to help predict the likelihood of treatment response and to identify the appropriate duration of treatment for the patient. Genotype 1 is responsible for more than 70% of HCV infections in the United States and Japan and approximately 65% of HCV infections in Europe. Genotype 1 infections are the least responsive to alpha interferon therapy. After 48 weeks of treatment, fewer than half of all patients with Genotype 1 have a sustained viral response compared to 80% of those infected with Genotypes 2 and 3.

  Current Treatment Limitations

        The goal of hepatitis C therapy is to eradicate the hepatitis C virus and induce a sustained viral response, which means the absence of detectable HCV in the blood six months after the end of the 48-week treatment. The first approved therapy for the treatment of HCV was recombinant alpha interferon. However, its use is limited by its inconvenient dosing regimen of injections three times per week for 48 weeks and its side effects, including flu-like symptoms, depression and low blood cell counts. We believe that these side effects are exacerbated by the high blood levels of alpha interferon achieved shortly after injection. Alpha interferon also has a very short half-life and is almost undetectable in the blood 24 hours after injection. This allows HCV viral levels to increase and contributes to the viral breakthrough. Many patients do not respond to alpha interferon therapy or they do not comply with treatment because of the frequent dosing requirement and significant side effects of the therapy.

        Pegylated alpha interferon was developed to address some of the limitations of alpha interferon. Pegylation increases the half-life of alpha interferon and decreases the required frequency of dosing to once a week. The longer half-life of pegylated alpha interferon reduces the viral breakthrough and improves clinical outcomes. Schering-Plough introduced the first pegylated alpha interferon, PEG-Intron®, in January 2001 and Roche launched its pegylated version of alpha interferon, Pegasys®, in January 2003. Unlike PEG-Intron, Pegasys, the market leader, does not need dosage adjustments for the patient's weight and is available in a ready-to-use solution. Although pegylated alpha interferon improves upon unpegylated alpha interferon, less than half of Genotype 1 HCV patients treated with pegylated alpha interferon have a sustained viral response.

        The treatment of choice for chronic HCV is a combination of pegylated alpha interferon administered by self-injection once a week and oral ribavirin taken daily. Ribavarin has no clinical antiviral activity in HCV, but acts with alpha interferon to reduce the viral load. While ribavirin increases the sustained viral response, it also has significant dose limiting side effects, such as anemia, which may require additional treatment.

  Intarcia Solution

        We are developing omega DUROS® to improve the treatment of HCV by offering a more convenient, potentially safer and more efficacious therapy. Omega DUROS® is designed to deliver a continuous and consistent dose of omega interferon for three months after a single insertion via the DUROS® device.

  Omega Interferon

        Omega interferon is a recombinant version of the naturally occurring human omega interferon. Omega interferon is structurally distinct from alpha interferon, and we believe that omega interferon offers certain advantages over alpha interferon. Commercially available alpha interferons are manufactured in bacteria. Omega interferon is produced in mammalian cells into which the human omega interferon gene has been introduced and therefore we believe that omega interferon may be more stable at body temperature. We have developed a formulation of omega interferon which has demonstrated stability at up to 104oF for more than six months. Our formulation of omega interferon does not need to be refrigerated and we believe it is suitable for long-term administration at body temperature via an implantable device, such as omega DUROS®.

  Omega DUROS®

        We believe that the continuous and consistent delivery of omega interferon through omega DUROS® offers several advantages over existing interferon products:

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  Assured compliance.  Omega DUROS® is designed to eliminate the need for weekly injections, assure patient compliance and potentially improve the effectiveness of HCV therapy.

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  Improved side effect profile.  Omega DUROS® is designed to avoid the peaks in drug levels that may cause side effects following unpegylated or pegylated alpha interferon injections.

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  Reduced viral breakthrough.  Omega DUROS® is designed to avoid the troughs in drug levels that occur with unpegylated or pegylated alpha interferon injections which results in viral breakthrough.

        Omega interferon is formulated and filled into the implantable omega DUROS® device, a small 4 millimeter × 45 millimeter titanium alloy cylinder. Body fluids enter one end of the cylinder through a semi-permeable membrane. The drug is delivered from a port at the other end of the cylinder at a controlled rate proportional to the entrance of tissue fluids and appropriate to the specific therapeutic agent. Omega DUROS® can be implanted subcutaneously in the upper arm in a 10 to 15 minute procedure in the physician's office under local anesthesia and can be removed easily in as few as two to three minutes. We are currently working with ALZA on the development of a three-month omega DUROS® product, with plans to expand to a nine- to twelve-month product in the future. ALZA's DUROS® system is currently used in Viadur (leuprolide acetate implant) which is marketed by Bayer HealthCare Pharmaceuticals for the palliative treatment of advanced breast cancer.

        We believe that omega DUROS®, if approved, will provide an attractive treatment option for previously untreated HCV patients with abnormal liver enzymes. In addition, we believe omega DUROS® will be appropriate to treat other HCV populations for whom there are only limited treatment options. The three groups of patients in this category are:

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  Patients who have failed prior alpha interferon therapy:  Many patients who receive alpha interferon therapy fail to achieve a sustained viral response. These patients are at high risk for progression to liver fibrosis and cirrhosis. Patients who have failed alpha interferon have limited treatment options. They are either retreated with the same drug regimen, switched to a different brand of alpha interferon or switched to a different regimen. We believe that these patients would be appropriate candidates for omega DUROS®.

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  Patients who need chronic suppression of viral activity:  Another approach to treating alpha interferon failure patients is to administer lower doses of alpha interferon for longer periods of time to reduce toxicity and suppress viral growth to reduce the liver damage that can lead to liver failure. Because chronic suppression therapy requires long-term administration of interferon, we believe that an implantable system such as omega DUROS® could be particularly suitable for the treatment of this patient population.

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  Patients with HCV infections but normal liver enzyme levels:  A significant group of HCV patients have normal levels of liver enzymes and therefore have not been treated. A recent study indicated that a considerable proportion of these patients have moderate to advanced liver damage and should be treated in the same way as patients with elevated liver enzyme levels. We believe that HCV patients with normal liver enzyme levels and no other symptoms may be less willing to comply with weekly injection therapy and that omega DUROS® would offer a more convenient and potentially safer therapeutic option.

  Development History and Status

        We acquired rights to omega interferon from Boehringer Ingelheim and then selected ALZA's DUROS® technology as our delivery system. To accelerate the development of our HCV program, we conducted clinical trials of omega interferon in patients with HCV to establish anti-HCV activity. We have also developed a proprietary formulation of omega interferon for the omega DUROS® device which has demonstrated stability at 104oF for more than six months and can be delivered at a predictable rate. These two development efforts have been moving in parallel and, once completed, will enable us to accelerate the development of omega DUROS®.

  Omega Interferon Development Status

        Prior to our licensing of omega interferon, Boehringer Ingelheim had completed several Phase 1 clinical trials in healthy volunteers. They demonstrated that omega interferon has dose-related pharmacological activity typical of other interferons.

        We have completed two clinical trials of omega interferon by injection for the treatment of HCV. The first, a Phase 1b clinical trial in patients with interferon-resistant HCV in the United States, demonstrated safety and antiviral activity. We then conducted a Phase 2 clinical trial in previously untreated patients with HCV at multiple centers in Europe. The primary purpose of this study was to examine the safety, tolerability and activity of omega interferon by injection in patients who had not previously received antiviral therapy for HCV. This dose-ranging clinical trial included 90 previously untreated patients, 55 of whom had Genotype 1 HCV infection. We believe that the omega interferon results from this Phase 2 clinical trial compare favorably with published data for alpha interferon. Even the lowest tested dose of omega interferon reduced viral levels in the blood, or viral load, in these previously untreated patients. The overall rate of viral clearance for all subjects at week 12 was 51% with omega interferon administered at an average dose of approximately 2.4 micrograms per kilogram per week. This study demonstrated that omega interferon has dose-related antiviral activity in patients with chronic HCV infection and indicates that a dose range of 135 micrograms to 270 micrograms per week may be the optimal biological dose in patients with Genotype 1 HCV infection as shown in the following graph.

        To determine whether ribavirin enhances the activity of omega interferon, we recently initiated a randomized Phase 2 clinical trial to assess the safety, tolerability and antiviral activity of omega interferon alone or in combination with ribavirin in patients with chronic Genotype 1 HCV infections. Patients receive daily injections of omega interferon for 48 weeks in order to approximate omega interferon blood levels anticipated from omega DUROS®. One group of patients also receives daily oral doses of ribavirin. The endpoints for this clinical trial will be both early viral response rate, which is measured after 12 weeks of treatment, and sustained viral response rate measured six months after 48 weeks of treatment. Depending on the results of this trial, we will evaluate whether to pursue omega DUROS® alone or with ribavirin or a similar oral antiviral compound. We initiated enrollment for this clinical trial in December 2004 and expect to submit an abstract with interim study results for the October 2005 American Society for the Study of Liver Diseases meeting.

  Omega DUROS® Development Status

        Omega DUROS® has successfully delivered omega interferon for three months in animal studies. We developed two dose levels, a full dose and a fractional (40%) dose. When one or two devices are used, omega DUROS® can deliver five different dose levels within a five fold range to permit individualized dosing, if needed. We plan to file a U.S. IND in the second half of 2005 to initiate clinical testing with omega DUROS®. We plan to conduct a Phase 1 clinical trial to demonstrate anti-HCV activity with omega DUROS®. If we receive positive data from these trials, we plan to initiate a pivotal program in previously untreated HCV patients with abnormal liver enzymes. If initial trials are successful, we intend to expand the market opportunity for omega DUROS® by evaluating it in other groups of HCV patients for whom limited treatment options are available.

  Commercialization

        We plan to build a sales and marketing organization for the commercialization of omega DUROS® in the United States. We plan to partner with a major pharmaceutical or biotechnology company to co-promote omega DUROS® in the United States and to commercialize omega DUROS® outside the United States. We believe that we can effectively market omega DUROS® in the United States with an 80 to 120 person sales force targeting hepatologists in the United States.

Other Programs

Biomed 101

        Biomed 101 is being developed to reduce interleukin 2, or IL-2, toxicity in cancer patients. IL-2 is an approved anticancer agent that is used in the treatment of patients with metastatic kidney cancer or metastatic melanoma. The American Cancer Society estimates that there will be approximately 36,000 new cases of kidney cancer and approximately 60,000 new cases of melanoma in the United States in 2005. IL-2 is the primary treatment for approximately 30,000 metastatic renal cell cancer patients and approximately 95,000 patients with metastatic melanoma disease amenable to IL-2 therapy. However, IL-2 use is severely limited because of its sometimes life-threatening or even fatal toxicity. We believe that a therapeutic intervention that reduces the side effects and promotes greater acceptability of IL-2 doses to be used would represent an important clinical advance.

        We have completed Phase 1b clinical testing with metastatic kidney cancer. The results of this study provided evidence that increasing doses of Biomed 101 decreased severe adverse events in IL-2 treated patients. In our Phase 1b clinical trial, Biomed 101 increased by 20% the total number of doses of IL-2 that can be tolerated. Therefore, the incidence of severe adverse events decreased even with increasing IL-2 exposure and Biomed 101 appeared to be safe and well tolerated.

        We acquired exclusive worldwide rights to Biomed 101 for oncology and immunology from Pfizer, Inc. in 1997. For each indication for which we develop Biomed 101, Pfizer retains a right of first negotiation to reacquire the rights to that indication. In the case of metastatic kidney cancer, Pfizer has not exercised its right of first negotiation. As a result, we are now free to sublicense Biomed 101. We do not intend to further develop this product unless we are able to secure a development partner.

Lucent Protein Program

        We have acquired the assets, including pertinent patent rights, of Matrix Pharmaceutical, Inc., a wholly-owned subsidiary of Chiron Corporation, related to the injectable form of a collagen-based protein known as Lucent Protein and previously known as Intradose. Lucent Protein is able to localize high concentrations of toxic molecules to the target tumor site for extended periods while at the same time reducing systemic exposure to the toxic molecule.

        We are studying alternate product candidates for combination with the Lucent Protein technology for the treatment of multi-drug resistant tumors and will consider beginning formal clinical development based on the results of this work.

Key Corporate Agreements

        We have entered into the following significant license and development arrangements with respect to our product candidates:

Schering AG License Agreement

        In February 1999, we entered into a license agreement with Schering AG for the exclusive worldwide license rights to atamestane for the treatment of breast cancer, subject to Schering AG's options to co-promote atamestane in the United States and to market atamestane outside the United States exclusively. Schering AG agreed to provide us with access to historical data and its remaining bulk drug inventory, to collaborate with us to improve manufacturing processes and to develop a source of commercial supply. Schering AG has agreed to become our commercial manufacturer of atamestane. Pursuant to the license agreement, we paid Schering AG an upfront cash fee and agreed to make milestone payments of up to $5.25 million based on the success of our development program.

        While we have the right to make the final decision on all matters pertaining to the development program other than matters related to human safety, we periodically update Schering AG on our development progress. With respect to matters relating to human safety during clinical testing of atamestane, decisions are made jointly.

        Schering AG may exercise either or both of its options to co-promote in the United States and to exclusively market outside the United States at any time prior to 90 days after we have delivered to them the audited final clinical study report for the first Phase 3 clinical trial. If Schering AG elects to exercise both of these options, it will assume full financial and decision-making responsibility for all further development activities, reimburse us for development costs that we have incurred prior to exercise and make additional payments to us upon product approval. In addition, if Schering AG exercises these options, we will receive a royalty from Schering AG on sales outside the United States and we expect to share equally in the profits from joint commercialization in the United States. If Schering AG chooses not to exercise one or both of the options, we will be required to pay Schering AG royalties on commercial sales by us or our marketing partners in the applicable territory.

Boehringer Ingelheim International GmbH Agreements

        In July 1998, we entered into a license agreement with Boehringer Ingelheim for the exclusive license rights to omega interferon outside the United States subject to certain limitations. We concurrently entered into a research and development agreement pursuant to which Boehringer Ingelheim agreed to be our exclusive manufacturer and supplier of omega interferon drug substance for development and commercialization by us.

        Pursuant to the Boehringer Ingelheim agreements, Boehringer Ingelheim agreed to provide us with access to its historical development data and then-existing inventory of bulk drug and finished drug product. We paid Boehringer Ingelheim an upfront cash fee and agreed to make additional milestone payments of up to $4.5 million based on the success of our development program. Boehringer Ingelheim has agreed to produce and supply us with drug product for use in late-stage clinical trials and for commercialization. Clinical supplies of omega interferon will be purchased by us at an agreed-upon price. The price for commercial supplies will be the higher of specified royalties on commercial sales by us or our partners or the floor price.

        We and Boehringer Ingelheim have agreed on the basic terms of a commercial supply agreement that include the price for finished drug product supplies and to negotiate the final commercial supply agreement at least one year prior to the first commercial sale. If Boehringer Ingelheim cannot meet our commercial supply requirements, then we will have the right to transfer manufacturing to a third party.

ALZA Development Agreement

        In November 2000, we entered into an Interim Development Agreement with ALZA Corporation to develop omega DUROS® for the continuous long-term delivery of omega interferon using ALZA's patented DUROS® osmotic delivery technology. ALZA agreed to develop the product in collaboration with us and to manufacture devices for clinical trials. We agreed to supply omega interferon and to pay ALZA for development and manufacturing work. We also agreed to pay ALZA a milestone payment based on our success in obtaining a commercialization partner in certain countries. We are responsible for all regulatory filings and for performing clinical trials. We agreed to provide study reports to ALZA after the completion of each clinical study. Publication of any data or reports from the clinical trials will require prior review by both parties to ensure that no confidential or proprietary information is disclosed before a patent application can be filed. We and ALZA each agreed not to initiate any development of a similar device for the delivery of any other interferon until at least April 30, 2008. For commercial supplies of omega DUROS®, the Interim Development Agreement provides that ALZA will be paid a transfer price to be established based on its production costs, a specified royalty on sales and commercial milestones of up to $40 million in the aggregate. These and other applicable terms of the Interim Development Agreement will be included in a definitive supply agreement to be negotiated in good faith by the parties.

Manufacturing

  Atamestane

        Schering AG manufactures the bulk active atamestane and Patheon produces and bottles the finished atamestane tablets for use in our clinical trials. Clinical Trial Services packages and labels our clinical drug supplies and distributes them to the clinical sites either directly or through our contracted clinical research organizations. Schering AG has agreed to manufacture the bulk active atamestane and to produce the finished atamestane tablets destined for commercial supplies. We are working with Schering AG to adapt the manufacturing process for bulk active atamestane for use in commercial scale production. We plan to transfer the production of finished atamestane tablets to Schering AG and to increase the production scale to commercial levels in 2005.

  Omega Interferon

        Boehringer Ingelheim manufactures our bulk active omega interferon used for research, development and clinical trials. As a result of our collaboration with Boehringer Ingelheim, the manufacturing process is at commercial scale and uses no bovine-derived products. Boehringer Ingelheim also formulates, fills and finishes vials of the injectable dosage form of omega interferon used in clinical trials. Clinical Trials Services labels, packages, stores and distributes the finished vials of omega interferon to our clinical sites, either directly or through a contracted clinical research organization. We expect to reach agreement with Boehringer Ingelheim in early 2005 on terms for manufacturing commercial supplies of bulk active omega interferon for use in omega DUROS®.

        ALZA is our contract manufacturer for development and formulation, filling and primary packaging of omega DUROS®. We will need to identify and negotiate an agreement with an appropriate vendor to package, label, store and distribute our omega DUROS® devices when we are ready to perform clinical trials.

Proprietary Rights and Licensing

        Our policy is to obtain and vigorously defend our intellectual property. We have filed and will continue to file United States and foreign patent applications to protect innovations and improvements that are considered important to the development of our business. From time to time, we also acquire or obtain license rights in intellectual property as deemed advantageous to our business.

        We have obtained intellectual property rights to our product candidates primarily through our license agreements. Our licensed rights include issued patents, patent applications, manufacturing trade secrets and know-how. The issued patents to which we have licenses relate to composition of matter and manufacturing processes. We also actively seek to create new intellectual property for each of the product candidates we have licensed from others.

        We have rights to multiple issued United States patents and foreign patents relating to products currently in development. We also have multiple pending United States and foreign patent applications relating to our lead programs in the areas of hormonal treatment of breast cancer and the use of interferons to treat hepatitis C, as well as other subject matter.

        We have rights to United States and related foreign patents granted with respect to atamestane composition of matter. We have filed patent applications relating to the method of determining therapeutically appropriate combinations of estrogen receptor blockers and inhibitors of estrogen production. We also have license rights in patents relating to certain combination therapies.

        For omega interferon, we have rights to foreign patents related to the composition of matter. We are aware of two U.S. patents held by Genentech that relate to omega interferon, the last of which currently expires in July 2010. Prior to the expiration of this patent or any extension thereof, we will not be able to commercialize omega DUROS® in the United States without a license from Genentech. Boehringer Ingelheim, our licensor and manufacturer of omega interferon, has represented to us that it has license rights under these U.S. patents but Boehringer Ingelheim does not have the right to grant sublicenses without the consent of Genentech. As a result, we may not be able to commercialize omega interferon in the United States prior to the expiration of Genentech's patent rights unless Genentech consents to a sublicense or otherwise permits us to access its U.S. patent rights, which is in its sole discretion. At this time, we do not expect omega DUROS® to be launched prior to 2010 and, accordingly, are not seeking a sublicense. In addition, we are in partnership with ALZA to co-develop a long-term delivery system for omega interferon based on the DUROS® device.

        For Biomed 101, we have multiple U.S. and related foreign patents and patent applications relating to methods of use and compositions of matter. We also have multiple U.S. and foreign patents and patent applications in the Lucent Protein delivery technology.

        In addition to seeking the protection of patents and licenses, we also rely on trade secrets to maintain our competitive position. It is our practice to enter into confidentiality agreements with employees, consultants, partners, potential partners and licensees. We also require employees, academic collaborators and consultants to enter into agreements to assign intellectual property rights to us. However, we cannot assure that these measures will provide meaningful protection for our trade secrets in the event of the unauthorized disclosure or use of such information.

        We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that the technologies are encompassed by valid and enforceable patents or are effectively maintained as trade secrets. We cannot assure that others will not obtain patents claiming aspects similar to those covered by the patents or applications we own or license or that the patents of others will not have an adverse effect on our ability to do business.

Competition

        The pharmaceutical and biotechnology industries are highly competitive. Our breast cancer and hepatitis C product candidates will compete with existing drugs and therapies for the treatment of these diseases. We will also face intense competition from pharmaceutical and biotechnology companies that are researching and developing products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, manufacturing, technical, marketing and product development resources than we have. Our ability to compete successfully will depend largely on our ability to:

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  Advance the development of our lead programs, including the enrollment of patients for our clinical trials;

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  Gain regulatory approval for our product candidates in their respective first indications as well as expand into additional indications;

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  Commercialize our lead products successfully, including convincing physicians third-party payors of the advantages of our products over current standard therapies;

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  Obtain intellectual property protection and protect the exclusivity for our products; and

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  Acquire other product candidates to expand our pipeline.

  Breast Cancer Program

        If approved, our combination of atamestane with toremifene will compete with existing and future therapies for the treatment of hormone-dependent breast cancer in postmenopausal women. Currently approved therapies include single agent therapy using estrogen receptor blockers, such as Nolvadex® (tamoxifen) sold by AstraZeneca, the generic form of tamoxifen sold by various specialty pharmaceutical companies, and Fareston (toremifene) sold by Orion, GTx and Nippon Kayaku. Approved therapies also include single agent therapies using aromatase inhibitors, such as Arimidex (anastrozole), Femara (letrozole) and Aromasin (exemestane), which are sold by AstraZeneca, Novartis and Pfizer, respectively. Our combination therapy may also compete with AstraZeneca's Faslodex (fulvestrant), which acts by breaking down estrogen receptor blockers and is approved only for the treatment of patients who have failed to respond to initial therapy with an estrogen receptor blocker. No hormonal combination therapy has yet been approved for the treatment of breast cancer.

        New non-estrogenic estrogen receptor blockers, or SERMs, may also compete with our combination therapy. Although Evista® (raloxifene), a SERM sold by Eli Lilly & Company has only been approved for the prevention of bone loss and we are not aware of it being developed for the treatment of breast cancer, it may be prescribed by oncologists "off label" to treat hormone-dependent breast cancer.

        Our combination therapy may compete with chemotherapy. However, use of chemotherapy has decreased as new hormonal therapies, like aromatase inhibitors, have shown comparable efficacy in hormone-dependent breast cancer patients without the toxic side effects of chemotherapy. This trend is further supported by changes in Medicare reimbursement plans in the United States, providing for prescription drug benefits for oral cancer treatments and reduced reimbursement for chemotherapy delivered in the physician's office.

        Future therapies currently under development for the treatment of hormone-dependent breast cancer include non-estrogenic receptor blockers and pure antiestrogens, such as Schering-Plough's EM 800 and Taiho Pharmaceutical Co. Ltd.'s TAS 108, respectively.

  Hepatitis C Program

        If approved, omega DUROS® will compete with a number of drugs that are currently marketed or in development for the treatment of HCV. Currently approved therapies include alpha interferon, pegylated alpha interferon and alpha interferons in combination with ribavirin. Schering-Plough owns and markets the combination of PEG-Intron, a pegylated alpha interferon, and Rebetol (ribavirin). Roche owns and markets the combination of Pegasys, a pegylated alpha interferon, and Copegus (ribavirin).

        Future therapies currently under development for the treatment of HCV include other interferon therapies, such as Human Genome Sciences' Albuferon and InterMune's Infergen. In addition, there are several small molecule therapies under development which we expect to be used in combination with interferon therapy.

        Due to the large number of currently marketed therapies and drugs under development for the treatment of hormone-dependent breast cancer and HCV, we will face increasing competition as new products enter the market and advanced technologies become available. Our competitors' products may be more effective, less expensive, and more effectively marketed and sold, than products we commercialize. Competitive products may render our products obsolete or non-competitive before we can recover the expense of developing and commercializing our products candidates. Any future cure or new treatment method for the diseases we are targeting could render our products obsolete or non-competitive.

Government Regulation

        The research, development, production and marketing of drug and biologic products are subject to comprehensive regulation by various federal, state and local authorities in the United States and worldwide. In the United States, drug and biological products are regulated by FDA under the Federal Food, Drug and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Services Act. In particular, FDA exercises regulatory authority over all aspects of drug and biologic development and commercialization including the testing, formulation, manufacture, quality control, labeling, storage, distribution, advertising and promotion of our products in the United States. Failure to comply with applicable FDA or other requirements may result in FDA refusal to approve pending applications, sending of warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of an approved product from the market.

        A new drug or biological product may not be marketed in the United States until rigorous testing data that demonstrate the safety and efficacy of the product have been reviewed by FDA and the product approved for commercialization. The drug may be marketed only for the specific indications, uses, formulation, dosage forms and strengths approved by FDA. The steps required before a drug may be marketed in the United States include:

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  execution of preclinical laboratory and animal tests to explore activity and safety in accordance with FDA's current good laboratory practice, or cGLP, regulations;

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  submission of an IND to FDA to justify the clinical testing of the product. Human clinical trials may not begin until after FDA has reviewed the IND and it has become effective;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic;

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  submission of a detailed new drug application, or NDA, for a drug product, or Biologics License Application, or BLA, for a biological product, to FDA. NDAs and BLAs must contain all data on the manufacturing, non-clinical studies, clinical studies, safety studies and labeling for the product. All data, manufacturing sites and clinical sites may be inspected during the course of the review to assess compliance with FDA regulations, including current good manufacturing practice, or cGMP, requirements; and

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  FDA approval of the NDA or BLA.

        Candidate drugs are initially studied in preclinical tests, which include evaluation of laboratory and animal models to assess biological activity, toxicity and pharmacologic parameters. Preclinical tests must be conducted in accordance with FDA's cGLP regulations. All cGLP facilities are subject to inspection by FDA.

        The results of preclinical tests, along with manufacturing information and other data, are submitted as part of an IND application to FDA. FDA reviews all available data, including the rationale and plan for starting human drug development, to judge whether, based on the data presented, there is sufficient reason to believe that human studies can be done safely. No studies can be started for the first 30 days after an IND is submitted to FDA. FDA can extend the "hold" period by requesting further non-clinical or manufacturing information or asking for changes to be made in the clinical protocol. A separate submission to an existing IND must be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each clinical investigator proposing to conduct the clinical trial must review and approve the protocol for the trial before it commences at that center and the IRB must be informed by the investigator of any significant safety-relevant observation while the study is ongoing.

        Clinical studies are usually conducted in three sequential, sometimes overlapping, steps in accordance with current Good Clinical Practice regulations. Phase 1 clinical trials are usually conducted in normal human volunteers who are intensively monitored for safety and biological activity of the product. Drug dosing in these studies usually starts with a "no effect" dose and then increases while safety and activity parameters, such as dose tolerance, absorption, metabolism and excretion are monitored.

        If biological activity is seen and the safety profile is acceptable in Phase 1, then drug development advances into larger populations of test subjects that have the disease being targeted. In Phase 2 clinical trials, two or more doses are tested for longer periods and the safety and activity profile of the drug is monitored to determine optimal dosage and signs of clinical activity for the targeted indication.

        If good biological activity is seen with an acceptable safety profile in Phase 2, then the drug is advanced to Phase 3 pivotal clinical trials where one dose (rarely two) of the drug is tested head-to-head against the current standard of care. These studies are often double blinded, meaning that neither patient nor physician knows the actual therapy given, placebo controlled, meaning that drug identical to the active drug but without biological activity, very large, enrolling hundreds to thousands of patients, and are conducted at multiple, geographically dispersed clinical trials sites.

        Clinical studies for drugs and biologic products used to treat cancer, other serious and life threatening diseases and certain virus infections often follow a slightly different clinical development path. Since many of these products are known to be toxic, Phase 1 testing is usually conducted in small groups of subjects with cancer unresponsive to other forms of therapy rather than in normal volunteers. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a "Phase 1b" clinical trial, which is a safety-focused clinical trial typically designed to evaluate the impact of a product candidate in combination with currently approved therapies. Phase 2 and Phase 3 testing remain the same, but may be done in clinical trials involving fewer patients.

        The time it takes to conduct Phase 1, Phase 2 or Phase 3 testing is highly variable. The potential to demonstrate the safety and effectiveness of our product candidates cannot be guaranteed. Further, FDA or an IRB may suspend a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk. Final determination of the safety and efficacy of the drug candidate can only be made, by law, by FDA.

        FDA offers to review clinical protocols for pivotal studies in a timely fashion under the Special Protocol Assessment, or SPA, procedure. Under the procedure, a sponsor may seek FDA's agreement on the design and size of a clinical trial intended to form the primary basis for an effectiveness claim. If FDA and sponsor reach an agreement, the agreement cannot be changed after the trial begins, except in limited circumstances such as a change in the science or clinical knowledge about the conditions being studied. We submitted both atamestane pivotal clinical trial protocols for SPA and both were reviewed by FDA under these conditions. FDA's suggested changes to the protocols have been made. While we cannot predict or prevent significant changes in the science or treatment of metastatic or locally advanced breast cancer, or guarantee that these trials will have a successful outcome, we believe that we are executing high quality, FDA SPA reviewed protocols in a timely fashion to optimize our opportunities for product approval and launch.

        The results of all preclinical and clinical trials are submitted to FDA in an NDA or BLA. The NDA or BLA also includes information pertaining to the chemistry, formulation and manufacture of the drug and each component of the final product, as well as details relating to the sponsoring company. The current NDA or BLA review process takes one to two years on average to complete. The process may take substantially longer if FDA has questions or concerns about any aspect of a product and requires more information. Notwithstanding the submission of such information, FDA ultimately may require additional clinical data or an additional Phase 3 clinical trial, or may decide that the application does not satisfy its regulatory criteria for approval.

        We may seek approval of our product candidates under programs designed to accelerate FDA's review and approval of NDAs and BLAs. For instance, we may seek FDA designation of a product candidate as a "fast track product." Fast track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. If fast track designation is obtained, FDA may initiate review of sections of an NDA or BLA before the application is complete. This "rolling review" is available if the applicant provides and FDA approves a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit under FDA's accelerated approval regulations. It is sometimes possible to demonstrate efficacy with respect to such endpoints in a shorter period of time than would be the case for other endpoints. Approvals of this kind may be subject to requirements for appropriate post-approval studies, known as Phase 4 studies, to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint, and to certain other conditions. In addition, our products may be eligible for "priority review," or review within a six month timeframe from the date a complete NDA or BLA is accepted for filing, if we show that our product candidate provides a significant improvement compared to marketed drugs. Because we are studying our product candidates for the treatment of serious and life-threatening conditions, we regularly assess the potential for using these programs. However, there can be no assurance that any of our products in development will receive designation as fast track products or that our products will be reviewed or approved more expeditiously than would otherwise have been the case.

        Pursuant to the Orphan Drug Act, FDA may designate a drug intended to treat a "rare disease or condition" as an "orphan drug." A "rare disease or condition," is generally one that affects fewer than 200,000 people in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for use for which it has such designation, the product is entitled to exclusive marketing rights in the United States for seven years, meaning that FDA may not approve any other applications to market the same drug for the same indication during that period, except in limited circumstances. Orphan drugs may also be eligible for federal income tax credits for certain clinical trial expenses. FDA has accepted Biomed 101 into the orphan drug program. However, the Orphan Drug Act could be repealed, amended or reinterpreted in ways that may adversely effect the development of Biomed 101. Further, even if designated as orphan drug, our products may not be approved before other applications and granted orphan drug exclusivity if approved. Therefore, we cannot assure you as to the precise scope of protection that may be afforded by orphan drug status in the future.

        FDA closely regulates the post-approval marketing and promotion of drug and biologic products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Upon approval, a drug may be marketed only for the approved indications in the approved dosage forms and at the approved doses. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Further, if there are any modifications to the drug, including changes in indication, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA or BLA. Adverse event experience with the product must be reported to FDA in a timely fashion and pharmacovigilance programs to proactively look for these adverse events may be mandated. Likewise, manufacturers must continue to conform to cGMP standards at all times following approval, and the facilities that manufacture our products are subject to periodic, unannounced inspections by FDA for compliance with these requirements. Accordingly, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure compliance with cGMP standards. Failure to so comply subjects the manufacturer to possible FDA action, such as the suspension of manufacturing or product seizure or recall. Product approvals may also be withdrawn if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

        We are also subject to foreign regulatory requirements governing clinical trials, manufacturing of products, marketing of products and product approvals. Whether or not the FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time required may be longer or shorter than that required for FDA approval.

        Health care reimbursement reform may result in a significant change in the financing and regulation of the health care business. We are unable to predict whether and how such changes will affect our future business operations. Changes affecting drug pricing, drug reimbursement, prescription benefits and levels of reimbursement for drugs, among other changes, could have a material adverse effect on us.

        The activities of our vendors involve the controlled use of potentially harmful biological materials as well as hazardous materials and chemicals. They are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. In the event of contamination or injury, although our vendors are primarily responsible for compliance with environmental laws at their facilities, we could potentially be held liable for damages that result. These damages could be significant.

Legal Proceedings

        In April 2003, we filed a complaint in Montgomery County, PA against Omnicare Pharmaceuticals, Inc. We asserted claims of approximately $1 million resulting from Omnicare's alleged breaches of several contracts with us relating to its clinical trials testing. Omnicare responded to the complaint on June 23, 2003. Discovery has commenced in the action.

Employees

        As of December 31, 2004, we had 35 full-time employees, 25 of whom are engaged in research and development activities or direct support thereof. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

Facilities

        Our facilities consist of approximately 12,640 square feet of office space in Emeryville, California. The lease will expire on February 29, 2008. We may require additional space as our business expands.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of December 31, 2004.

Name	Age	Position
K. Alice Leung	43	Chief Executive Officer, President and Director
James M. Ahlers	40	Vice President of Finance and Operations and Chief Financial Officer
Thomas R. Alessi, Ph.D.	46	Vice President, Development
Dennis G. Blanchett, M.D.	54	Vice President, Biometrics
Peter J. Langecker, M.D., Ph.D.	53	Vice President, Clinical Research and Chief Medical Officer
Curtis L. Scribner, M.D.	53	Vice President of Regulatory Affairs and Chief Regulatory Officer
Jean Deleage, Ph.D.	64	Director
David A. Ebersman	35	Director
Joel D. Kellman	62	Director
Michael G. Raab	40	Director
Bryan E. Roberts, Ph.D.	37	Director
Glen Y. Sato	45	Director

        K. Alice Leung has served as our President and Chief Executive Officer and as a member of our board of directors since March 2004. From April 2001 to March 2004, Ms. Leung served as Vice President, General Manager of the Oncology business unit at Berlex Laboratories, the U.S. affiliate of Schering AG, a pharmaceutical company. From July 1986 to March 2001, Ms. Leung held various positions at Bristol-Myers Squibb, a pharmaceutical company, including Vice President, Worldwide Licensing and External Development and was a member of the Institute Executive Committee of the Pharmaceutical Research Institute of Bristol-Myers Squibb. Ms. Leung holds an M.B.A. from the Johnson School of Management, Cornell University and a B.A. in Economics and Statistics from the University of Western Ontario.

        James M. Ahlers has served as our Vice President of Finance and Operations and Chief Financial Officer since February 2002, and served as our Executive Director of Finance and Operations from March 2000 to January 2002. From June 1999 to March 2000, Mr. Ahlers served as a consultant to us. From December 1994 to January 1996 and from December 1997 to June 1999, Mr. Ahlers was Director of Finance and Administration at Titan Pharmaceuticals Inc., a pharmaceutical company. From January 1996 to December 1997, he served as Director of Finance and Operations at Ansan Pharmaceuticals, Inc., a biotechnology company. Mr. Ahlers holds a B.S. in accounting from the University of San Francisco.

        Thomas R. Alessi, Ph.D. has served as our Vice President, Development since February 2002, and served as our Executive Director of Regulatory Affairs and Product Development from December 1997 to January 2002. From August 1995 to November 1997, Dr. Alessi served as Senior Director, Regulatory Affairs and Project Management at Ansan Pharmaceuticals, Inc., a biotechnology company. From September 1993 to June 1995, Dr. Alessi served as Director Regulatory Affairs and Quality Assurance at Glycomed Incorporated, a biotechnology company. From May 1990 to August 1993, Dr. Alessi served as Senior Manager, Regulatory Affairs at Schering-Plough Research, an international pharmaceutical company, and, from March 1985 to May 1990, as a Senior Scientist in Medical Chemistry at Wyeth-Ayest Research, a pharmaceutical company. Dr. Alessi holds an M.S. and a Ph.D.

in organic synthetic chemistry from the University of Rochester and a B.S. in Chemistry from Allegheny College.

        Dennis G. Blanchett, M.D. has served as our Vice President, Biometrics since May 2001, and served as our Executive Director of Biometrics from September 1999 to May 2001. From December 1991 to September 1999, Dr. Blanchett was a consultant for various drug development companies. From December 1985 to November 1991, at Procter and Gamble Pharmaceuticals, a division within Procter & Gamble Health Care, Dr. Blanchett was Group Leader, Medical Affairs, Section Head, Cardiac Clinical Development, and then head of the Department of Clinical and Medical Affairs. Dr. Blanchett is a medically-trained biostatistician and holds an M.D. from the University of Texas at San Antonio and a B.A. in mathematics from the University of Texas at Austin.

        Peter J. Langecker, M.D., Ph.D. has served as our Vice President, Clinical Research and Chief Medical Officer since October 1999. From July 1997 to September 1999, Dr. Langecker served as Vice President of Clinical Affairs of Sugen, Inc., a biotechnology company. From July 1995 to July 1997, Dr. Langecker served as Vice President of Clinical Research of Coulter Pharmaceutical, Inc., a biotechnology company, and from March 1992 to July 1995 he served as Director of Clinical Research, Oncology, at Schering-Plough Corp., an international pharmaceutical company. Between July 1988 and March 1992, Dr. Langecker was Central Medical Advisor at CIBA-GEIGY, a pharmaceutical company in Basel, Switzerland, responsible for clinical development of specific aromatase inhibitors. Dr. Langecker is a director of Xcyte Therapies, Inc. Dr. Langecker holds an M.D. and a Ph.D. in Medical Sciences from the University of Munich.

        Curtis L. Scribner, M.D. has served as our Vice President of Regulatory Affairs and Chief Regulatory Officer since January 2000. From November 1997 to January 2000, he was Senior Consultant at Quintiles Consulting, a clinical research organization. From October 1995 to November 1997, he was the Deputy Director, Office of Blood Research and Review, Center for Biologics Evaluation and Research, U.S. Food and Drug Administration, or FDA. From November 1992 to October 1995, Dr. Scribner was the Deputy Director of the Division of Blood Applications, Office of Blood Research and Review, Center for Biologics Evaluation and Research, FDA. Dr. Scribner holds an M.D. from the University of Colorado School of Medicine, an M.B.A. from the University of Maryland and a B.A. in biology from Grinnell College.

        Jean Deleage, Ph.D. has served as a member of our board of directors since April 1999. Dr. Deleage is a founder and managing director of Alta Partners, a venture capital firm, and was previously a founder of Burr, Egan, Deleage & Company and Sofinnova Ventures, Inc., both venture capital firms. Dr. Deleage is director of Kosan Biosciences Incorporated, Rigel Pharmaceuticals, Inc., Xcyte Therapies, Inc. and several private biopharmaceutical companies. Dr. Deleage holds an M.S. in electrical engineering from the Ecole Supérieure d'Electricité and a Ph.D. in economics from the Sorbonne.

        David A. Ebersman has served as a member of our board of directors since July 2004. Mr. Ebersman has been employed by Genentech, Inc., a biopharmaceutical company, since 1994. He currently serves as Genentech's Senior Vice President, Finance and will become Chief Financial Officer in March 2005. Prior to joining Genentech, Mr. Ebersman was a research analyst covering biotechnology investments for Oppenheimer & Company, an investment banking firm. He is a member of Genentech's executive committee and holds a B.A. in economics and international relations from Brown University.

        Joel D. Kellman has served as a member of our board of directors since November 2004. Since December 2000, Mr. Kellman has served as a managing director of Granite Global Ventures, a venture capital firm. From September 1972 to September 2000, Mr. Kellman was a partner with the law firm Fenwick & West LLP, of which he was a founder. Mr. Kellman holds an L.L.M. in Foreign and

Competitive Law from New York University School of Law, a J.D. from St. Johns University School of Law and a B.A. in political science from Harpur College, State University of New York—Binghamton.

        Michael G. Raab has served as a member of our board of directors since July 2003. Since June 2002, Mr. Raab has served as a partner of New Enterprise Associates, a venture capital firm. From September 1991 to May 2002, Mr. Raab was employed in various positions at Genzyme Corporation, a biotechnology company, most recently Senior Vice President, Therapeutics and General Manager. Mr. Raab is director of several private biotechnology companies. Mr. Raab holds a B.A. in communications from DePauw University.

        Bryan E. Roberts, Ph.D. has served as a member of our board of directors since July 2003. Dr. Roberts joined Venrock Associates, a venture capital company in October 1997 and has been a General Partner since January 2001. Prior to joining Venrock, Mr. Roberts worked at Kidder Peabody & Co., Inc., an investment bank. Dr. Roberts is a director of Sirna Therapeutics, Inc. and several private biopharmaceutical companies. Dr. Roberts holds a Ph.D. in Chemistry and Chemical Biology from Harvard University and a B.A. in chemistry from Dartmouth College.

        Glen Y. Sato has served as a member of our board of directors since November 2004. Since May 2003, Mr. Sato has served as the Senior Vice President and Chief Financial Officer at Protein Design Labs, Inc., or PDL, a biopharmaceutical company. He joined PDL from Exelixis, Inc., a biopharmaceutical company, where from November 1999 to May 2003, Mr. Sato served as Senior Vice President, Chief Financial Officer and General Counsel. Prior to joining Exelixis, from May 1993 to November 1999, Mr. Sato served in various legal and strategic planning positions at PDL, most recently as Vice President, Legal and General Counsel. Mr. Sato holds a J.D. and an M.B.A. from the University of California, Los Angeles and a B.A. in economics and the College of Social Sciences from Wesleyan University.

Scientific Advisory Board

        We seek advice from a number of scientists and physicians on scientific and medical matters. The current members of our scientific advisory board are:

Name	Current Position
Paul Goss, M.D., Ph.D.*	Professor of Medicine, Harvard Medical School Director of Breast Cancer Research, MGH Cancer Center, Boston, Massachusetts
Robert Figlin, M.D.*	Professor of Medicine, UCLA Medical Center, University of California, Los Angeles, California
Willis Maddrey, M.D.	Executive Vice President for Clinical Affairs, Professor of Medicine, University of Texas Southwestern Medical Center at Dallas, Dallas, Texas
John McHutchison, M.D.*	Director GI/Heptology Research, Duke Clinical Research Institute, Duke University Medical Center, Durham, North Carolina
Edith A. Perez, M.D.	Professor of Medicine, Mayo Foundation for Medical Education and Research, Rochester, Minnesota
Wolfram Samlowski, M.D.	Professor of Oncology, University of Utah, Salt Lake City, Utah

*
Past or current investigator in our clinical trials.

Name	Current Position
Raymond Taetle, M.D.	Clinical Professor of Medicine, University of Arizona, Tucson, Arizona
John Thompson, M.D.	Professor of Medicine, University of Washington School of Medicine, Seattle, Washington
Myron Tong, M.D., Ph.D.	Chief of the Liver Center, Huntington Medical Research Institute, Pasadena, California

        If advisors are clinical investigators for us, there is no compensation for their advisory activities. If advisors are not serving as clinical investigators, we provide a daily honorarium of $1,500 to $2,000, limited to $20,000 annually.

Board Composition

        Upon completion of this offering, we will have an authorized board of directors comprised of seven members. We believe we are compliant with the independence criteria for boards of directors under applicable law, and we will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint additional independent directors. Upon the completion of this offering, the terms of office of our directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three years. The members of the classes are divided as follows:

  •
  the Class I directors are Messrs. Ebersman and Kellman and Dr. Roberts, and their term will expire at the annual meeting of stockholders to be held in 2006;

  •
  the Class II directors are Dr. Deleage and Mr. Raab, and their term will expire at the annual meeting of stockholders to be held in 2007; and

  •
  the Class III directors are Ms. Leung and Mr. Sato, whose term will expire at the annual meeting of stockholders to be held in 2008.

        Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Intarcia Therapeutics.

Board Committees

  Audit Committee

        Our audit committee is comprised of Dr. Deleage and Messrs. Raab and Sato, each of whom is a non-employee member of our board of directors. Mr. Sato is the chairman of the audit committee. The board of directors has determined that Mr. Sato is an "audit committee financial expert" as defined under SEC rules and regulations by virtue of his business background and experience described under "Executive Officers and Directors" above. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of the Nasdaq National Market and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Our audit committee is responsible for, among other things:

  •
  overseeing the accounting and financial reporting processes and audits of our financial statements;

  •
  appointing independent auditors to audit our financial statements;

  •
  overseeing and monitoring:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  our independent auditor's qualifications, independence and performance; and

  •
  our internal accounting and financial controls;

  •
  preparing the report that SEC rules require be included in our annual proxy statement;

  •
  providing the board of directors with the results of its monitoring and recommendations; and

  •
  providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

  Compensation Committee

        Our compensation committee is comprised of Mr. Ebersman and Dr. Roberts each of whom is a non-employee member of our board of directors. Dr. Roberts is the chairman of the compensation committee. Each member of our compensation committee is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a "non-employee director" within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Our compensation committee is responsible for, among other things:

  •
  reviewing and approving for our chief executive officer and other executive officers:

  •
  the annual base salary;

  •
  the annual incentive bonus, including the specific goals and amount;

  •
  equity compensation;

  •
  employment agreements, severance arrangements and change in control agreements/provisions; and

  •
  any other benefits, compensations, compensation policies or arrangements;

  •
  reviewing and making recommendations to the board of directors regarding the compensation policy for such other officers as directed by the board;

  •
  reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

  •
  preparing a report to be included in our annual proxy statement which describes:

  •
  the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based;

  •
  the relationship of such compensation to our performance; and

  •
  the committee's executive compensation policies applicable to executive officers; and

  •
  acting as administrator of our current benefit plans, including making amendments to the plans and changes in the number of shares reserved for issuance thereunder.

  Nominating and Corporate Governance Committee

        Our corporate governance and nominating committee is comprised of Messrs. Ebersman and Kellman and Dr. Roberts, each of whom is a non-employee member of our board of directors. Mr. Kellman is the chairman of the corporate governance and nominating committee. We believe that the composition of our corporate governance and nominating committee meets the requirements for independence under the current requirements of the Nasdaq National Market.

        Our corporate governance and nominating committee is responsible for, among other things:

  •
  reviewing board structure, composition and practices, and making recommendations on these matters to the board of directors;

  •
  reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board; and

  •
  overseeing compliance by employees with our Code of Business Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee was at any time during 2004 one of our officers or employees. No member of our compensation committee and none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        To date, we have not provided cash compensation to non-employee members of our board of directors for serving on our board of directors or for attendance at committee meetings. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings. In November 2003, we granted stock options to each of Messrs. Ebersman and Sato to purchase up to 653,519 shares of our common stock pursuant to our 2002 Equity Incentive Plan. In addition, we have also granted certain former non-employee directors options to purchase an aggregate of 200,000 shares of our common stock pursuant to our 1998 Stock Option Plan and 2002 Equity Incentive Plan in connection with their service as directors. Following the completion of this offering, all employee directors will be eligible to participate in our stock option plans. See "Employee Benefits Plans" for a description of these plans.

Executive Compensation

        The following table sets forth the total compensation awarded or paid to, or earned by, our Chief Executive Officer and our four next most highly compensated executive officers for the fiscal year ended December 31, 2004 whose annual compensation exceeded $100,000, whom we refer to in this prospectus as our "named executive officers."

Summary Compensation Table

	2004 Annual Compensation				Long-term Compensation
Name and Principal Position	Salary	Bonus	All Other Compensation		Securities Underlying Options(1)
K. Alice Leung Chief Executive Officer, President and Director	$236,346	—	$194,131	(2)	6,389,150
James M. Ahlers Vice President of Finance and Operations, Chief Financial Officer	$200,000	—	$145,498	(3)	100,000
Dennis G. Blanchett, M.D. Vice President, Biometrics	$225,000	—	$483		100,000
Peter J. Langecker, M.D., Ph.D. Vice President of Clinical Research; Chief Medical Officer	$290,000	—	$483		100,000
Curtis L. Scribner, M.D. Vice President of Regulatory Affairs and Chief Regulatory Officer	$250,000	—	$158,184	(4)	100,000

(1)
These shares are subject to exercise under stock options granted under our 2002 Equity Incentive Plan.

(2)
Includes $9,500 compensation for monthly mortgage assistance and $184,332 in connection with a loan retirement payment and the payment of taxes pursuant to Ms. Leung's employment agreement.

(3)
Includes $119,893 compensation related to the forgiveness of outstanding loan amounts in connection with the exercise of stock options pursuant to our 1998 Stock Option Plan.

(4)
Includes $130,242 compensation related to the forgiveness of outstanding loan amounts in connection with the exercise of stock options pursuant to our 1998 Stock Option Plan.

Stock Option Grants in Last Fiscal Year

        We have granted and will continue to grant options to our executive officers and employees under our benefit plans. The percentage of total options granted to employees in 2004 is based on options to purchase a total of 8,128,484 shares of our common stock at a weighted average exercise price of $0.075 per share, granted to our employees, including grants to our named executive officers. Options granted in 2004 to our named executive officers were granted under our 2002 Equity Incentive Plan. All options granted to our named executive officers are incentive stock options, to the extent permissible under applicable IRS regulations. Generally, 25% of the shares subject to options initially granted to our employees vest one year from the date of hire and one-forty-eighth of the shares subject to the option vest on each monthly anniversary thereafter. The options granted to Ms. Leung in 2004 are immediately exercisable subject to the Company's right of repurchase of all unvested shares upon termination of employment. Options generally expire ten years from the date of grant.

        The exercise price per share of each option granted was equal to, or greater than, the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

        The following table sets forth information regarding options granted to each of our named executive officers during the year ended December 31, 2004:

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for the Option Term(3)
	Option Grants in Last Fiscal Year
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees(1)
Name			Exercise Price(2)	Expiration Date
					5%	10%
K. Alice Leung	6,389,150	83.8%	$0.075	04/16/14	$	$
James M. Ahlers	100,000	1.3%	$0.075	05/20/14
Dennis G. Blanchett, M.D.	100,000	1.3%	$0.075	05/20/14
Peter J. Langecker, M.D., Ph.D.	100,000	1.3%	$0.075	05/20/14
Curtis L. Scribner, M.D.	100,000	1.3%	$0.075	05/20/14

(1)
Based on an aggregate of 7,621,150 shares subject to options granted to our employees in the year ended December 31, 2004, including options granted to the named executive officers.

(2)
These options were issued under our 2002 Equity Incentive Plan. The options granted to Ms. Leung vest over a four-year period, with 25% of the shares vesting one year from the date of grant and the remaining shares vesting in equal monthly installments over the next 36 months. The options granted to the other named executive officers vest in equal monthly installments over the 48 months following the date of the grant.

(3)
Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $                   per share, assuming that the aggregate stock value derived from that calculation compounds at an annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth.

Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth for each of our named executive officers the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 2004 and the number and value of securities underlying unexercised options held by the named executive officers at December 31, 2004. All of the unexercised options listed in the table are exercisable at any time but, if exercised, the options are subject to a lapsing right of repurchase by us until the options are fully vested. Because there was no public market for our common stock as of December 31, 2004, amounts described in the following table under the headings "Value Realized" and "Value of Unexercised In-the-Money Options at December 31, 2004" are determined by multiplying the number of shares

issued or issuable upon exercise of the option by the difference between the assumed initial public offering price of $              per share and the per share option exercise price.

			Number of Securities Underlying Unexercised Options at December 31, 2004
					Value of Unexercised In-the Money Options at December 31, 2004
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
K. Alice Leung	—	—	6,389,150	—
James M. Ahlers	—	—	485,623	718,377
Dennis G. Blanchett, M.D.	—	—	570,623	718,377
Peter J. Langecker, M.D., Ph.D.	—	—	515,623	718,377
Curtis L. Scribner, M.D.	—	—	485,623	718,377

Employment and Change of Control Agreements

        In February 2004, we entered into an employment agreement with K. Alice Leung, our President and Chief Executive Officer. The agreement provides that Ms. Leung will receive an annual base salary of $300,000 and will be eligible to receive an annual performance bonus equal to up to 30% of her annual base salary. Ms. Leung also receives mortgage assistance bonuses of $1,000 per month until December 31, 2006. In addition, she received a one-time payment of $184,332 following the commencement of her employment. This one-time payment is repayable by Ms. Leung if she resigns without good reason or is terminated with good cause at any time before March 2007. The agreement provides that Ms. Leung is employed "at-will," and the employment relationship may be terminated for any reason at any time however, if Ms. Leung is terminated without good cause or she resigns for good reason, she will receive severance pay equal to 12 months base salary plus any annual bonus amount she would have been eligible to earn, provided that if Ms. Leung obtains other employment during such 12-month period, the amount of such compensation shall be reduced. The Company will also be required to reimburse Ms. Leung for up to 12 months of COBRA premiums and continue her mortgage assistance payments through 2006. In the event of a change of control of our company and Ms. Leung's employment relationship is terminated without good cause or if she resigns for good reason within 12 months of such change of control of our company, 100% of the then-unvested portion of her time-vested stock options will become immediately fully vested.

        In May 1999, we entered into an employment agreement with James M. Ahlers, our Vice President of Finance and Operations and Chief Financial Officer. The agreement provides that Mr. Ahlers is employed "at-will," and the employment relationship may be terminated for any reason at any time however, if Mr. Ahlers is terminated without good cause, he will receive severance pay of three months base salary and vesting of his time-vested stock options will continue for three months. Further, shares that vest automatically upon performance of milestones may vest following the termination of Mr. Ahlers' employment without cause, if the milestones are achieved within the 90-day period following his termination. The agreement also provides that in the event of a change of control due to a merger or consolidation, 50% of the then-unvested portion of his time-vested stock options may become immediately fully vested at the discretion of our board of directors.

        In addition, we have also entered into "at-will" employment agreements with each of our other named executive officers and Dr. Alessi. The agreement with Dr. Langecker provides that the employment relationship may be terminated for any reason at any time, but if after a change of control of our company due to a merger or acquisition where Dr. Langecker retains a position with substantially the same responsibility with the successor company, Dr. Langecker's unvested time-based stock options will immediately become 50% vested and exercisable. If Dr. Langecker is not offered a position with substantially the same responsibility with the successor company, Dr. Langecker's unvested time-based stock options will immediately become 100% vested and exercisable. The agreement with Dr. Alessi provides that the employment relationship may be terminated for any reason at any time, but if after a change of control of our company due to a merger or acquisition where Dr. Alessi retains a position with substantially the same responsibility with the successor company, Dr. Alessi's unvested time-based stock options will immediately become 50% vested and exercisable. If Dr. Alessi is not offered a position with substantially the same responsibility with the successor company, Dr. Alessi's unvested time-based stock options will immediately become 100% vested and exercisable.

Employee Benefit Plans

  1998 Stock Option Plan

        Our 1998 Stock Option Plan, or the 1998 Plan, was adopted by our board of directors and was approved by our stockholders in September 1998. The 1998 Plan was amended by our board of directors in April 1999 and March 2000 and by our stockholders in April 1999 and August 2000. There are currently 1,450,000 shares of our common stock authorized for issuance under the 1998 Plan. As of December 31, 2004, 1,183,291 shares of common stock had been issued upon the exercise of options granted under the 1998 Plan, options to purchase 216,500 shares of common stock were outstanding at a weighted average exercise price of $3.00 per share and 50,209 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 1998 Plan, and any shares remaining under the 1998 Plan will be added to the shares reserved for grant or issuance under our 2005 Equity Incentive Plan.

        Administration.    Our board administers the 1998 Plan. Our board, however, may delegate this authority to a committee of one or more board members. Our board has delegated such authority nonexclusively to a special committee of the board, which, as of the effective date of this offering, does not have any members. The board or a committee of the board has the authority to construe, interpret and amend the 1998 Plan as well as to determine the terms of an option.

        Our board may amend or modify the 1998 Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

        Eligibility.    The 1998 Plan permits us to grant stock options to our employees, directors and consultants or to those of certain of our affiliates. A stock option may be an incentive stock option, or ISO, within the meaning of Section 422 of the Internal Revenue Code, or a nonstatutory stock option, or NSO.

        Stock Option Provisions Generally.    In general, the duration of a stock option granted under the 1998 Plan cannot exceed ten years. The exercise price of an ISO cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of an NSO cannot be less than 85% of the fair market value of the common stock on the date of grant. An ISO may be transferred only on death, but an NSO may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel and outstanding option and grant a substitute option.

        ISOs may be granted only to our employees, including those of certain affiliates. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which ISOs are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An ISO granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of us or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

        Effect on Stock Options of Certain Corporate Transactions.    If we dissolve or liquidate, then outstanding stock options under the 1998 Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

  •
  a sale of all or substantially all of our assets;

  •
  a merger or consolidation in which we are not the surviving corporation; or

  •
  a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction.

        Other Provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, the board will appropriately adjust the class and the maximum number of shares subject to the 1998 Plan.

  2002 Equity Incentive Plan

        Our 2002 Equity Incentive Plan, or the 2002 Plan, was adopted by our board of directors in March 2002 and was approved by our stockholders in May 2002. Our board of directors amended the 2002 Plan in June 2003, May 2004 and November 2004, and our stockholders approved such amendments in June 2003, September 2004 and November 2004, respectively. There are currently 27,449,427 shares of our common stock authorized for issuance under the 2002 Plan. As of December 31, 2004, 1,358,959 shares of common stock had been issued upon the exercise of options granted under the 2002 Plan, options to purchase 15,410,491 shares of common stock were outstanding at an weighted average exercise price of $0.08 per share and 10,679,977 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 2002 Plan, and any shares remaining under the 2002 Plan will be added to the shares reserved for grant or issuance under our 2005 Equity Incentive Plan.

        Administration.    Our board administers the 2002 Plan. Our board, however, may delegate this authority to a committee of one or more board members. Our board has delegated such authority nonexclusively to a special committee of the board, which, as of the effective date of this offering, does not have any members. The board or a committee of the board has the authority to construe, interpret and amend the 2002 Plan as well as to determine the terms of an option.

        Our board may amend or modify the 2002 Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

        Eligibility.    The 2002 Plan permits us to grant stock options, stock bonuses and restricted stock awards to our employees, directors and consultants or to those of certain of our affiliates. A stock option may be an incentive stock option, or ISO, within the meaning of Section 422 of the Internal Revenue Code, or a nonstatutory stock option, or NSO.

        Stock Option Provisions Generally.    In general, the duration of a stock option granted under the 2002 Plan cannot exceed ten years. The exercise price of an ISO cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of an NSO cannot be less than 85% of the fair market value of the common stock on the date of grant. An ISO may be transferred only on death, but an NSO may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares.

        ISOs may be granted only to our employees, including those of certain affiliates. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which ISOs are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An ISO granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of us or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

        Stock Bonus and Restricted Stock Awards.    Stock bonus and restricted stock awards may be granted under the 2002 Plan. A stock bonus may be awarded in consideration for past services rendered to the Company. Restricted stock purchases must be at a price equal to 85% of the stock's fair market value on the award date. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution while the stock awarded pursuant to such an agreement remains subject to the agreement.

        Effect on Stock Options and Other Stock Awards of Certain Corporate Transactions.    If we dissolve or liquidate, then outstanding stock options will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options and other stock awards differently in the following situations:

  •
  a sale, lease or other disposition of all or substantially all of our assets;

  •
  a sale or disposition, in two or more related transactions, of more than 90% of our outstanding securities;

  •
  a merger or consolidation in which we are not the surviving corporation; or

  •
  a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options or awards, the vesting of stock awards held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction. Individual agreements may further accelerate the vesting or exercisability of stock awards.

        Other Provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, the board will appropriately adjust the class and the maximum number of shares subject to the 2002 Plan.

  2005 Equity Incentive Plan

        Our board of directors adopted the 2005 Equity Incentive Plan, or 2005 Plan, in            2005 and our stockholders approved the 2005 Plan in             2005. The 2005 Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2005 Plan will terminate on            , 2015, unless sooner terminated by our board of directors.

        Stock Awards.    The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, "stock awards"), which may be granted to employees, including officers, non-employee directors, and consultants.

        Share Reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2005 Plan is            shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2006 through January 1, 2015, by the lesser of (i)             % of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (ii)             shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2005 Plan is equal to the total share reserve, as increased from time to time pursuant to an annual increase and shares subject to options granted pursuant to our 1998 Plan and 2002 Plan that expire without being exercised in full.

        No person may be granted awards covering more than            shares of common stock under the 2005 Plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code.

        The following types of shares issued under the 2005 Plan may again become available for the grant of new awards under the 2005 Plan: (i) stock that is forfeited to or repurchased by us prior to becoming fully vested; (ii) shares withheld to satisfy income and employment withholding taxes; (iii) shares used to pay the exercise price of an option in a net exercise arrangement; (iv) shares tendered to us to pay the exercise price of an option; and (v) shares that are cancelled pursuant to an exchange or repricing program. In addition, if a stock award granted under the 2005 Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2005 Plan. Shares issued under the 2005 Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of the date hereof, no shares of common stock have been issued under the 2005 Plan.

        Administration.    Our board of directors has delegated its authority to administer the 2005 Plan to our compensation committee. Subject to the terms of the 2005 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price of stock purchase awards, and the strike price of stock appreciation rights.

        The plan administrator has the authority to

  •
  reduce the exercise price of any outstanding option;

  •
  cancel any outstanding option and to grant in exchange one or more of the following:

  •
  new options covering the same or a different number of shares of common stock,

  •
  new stock awards,

  •
  cash, and/or

  •
  other valuable consideration; or

  •
  engage in any action that is treated as a repricing under generally accepted accounting principles.

        Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 Plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than             % of the fair market value of our common stock on the date of grant. Options granted under the 2005 Plan vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2005 Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. If an optionee's relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee, (iv) a net exercise of the option, (v) a deferred payment arrangement, and (vi) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

        Stock Purchase Awards.    Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards will not be less than the par value of our common stock. The purchase price for a stock purchase award may be payable in (i) cash or check, (ii) according to a deferred payment arrangement, (iii) the recipient's past or future services performed for us or our affiliates, or (iv) any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

        Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient's past or future services performed for us or our affiliates or any other form of legal consideration. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

        Stock Unit Awards.    Stock unit awards are granted pursuant to stock unit award agreements. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the stock unit award agreement.

        Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2005 Plan. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

        Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number of shares reserved under the 2005 Plan, (ii) the maximum number of shares by which the share reserve may increase automatically each year, (iii) the maximum number of appreciation-only stock awards that can be granted in a calendar year, and (iv) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (i) the value of the property that the optionee would have received upon exercise of the stock award, over (ii) the exercise price otherwise payable in connection with the stock award.

        Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2005 Plan will immediately vest as to all or any portion of the shares subject to the stock award (i) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (ii) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2005 Plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

  2005 Employee Stock Purchase Plan

        Our board of directors adopted our 2005 Employee Stock Purchase Plan, or 2005 Purchase Plan, in            2005 and our stockholders approved the 2005 Purchase Plan in            2005. The 2005 Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

        Share Reserve.    Following this offering, the 2005 Purchase Plan authorizes the issuance of            shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2006 through January 1, 2015, by the lesser of (i)             % of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (ii)             shares. The 2005 Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2005 Purchase Plan.

        Administration.    Our board of directors has delegated its authority to administer the 2005 Purchase Plan to our compensation committee. The 2005 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2005 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances, including following a determination that the accounting consequence of operating the 2005 Purchase Plan is not in our best interest.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2005 Purchase Plan and may contribute, normally through payroll deductions, up to            % of their earnings for the purchase of common stock under the 2005 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2005 Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first date of an offering, or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

        Reset Feature.    If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2005 Purchase Plan, as determined by our board of directors: (i) customarily employed for more than 20 hours per week, (ii) customarily employed for more than five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2005 Purchase Plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. No employee will be eligible for the grant of any purchase rights under the 2005 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number of shares reserved under the 2005 Purchase Plan, and (ii) the number of shares and purchase price of all outstanding purchase rights.

        Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2005 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

  401(k) Plan

        In January 2000, our board of directors adopted a tax-qualified employee savings plan under Section 401(k) of the Internal Revenue Code covering our employees. Pursuant to the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In addition, eligible employees may make rollover contributions to the 401(k) plan from a tax-qualified retirement plan. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions by employees or our company to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by our company, if any, will be deductible by our company when made.

Limitations of Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties except for:

  •
  any breach of the director's duty of loyalty to the company or to its stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which a director derived an improper personal benefit.

        Our amended and restated bylaws will also provide that we must indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the fullest extent not prohibited by law. Our amended and restated bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of Intarcia Therapeutics upon an undertaking by him or her to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

        We have entered into separate indemnification agreements with our directors and executive officers. These agreements require us to, among other things, indemnify the director or executive officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as our director or executive officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by us. We believe that our amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

        At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Sales of Securities

        The following is a summary of transactions since our inception to which we have been a party in which the amount involved exceeded $60,000 and in which any executive officers, directors or 5% stockholders had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled "Business—Management." The following persons or entities purchased securities in the amounts set forth as of the dates shown in the chart below.

Purchaser	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock
Directors and executive officers
James M. Ahlers	110,000	—	—	—	—	—
Thomas R. Alessi, Ph.D.	60,000	—	—	—	—	—
Dennis G. Blanchett, M.D.	95,000	—	—	—	—	—
Peter J. Langecker, M.D., Ph.D.	150,000	—	—	—	—	—
Curtis L. Scribner, M.D.	180,000	—	—	—	—	—
Principal stockholders
New Enterprise Associates and related entities(1)	—	—	—	—	28,645,833	20,255,571
Venrock Associates and affiliated entities(2)	—	—	—	—	22,395,833	15,686,274
Alta Partners and affiliated entities(3)	—	—	4,666,668	1,562,498	22,916,667	17,647,060
Global Granite Ventures and affiliated entities(4)	—	—	—	—	—	15,686,274
InterWest Partners and affiliated entities(5)	—	—	4,666,665	1,562,498	3,125,000	5,882,353
Other transaction information
Price per share	$0.10-$3.00	$1.00	$2.25	$7.86	$0.48	$0.51
Date of purchase	4/99-6/02	8/98	4/99	9/00	6/03	11/04

(1)
Consists of shares held by New Enterprise Associates 10, Limited and NEA Ventures 2003, Limited Partnership. Michael G. Raab, one of our directors, is a partner of New Enterprise Associates. Mr. Raab disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(2)
Consists of shares held by Venrock Associates L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. Bryan E. Roberts, Ph.D., one of our directors, is a General Partner of Venrock Associates. Dr. Roberts disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(3)
Consists of shares held by Alta BioPharma Partners II, L.P., Alta Embarcadero BioPharma Partners II, LLC, Alta California Partners II, L.P. New Pool, Alta California Partners II, L.P. and Alta Embarcadero Partners II, LLC. Jean Deleage, Ph.D., one of our directors, is a managing director of Alta Partners and the entities affiliated with Alta Partners. Dr. Deleage disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(4)
Consists of shares held by Granite Global Ventures II, L.P, and GGV II Entrepreneurs Fund, L.P. Joel D. Kellman, one of our directors, is a managing director of Granite Global Ventures. Mr. Kellman disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. Two members of the investment committee of Granite Global Ventures are Venrock Associates partners. These individuals do not serve in this capacity at the direction of Venrock Associates, nor do any entities associated with Venrock Associates influence their actions in their capacities as members of the Granite Global Ventures investment committee. Bryan E. Roberts, Ph.D., one of our directors, has an indirect interest in Granite Global Ventures, although he has no ability to influence the voting or investment decisions thereof.

(5)
Consists of shares held by InterWest Investors VI, L.P. and InterWest Partners VI, L.P.

        We sold each series of preferred stock to the above stockholders pursuant to preferred stock purchase agreements and investor rights agreements on [substantially] the same terms as other investors of each such series of preferred stock, which included registration rights, information rights and a right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering.

Warrant Issuance

        The Company issued a warrant to purchase 150,000 shares of common stock to Chiron Corporation at an exercise price of $6.00 per share.

Investor Rights Agreement

        We have entered into an agreement with our preferred stockholders and S. Mark Moran, our former Chief Executive Officer and President, in connection with their investment in our company, pursuant to which they will have registration rights with respect to their shares of common stock following this offering. This agreement also provided these investors with information rights and a right of first refusal on subsequent sales of our capital stock, which information rights and right of first refusal will terminate upon the closing of this offering. Upon completion of this offering, all shares of our preferred stock will be automatically converted into shares of our common stock.

Indebtedness of Management

        In September 1999, we made a loan of $105,000 to Dr. Scribner to provide financing for the purchase of a home in California. Dr. Scribner repaid this loan in full in June 2000.

        We made loans to Dr. Blanchett, Dr. Langecker, Dr. Scribner and Mr. Ahlers in the aggregate principal amount of $515,469 in connection with the exercise of stock options. Pursuant to a loan forgiveness program, we forgave all amounts owed under these loans in 2003 and 2004.

        We have loaned an aggregate of $12,320 to certain non-officers employees in connection with the exercise of stock options. These loans are currently outstanding.

        We made loans to certain of our former directors while they were serving as directors in the aggregate of $229,405 in connection with the exercise of stock options. We forgave all amounts owed under these loans in 2003 and 2004. As of the date hereof, there are no amounts outstanding under these loans.

Other Transactions

        In September 1999, we offered Dr. Langecker a loan of up to $300,000 to provide financing for the purchase of a home in California. In January 2000, Dr. Langecker received a bonus of $30,000 for waiving his right to the loan.

        We have entered into employment arrangements with some of our executive officers as described in the section of this prospectus entitled "Management—Employment Agreements and Change of Control Agreements."

        We have granted stock options to our directors and executive officers as described in the section of this prospectus entitled "Management—Compensation of Directors" and "—Executive Compensation."

        We have entered into indemnification agreements with directors and executive officers as described in the section of this prospectus entitled "Management—Limitations of Liability and Indemnification of Officers and Directors."

        All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of December 31, 2004, and as adjusted to reflect the completion of this offering by:

  •
  each person or entity who beneficially owns more than 5% of our common stock;

  •
  our chief executive officer and our other named executive officers listed in the compensation table under "Management—Executive Compensation;"

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2004 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 235,695,201 shares of common stock outstanding as of December 31, 2004, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offerings. Unless otherwise indicated, the address of each of the named individuals is: c/o Intarcia Therapeutics, Inc., 2000 Powell Street, Suite 1640, Emeryville, California 94608.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Number of Options Exercisable Within 60 Days of December 31, 2004	Percent Beneficially Owned Before the Offering	Percent Beneficially Owned After the Offering
Entities affiliated with New Enterprise Associates(1) 2490 Sand Hill Road Menlo Park, CA 94025	48,901,404	—	20.75%		%
Entities affiliated with Alta Partners(2) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	46,792,893	—	19.85%		%
Entities affiliated with Venrock Associates(3) 2494 Sand Hill Road, Suite 200 Menlo Park, CA 94025	38,082,107	—	16.16%		%
Entities affiliated with Granite Global Ventures(4) 2494 Sand Hill Road, Suite 100 Menlo Park, CA 94025	15,686,274	—	6.66%		%
Entities affiliated with InterWest Investors(5) 3000 Sand Hill Road, Bldg. 1, Suite 135 Menlo Park, CA 94025	15,236,516	—	6.46%		%
K. Alice Leung(6)	6,389,150	6,389,150	2.64%		%
Jean Deleage, Ph.D.(7)	46,792,893	—	19.85%		%
David A. Ebersman	95,304	95,304	*	*

Joel D. Kellman(8)	15,686,274	—	6.66%		%
Michael G. Raab(9)	48,901,404		20.75%		%
Bryan E. Roberts, Ph.D.(10)	38,082,107	—	16.16%		%
Glen Y. Sato	40,844	40,844	*	*
James M. Ahlers	629,230	519,230	*	*
Dennis G. Blanchett, M.D.	699,230	604,230	*	*
Peter J. Langecker, M.D., Ph.D.	699,230	549,230	*	*
Curtis L. Scribner, M.D.	699,230	519,230	*	*
All directors and officers as a group (12 persons)(11)	159,344,126	9,286,448	65.04%		%

*
Represents beneficial ownership of less than one percent.

(1)
Consists of 48,838,904 shares held by New Enterprise Associates 10, Limited and 62,500 shares held by NEA Ventures 2003, Limited Partnership. Michael G. Raab, one of our directors, is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to shares held by New Enterprise Associates 10, Limited and NEA Ventures 2003, Limited Partnership. Mr. Raab disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(2)
Consists of 29,550,185 shares held by Alta BioPharma Partners II, L.P., 10,160,584 shares held by Alta California Partners II, L.P., 1,087,071 shares held by Alta Embarcadero BioPharma Partners II, LLC, 112,700 shares held by Alta Embarcadero Partners II, LLC and 5,882,353 shares held by Alta California Partners II, L.P.—New Pool. Dr. Jean Deleage, one of our directors, is a managing director of Alta Partners and the entities affiliated with Alta Partners. Dr. Deleage disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(3)
Consists of 6,854,779 shares held by Venrock Associates, 30,465,686 shares held by Venrock Associates III, L.P. and 761,642 shares held by Venrock Entrepreneurs Fund III, L.P. Bryan E. Roberts, Ph.D., one of our directors, is a general partner of Venrock Associates and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(4)
Consists of 15,353,725 shares held by Granite Global Ventures II, L.P. and 332,549 shares held by GGV II Entrepreneurs Fund, L.P. Joel D. Kellman, one of our directors, is a managing director of Granite Global Ventures and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them. Two members of the investment committee of Granite Global Ventures are Venrock Associates partners. These individuals do not serve in this capacity at the direction of Venrock Associates nor do any entities associated with Venrock Associates influence their actions in their capacities as members of the Granite Global Ventures investment committee. Bryan E. Roberts, Ph.D., one of our directors, has an indirect interest in Granite Global Ventures, although he has no ability to influence the voting or investment decisions thereof.

(5)
Consists of 463,189 shares held by InterWest Investors VI, L.P. and 14,773,327 shares held by InterWest Partners VI, L.P.

(6)
Consists of 6,389,150 shares that Ms. Leung has the right to acquire within 60 days of December 31, 2004 through the early exercise of option grants, all of which would initially be unvested and subject to a right of repurchase by us as of December 31, 2004 that would lapse over the vesting schedule.

(7)
Consists solely of shares identified in footnote 2. Dr. Deleage is a managing director of Alta Partners and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(8)
Consists solely of shares identified in footnote 4. Mr. Kellman is a managing director of Granite Global Ventures II, L.P. and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(9)
Consists solely of shares identified in footnote 1. Mr. Raab is a partner of New Enterprise Associates and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(10)
Consists solely of shares identified in footnote 3. Dr. Roberts is a general partner of Venrock Associates and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(11)
Total number of shares includes 150,057,678 shares of common stock held by our directors and executive officers and certain of their affiliates, 9,286,448 shares issuable upon the exercise of stock options within 60 days of December 31, 2004, of which 6,389,150 shares would initially be unvested and subject to a right of repurchase by us as of December 31, 2004 that would lapse over the vesting schedule. See footnotes above.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

        As of December 31, 2004, there were 235,695,201 shares of common stock outstanding that were held of record by 96 stockholders, after giving effect to the conversion of all of our outstanding preferred stock into an 231,099,650 shares of common stock upon completion of this offering. There will be                        shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 2004) after giving effect to the sale of the shares of common stock offered by us in this offering.

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefore as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in this offering will be fully paid and non-assessable.

        As of December 31, 2004, a warrant to purchase 150,000 shares of common stock, at an exercise price of $6.00 per share, was issued and outstanding. This warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Preferred Stock

        Upon the closing of this offering, our certificate of incorporation will authorize                        shares of preferred stock. Our board of directors will have the authority, without further action by the stockholders, to issue the preferred stock, in one or more series, and to determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of any series. Any or all of these rights may be greater than the rights of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting powers of the holders of common stock, including the loss of voting control to others and may adversely affect the likelihood that such holders will receive dividend payments and payments upon liquidation. We have no present plan to issue any shares of preferred stock.

Registration Rights

        Upon completion of this offering, holders of an aggregate of 234,772,150 shares of common stock and a holder of a warrant exercisable for 150,000 shares of common stock will be entitled to rights to register these shares under the Securities Act as provided in our Amended and Restated Investors'

Rights Agreement, dated November 19, 2004. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and in some cases, including in connection with this offering, exclude these shares entirely. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning six months from the date of the closing of the offerings, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. We may, in certain circumstances, defer such registrations and any underwriters in connection with these registrations have the right, subject to certain limitations, to limit the number of shares included in these registrations. Further, the holders may require us at our expense, but limited to twice per year, to register their shares on Form S-3 when this form becomes available to us.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

        Upon the closing of this offering we will be subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        On the closing of this offering, our certificate of incorporation and bylaws will include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

  •
  our board is classified into three classes of directors as nearly equal in size as possible with staggered three-year terms;

  •
  the authority of our board to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

  •
  all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent; and

  •
  special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board.

These provisions may have the effect of delaying or preventing a change of control of our company.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is                        .

National Market Listing

        We have applied for listing of our common stock on the Nasdaq National Market under the trading symbol "ITCA."

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

        This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences except as noted under "Federal Estate Tax" or any income tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder's permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder's permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

        A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

  •
  the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and we believe that we will not become, a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a non-United States holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition of the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder.

Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to information reporting and backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Tax

        An individual non-United States holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of such sales occurring, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Based on the number of shares outstanding at December 31, 2004, after this offering we will have            outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 2004. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 235,695,201 shares of common stock held by existing stockholders are restricted and may first be sold, as follows:

Number of Shares	Date
On the date of this prospectus
235,695,201	At various times after 180 days from the date of this prospectus

        Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

        Our officers and directors and substantially all of our security holders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Credit Suisse First Boston which may, at any time and without notice, waive any of the terms of the lock-up. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rules 144 or 701 as described below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

        The 180-day period under the lock-up agreements may be extended under specified circumstances. See the section of this prospectus entitled "Underwriting."

        In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock, or approximately            shares based on the number of shares to be outstanding immediately after this offering; or

  •
  the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

        Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us.

        In addition, a person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering. The foregoing summary of Rule 144 is not intended to be a complete description.

        Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of the offering). Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period requirements. The foregoing summary of Rule 701 is not intended to be a complete description.

        We intend to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to our 1998 Stock Option Plan, 2002 Equity Incentive Plan, 2005 Equity Incentive Plan and 2005 Employee Stock Purchase Plan. Shares issued pursuant to these plans after the effective date of such registration statement will be available for sale in the open market and, for our affiliates, subject to the conditions and restrictions of Rule 144. As of December 31, 2004, options to purchase a total of 15,641,991 shares of common stock were outstanding.

        For a description of certain rights of our existing stockholders to require us to register their common stock under the Securities Act, see the section of this prospectus entitled "Description of Capital Stock—Registration Rights."

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Pacific Growth Equities, LLC and Lazard Frères & Co., LLC are acting as representatives, the number of shares of common stock indicated in the following table. Credit Suisse First Boston LLC is the sole book-running manager of this transaction.

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Pacific Growth Equities, LLC
Lazard Frères & Co., LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                  per share. The underwriters and selling group members may allow a discount of $                  per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        Our officers, directors and security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or announce by press release or the filing of a Form 8-K material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        The foregoing "lock-up" restrictions will not apply to (i) transfers of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock made as a bona fide gift, provided that the donee or donees agree to be bound by the terms of the lock-up agreement prior to the transfer, (ii) transfers of shares of our common stock or securities convertible or exchangeable or exercisable for any shares of our common stock to a family member of the security holder or to any trust for the direct or indirect benefit of the security holder or a family member of the security holder, provided that the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to the transfer, (iii) any shares of our common stock acquired by the security holder in the open market, provided that no filing by any party under the Securities and Exchange Act of 1934 (the "Exchange Act") shall be required or shall be voluntarily made in connection with subsequent sales of such shares, and (iv) distributions to partners, members, shareholders or affiliates of a security holder that is a limited partnership, limited liability company or corporation, provided that the distributees agree to be bound in writing by the terms of the lock-up agreement prior to the distribution. With respect to the foregoing clauses (i), (ii) and (iv), it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as applicable, shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock during the "lock-up" period.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on The NASDAQ National Market under the symbol "ITCA".

        Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and may not reflect the market price for the common stock following the offering. The principal factors, in addition to prevailing market conditions, considered in determining the initial public offering price will include:

  •
  the history of and prospects for our industry and for biopharmaceutical and biotechnology companies generally;

  •
  an assessment of our management;

  •
  our present operations;

  •
  our historical results of operations;

  •
  our earnings prospects;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California and for the underwriters by Latham & Watkins LLP, Menlo Park, California. As of the date of this prospectus, an investment partnership of Cooley Godward LLP beneficially owns an aggregate of 268,872 shares of our common stock and Cooley Godward LLP holds an option to purchase an additional 15,000 shares of our common stock.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and the period from inception (June 28, 1995) to December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including, exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract, or other document of ours, the reference is qualified in all respects by such contract or document filed as part of the registration statement. You should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

        You may read and copy all or any portion of the registration statement or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's Website located at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

        We intend to provide our stockholders with annual reports containing financial statements audited by our independent public accountants and to make available to our stockholders quarterly reports containing unaudited financial data for the first three fiscal quarters of each fiscal year.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Intarcia Therapeutics, Inc.
(a development stage company)

Index to Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Intarcia Therapeutics, Inc.

        We have audited the accompanying balance sheets of Intarcia Therapeutics, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (June 28, 1995) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intarcia Therapeutics, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (June 28, 1995) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Palo Alto, California January 30, 2004

Intarcia Therapeutics, Inc.
(a development stage company)

Balance Sheets

				Pro forma stockholders' equity at September 30, 2004
	December 31,
			September 30, 2004
	2002	2003
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,000,429	$5,802,720	$4,996,835
Short-term investments	11,654,750	27,050,613	15,744,406
Prepaid expenses and other current assets	818,012	1,002,693	887,789

Total current assets	15,473,191	33,856,026	21,629,030
Long-term investments	—	6,250,008	—
Property and equipment, net	436,230	364,248	344,909
Deposits and other assets	463,314	320,080	369,215

	$16,372,735	$40,790,362	$22,343,154

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$3,644,422	$2,129,449	$3,443,507
Accrued compensation	130,216	121,080	153,312
Other accrued liabilities	1,197,008	2,387,982	4,533,933

Total current liabilities	4,971,646	4,638,511	8,130,752
Long-term liabilities	155,424	—	—
Commitments and contingencies (Note 5)
Convertible preferred stock, $0.001 par value; 12,203,494, 102,203,494 and 102,203,494 shares authorized at December 31, 2002, 2003, and September 30, 2004 (unaudited) respectively, issuable in series; 12,203,494, 101,786,828, and 101,786,828 shares issued and outstanding at December 31, 2002, 2003, and September 30, 2004 (unaudited), respectively, (aggregate liquidation preference of $52,080,000, $95,080,000, and $95,080,000 at December 31, 2002, 2003, and September 30, 2004 (unaudited), respectively); no shares outstanding pro forma (unaudited).	49,740,986	92,604,132	92,604,132	$—
Stockholders' (deficit) equity:
Common stock; $0.001 par value; 16,000,000, 160,000,000 and 160,000,000 shares authorized at December 31, 2002, 2003, and September 30, 2004 (unaudited); 2,960,758, 3,023,051, and, 4,595,551 shares issued and outstanding at December 31, 2002, 2003, and September 30, 2004 (unaudited), respectively; and 137,606,963 shares outstanding pro forma (unaudited)	2,961	3,023	4,596	137,607
Additional paid-in capital	6,683,408	4,451,476	4,800,557	97,271,678
Deferred stock-based compensation	(162,613)	—	(28,876)	(28,876)
Notes receivable from stockholders	(753,995)	(441,906)	(82,730)	(82,730)
Accumulated other comprehensive income (loss)	18,924	(39,795)	(30,499)	(30,499)
Deficit accumulated during the development stage	(44,284,006)	(60,425,079)	(83,054,778)	(83,054,778)

Total stockholders' (deficit) equity	(38,495,321)	(56,452,281)	(78,391,730)	$14,212,402

	$16,372,735	$40,790,362	$22,343,154

See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)

Statements of Operations

				Period from June 28, 1995 (inception) to December 31, 2003	Nine months ended September 30,		Period from June 28, 1995 (inception) to September 30, 2004
	Years ended December 31,
	2001	2002	2003		2003	2004
					(unaudited)		(unaudited)
Operating expenses:
Research and development	$11,334,708	$18,872,452	$16,684,670	$54,309,495	$11,894,619	$21,095,614	$75,405,109
General and administrative	1,594,152	1,461,485	1,961,951	7,439,509	1,448,254	1,601,109	$9,040,618
Stock-based compensation (recovery) (Note A)	(1,575,419)	(1,134,436)	(2,251,757)	3,387,903	(2,251,757)	203,840	$3,591,743

Loss from operations	(11,353,441)	(19,199,501)	(16,394,864)	(65,136,907)	(11,091,116)	(22,900,563)	(88,037,470)
Interest income, net	1,942,170	718,588	342,404	4,758,234	234,255	274,073	$5,032,307
Other income (expense)	—	42,207	(88,613)	(46,406)	(87,087)	(3,209)	$(49,615)

Net loss	(9,411,271)	(18,438,706)	(16,141,073)	(60,425,079)	(10,943,948)	(22,629,699)	(83,054,778)
Beneficial conversion adjustment related to preferrred stock	—	—	(27,638,014)	(38,000,003)	(27,638,014)	—	(38,000,003)

Net loss attributable to common stockholders	$(9,411,271)	$(18,438,706)	$(43,779,087)	$(98,425,082)	$(38,581,962)	$(22,629,699)	$(121,054,781)

Net loss per share attributable to common stockholders, basic and diluted	$(4.21)	$(6.99)	$(14.84)		$(13.19)	$(7.11)

Shares used in computing basic and diluted net loss per common share	2,232,864	2,636,243	2,950,397		2,926,179	3,182,580

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.17)			$(0.17)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			94,974,382			136,193,992

Note A: Stock-based compensation (recovery) relates to the following:
Research and development	$(565,517)	$(308,804)	$(1,084,718)	$2,661,415	$(1,084,718)	$100,520	$2,761,935
General and administrative	(1,009,902)	(825,632)	(1,167,039)	726,488	(1,167,039)	103,320	829,808

	$(1,575,419)	$(1,134,436)	$(2,251,757)	$3,387,903	$(2,251,757)	$203,840	$3,591,743

See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)
Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)

	Convertible Preferred Stock								Deficit Accumulated During the Development Stage
			Common Stock				Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount
Issuance of common stock to founder for cash at $0.00651 per share in June through December 1995	—	$—	1,000,000	$1,000	$5,510	$—	$—	$—	$—	$6,510
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(3,086)	(3,086)

Balance at December 31, 1995	—	—	1,000,000	1,000	5,510	—	—	—	(3,086)	3,424
Capital contributed by founders in January through December 1996	—	—	—	—	4,250	—	—	—	—	4,250
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(3,643)	(3,643)

Balance at December 31, 1996	—	—	1,000,000	1,000	9,760	—	—	—	(6,729)	4,031
Capital contributed by founder in January through December 1997	—	—	—	—	6,930	—	—	—	—	6,930
Issuance of Series A redeemable convertible preferred stock in August 1997 for cash at $1.00 per share	1,000,000	1,000,000	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(178,101)	(178,101)

Balance at December 31, 1997	1,000,000	1,000,000	1,000,000	1,000	16,690	—	—	—	(184,830)	(167,140)
Issuance of Series A redeemable convertible preferred stock in August 1998 for cash at $1.00 per share	1,000,000	1,000,000	—	—	—	—	—	—	—	—
Restricted stock purchase in November 1998 in exchange for a note receivable at $0.10 per share	—	—	500,000	500	49,500	—	(50,000)	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(856,965)	(856,965)

Balance at December 31, 1998	2,000,000	2,000,000	1,500,000	1,500	66,190	—	(50,000)	—	(1,041,795)	(1,024,105)
Issuance of Series B redeemable convertible preferred stock in April 1999 for cash at $2.25 per share	5,368,888	12,080,000	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for notes receivable and cash at $0.10-$0.225 per share	—	—	127,000	127	18,073	—	(4,500)	—	—	13,700
Restricted stock purchase in November 1999 in exchange for a note receivable at $0.225 per share	—	—	500,000	500	112,000	—	(112,500)	—	—	—
Deferred compensation related to stock options	—	—	—	—	1,048,949	(1,048,949)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	261,532	—	—	—	261,532
Compensation expense related to restricted stock issued to an officer of the Company					2,006,846	—	—	—	—	2,006,846
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(4,519,967)	(4,519,967)

Balance at December 31, 1999 (carried forward)	7,368,888	14,080,000	2,127,000	2,127	3,252,058	(787,417)	(167,000)	—	(5,561,762)	(3,261,994)
See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)
Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

	Convertible Preferred Stock								Deficit Accumulated During the Development Stage
			Common Stock				Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount
Balance at December 31, 1999 (brought forward)	7,368,888	$14,080,000	2,127,000	$2,127	$3,252,058	$(787,417)	$(167,000)	$—	$(5,561,762)	$(3,261,994)
Issuance of common stock upon exercise of stock options for notes receivable and cash at $0.225-$0.786 per share	—	—	680,000	680	155,125	—	(114,975)	—	—	40,830
Stock repurchased upon employee termination	—	—	(4,000)	(4)	(896)	—	—	—	—	(900)
Issuance of Series C convertible preferred stock in September 2000 for cash at $7.86 per share, net of issuance costs of $2,339,017	4,834,606	35,660,986	—	—	—	—	—	—	—	—
Elimination of redemption rights of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to stock options	—	—	—	—	1,801,412	(1,801,412)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,325,652	—	—	—	1,325,652
Compensation expense related to restricted stock issued to an officer of the Company	—	—	—	—	4,755,485	—	—	—	—	4,755,485
Comprehensive loss:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	87,111	—	87,111
Net loss	—	—	—	—	—	—	—	—	(10,872,267)	(10,872,267)

Net comprehensive loss										(10,785,156)

Balance at December 31, 2000	12,203,494	49,740,986	2,803,000	2,803	9,963,184	(1,263,177)	(281,975)	87,111	(16,434,029)	(7,926,083)
Issuance of common stock upon exercise of stock options for cash at $0.225 per share	—	—	500	1	112	—	—	—	—	113
Repurchase of restricted stock upon termination of employee	—	—	(2,500)	(3)	(560)	—	—	—	—	(563)
Payment of stockholder note receivable	—	—	—	—	—	—	6,000	—	—	6,000
Deferred compensation related to stock options	—	—	—	—	78,802	(78,802)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	792,382	—	—	—	792,382
Stock-based compensation (recovery) relating to restricted stock purchases, net	—	—	—	—	(2,367,801)	—	—	—	—	(2,367,801)
Comprehensive loss:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	64,541	—	64,541
Net loss	—	—	—	—	—	—	—	—	(9,411,271)	(9,411,271)

Net comprehensive loss										(9,346,730)

Balance at December 31, 2001 (carried forward)	12,203,494	49,740,986	2,801,000	2,801	7,673,737	(549,597)	(275,975)	151,652	(25,845,300)	(18,842,682)
See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)
Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

	Convertible Preferred Stock								Deficit Accumulated During the Development Stage
			Common Stock				Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount
Balance at December 31, 2001 (brought forward)	12,203,494	$49,740,986	2,801,000	$2,801	$7,673,737	$(549,597)	$(275,975)	$151,652	$(25,845,300)	$(18,842,682)
Issuance of common stock upon exercise of stock options for notes receivable and cash at $0.225-$3.00 per share	—	—	182,957	183	550,292	—	(522,265)	—	—	28,210
Repurchase of restricted stock upon termination of employee	—	—	(23,199)	(23)	(19,201)	—	14,995	—	—	(4,229)
Payment of stockholder note receivable	—	—	—	—	—	—	29,250	—	—	29,250
Deferred compensation related to stock options, net of reversals for terminated employees	—	—	—	—	220,044	(220,044)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	607,028	—	—	—	607,028
Warrant issued pursuant to license grant agreement	—	—	—	—	243,000	—	—	—	—	243,000
Stock-based compensation (recovery) relating to restricted stock purchases, net	—	—	—	—	(1,984,464)	—	—	—	—	(1,984,464)
Comprehensive loss:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	(132,728)	—	(132,728)
Net loss	—	—	—	—	—	—	—	—	(18,438,706)	(18,438,706)

Net comprehensive loss										(18,571,434)

Balance at December 31, 2002	12,203,494	49,740,986	2,960,758	2,961	6,683,408	(162,613)	(753,995)	18,924	(44,284,006)	(38,495,321)
Issuance of Series D convertible preferred stock in June 2003 for cash at $0.48 per share, net of issuance costs of $136,854	89,583,334	42,863,146	—	—	—	—	—	—	—	—
Accelerated vesting of early exercised stock options	—	—	62,293	62	182,438	—	(182,500)	—	—	—
Forgiveness of stockholder notes receivable	—	—	—	—	—	—	494,589	—	—	494,589
Amortization of deferred compensation	—	—	—	—	—	158,309	—	—	—	158,309
Deferred compensation related to stock options, net of reversals for terminated employees	—	—	—	—	(4,304)	4,304	—	—	—	—
Stock-based compensation (recovery) relating to restricted stock purchases, net	—	—	—	—	(2,410,066)	—	—	—	—	(2,410,066)
Comprehensive loss:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	(58,719)	—	(58,719)
Net loss	—	—	—	—	—	—	—	—	(16,141,073)	(16,141,073)

Net comprehensive loss										(16,199,792)

Balance at December 31, 2003 (carried forward)	101,786,828	92,604,132	3,023,051	3,023	4,451,476	—	(441,906)	(39,795)	(60,425,079)	(56,452,281)
See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)
Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) (continued)

	Convertible Preferred Stock								Deficit Accumulated During the Development Stage
			Common Stock				Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount
Balance at December 31, 2003 (brought forward)	101,786,828	$92,604,132	3,023,051	$3,023	$4,451,476	$—	$(441,906)	$(39,795)	$(60,425,079)	$(56,452,281)
Issuance of common stock upon exercise of stock options for cash at $0.075 per share (unaudited)	—	—	1,572,500	1,573	116,365	—	—	—	—	117,938
Forgiveness of stockholder notes receivable (unaudited)	—	—	—	—	—	—	359,176	—	—	359,176
Stock-based compensation relating to variable grant (unaudited)	—	—	—	—	62,050	—	—	—	—	62,050
Deferred compensation related to stock options, net of reversals for terminated employees (unaudited)	—	—	—	—	34,944	(34,944)	—	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	6,068	—	—	—	6,068
Compensation expense related to stock options issued to consultants (unaudited)	—	—	—	—	135,722	—	—	—	—	135,722
Comprehensive loss: (unaudited)
Net unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	9,296	—	9,296
Net loss (unaudited)	—	—	—	—	—	—	—	—	(22,629,699)	(22,629,699)

Net comprehensive loss (unaudited)										(22,620,403)

Balance at September 30, 2004 (unaudited)	101,786,828	$92,604,132	4,595,551	$4,596	$4,800,557	$(28,876)	$(82,730)	$(30,499)	$(83,054,778)	$(78,391,730)

See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)

Statements of Cash Flows

				Period from June 28, 1995 (inception) to December 31, 2003	Nine months ended September 30,		Period from June 28, 1995 (inception) to September 30, 2004
	Years ended December 31,
	2001	2002	2003		2003	2004
					(unaudited)		(unaudited)
Operating activities
Net loss	$(9,411,271)	$(18,438,706)	$(16,141,073)	$(60,425,079)	$(10,943,948)	$(22,629,699)	$(83,054,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	156,405	181,042	175,018	600,905	135,709	128,916	729,821
Amortization of deferred stock-based compensation	792,382	607,028	158,309	3,144,903	158,309	6,068	3,150,971
Stock-based compensation (recovery) related to restricted stock, net	(2,367,801)	(1,984,464)	(2,410,066)	—	(2,410,066)	—	—
Stock-based compensation related to variable grant	—	—	—	—	—	62,050	62,050
Forgiveness of notes receivable and accrued interest from stockholders	—	—	561,278	561,278	456,612	359,176	920,454
Compensation expense related to stock options issued to consultants	—	—	—	—	—	135,722	135,722
Loss on disposal of fixed assets	15,012	—	—	15,012	—	—	15,012
Warrant issued pursuant to license grant agreement	—	243,000	—	243,000	—	—	243,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(925,655)	686,583	(184,681)	(1,002,693)	53,532	114,904	(887,789)
Deposits and other assets	(189,402)	(236,301)	(105,955)	(569,269)	(105,372)	(49,135)	(618,404)
Accounts payable	459,254	3,023,402	(1,514,973)	2,129,449	(2,416,913)	1,314,058	3,443,507
Accrued liabilities	1,735,705	(1,425,597)	1,138,740	2,621,388	44,165	2,178,183	4,799,571

Net cash used in operating activities	(9,735,371)	(17,344,013)	(18,323,403)	(52,681,106)	(15,027,972)	(18,379,757)	(71,060,863)

Investing activities
Acquisition of property and equipment	(561,585)	(48,225)	(32,862)	(940,991)	(28,485)	(109,577)	(1,050,568)
Proceeds from disposal of property and equipment	31,000	—	—	31,000	—	—	31,000
Purchase of restricted investments	(1,318,500)	—	—	(1,318,500)	—	—	(1,318,500)
Purchase of available-for-sale securities	(19,932,723)	(10,172,144)	(37,144,971)	(106,105,198)	(31,615,257)	(4,743,785)	(110,848,983)
Maturities of available-for-sale securities	28,167,961	18,052,272	15,440,381	74,083,282	9,455,529	22,309,296	96,392,578

Net cash (used in) provided by investing activities	6,386,153	7,831,903	(21,737,452)	(34,250,407)	(22,188,213)	17,455,934	(16,794,473)

Financing activities
Net proceeds from issuance of preferred stock	—	—	42,863,146	92,604,132	42,863,228	—	92,604,132
Net proceeds from issuance (payments for repurchase) of common stock, net	(450)	23,981	—	83,671	—	117,938	201,609
Proceeds from stockholders' notes receivable	6,000	29,250	—	35,250	—		35,250
Capital contributions from founders	—	—	—	11,180	—	—	11,180

Net cash provided by financing activities	5,550	53,231	42,863,146	92,734,233	42,863,228	117,938	92,852,171

Net increase (decrease) in cash and cash equivalents	(3,343,668)	(9,458,879)	2,802,291	5,802,720	5,647,043	(805,885)	4,996,835
Cash and cash equivalents at beginning of period	15,802,976	12,459,308	3,000,429	—	3,000,429	5,802,720	—

Cash and cash equivalents at end of period	$12,459,308	$3,000,429	$5,802,720	$5,802,720	$8,647,472	$4,996,835	$4,996,835

See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)

Statements of Cash Flows (Continued)

				Period from June 28, 1995 (inception) to December 31, 2003	Nine months ended September 30,		Period from June 28, 1995 (inception) to September 30, 2004
	Years ended December 31,
	2001	2002	2003		2003	2004
					(unaudited)		(unaudited)
Supplemental disclosure of cash flow information
Issuance of restricted stock for notes receivable	$—	$—	$—	$162,500	$—	$—	$162,500

Issuance of equity instruments for services in connection with preferred stock financing	$—	$—	$—	$146,674	$—	$—	$146,674

Exercise of stock options for notes receivable	$—	$507,270	$—	$626,745	$—	$—	$626,745

Deferred stock-based compensation, net of reversals for terminated employees	$78,802	$220,044	$(4,304)	$3,144,903	$—	$34,944	$3,179,847

Elimination of redemption rights of preferred stock	$—	$—	$—	$14,080,000	$—	$—	$14,080,000

Beneficial conversion adjustment related to preferred stock	$—	$—	$27,638,014	$38,000,003	$27,638,014	$—	$38,000,003

See accompanying notes.

Intarcia Therapeutics, Inc.
(a development stage company)

Notes to Financial Statements
(Information as of September 30, 2004, the nine months ended September 30, 2003 and 2004 and the period from inception (June 28, 1995) to September 30, 2004 is unaudited)

1. Organization and Summary of Significant Accounting Policies

        Intarcia Therapeutics, Inc. (the Company) was incorporated in the state of Delaware in June 1995. The Company is a biopharmaceutical company that acquires and develops therapeutic products in the areas of cancer and infectious diseases. The Company identifies alternative or improved development strategies for product candidates in which other companies have previously made substantial investments in clinical or other developmental activities.

        Operations substantially commenced in February 1997 and have consisted principally of the acquisition and development of initial products, raising capital, establishing facilities, and recruiting personnel. Accordingly, the Company is considered to be in the development stage. The Company expects increasing losses over the next several years as development efforts continue. The Company plans to meet its capital requirements primarily through issuances of equity securities, and in the longer term, revenue from product sales and services. If financing arrangements contemplated by management are not realized, the Company may have to seek other sources of capital or re-evaluate its operating plans.

Use of Estimates

        The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management's estimates.

Unaudited Interim Results

        The accompanying balance sheet as of September 30, 2004, the statements of operations and cash flows for the nine months ended September 30, 2003 and 2004 and the statement of convertible preferred stock and stockholders' deficit for the nine months ended September 30, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company's financial position as of September 30, 2004, and results of operations and cash flows for the nine months ended September 30, 2003 and 2004. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders' Equity

        If the offering contemplated in this prospectus is consummated, each share of convertible preferred stock outstanding will automatically be converted into common stock at its then applicable conversion price (Note 8). Unaudited pro forma stockholders' equity at September 30, 2004, as adjusted for the assumed conversion of convertible preferred stock is based on the shares of convertible preferred stock outstanding at September 30, 2004.

Cash and Cash Equivalents and Investments

        The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Investments not classified as cash equivalents with maturities of less than 12 months are considered to be short-term investments; investments with maturities greater than 12 months are considered to be long-term investments.

        The Company invests its excess cash primarily in deposits with banks and short- and medium-term, highly rated, marketable debt securities. These investments primarily include corporate notes and money market funds.

        Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such determination as of each balance sheet date. Through September 30, 2004, the Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income. The estimated fair value amounts have been determined by the Company using available market information.

        The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income, net. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are also included in interest income, net. The Company has not sold any investments prior to maturity and therefore has not realized any gains or losses on its investments to date. The cost of securities sold is based on the specific identification method. Interest and dividends are included in interest income, net.

Fair Value of Other Financial Instruments

        Other financial instruments, including cash, accounts payable, accrued compensation, and accrued liabilities are carried at cost, which management believes approximates fair value given their short-term nature.

Derivative Financial Instruments

        At December 31, 2002 and 2003 and September 30, 2004, the Company had no outstanding forward foreign currency exchange contracts.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to credit risk consist of interest-bearing investments. The Company maintains cash and cash equivalents and investments with various major financial institutions. The Company performs both periodic evaluations of its investments and the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the assets.

Research and Development Expenses

        Research and development expenses consist of costs incurred for internal, subcontracted, and collaborative research and development activities. These include contract research organizations, third-party manufacturers of drug material and clinical supplies, and other vendors. Investigator costs related to patient enrollment are accrued as patients enter the trial. The Company monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondences, and discussions with external vendors such as contract research organizations. The Company has entered into several agreements for subcontracted research at other organizations. These agreements are generally cancelable upon 30 days written notice and may be extended by mutual consent of both parties. Costs to acquire the right to develop, market, and manufacture technologies which are utilized in research and development and which have no alternative future use are expensed when incurred.

Income Taxes

        The Company uses the liability method for income taxes, whereby deferred income taxes are provided on items recognized for financial reporting purposes over different periods than for income tax purposes. Valuation allowances are provided when the expected realization of deferred tax assets does not meet a more-likely-than-not criteria.

Comprehensive Income

        Unrealized gains and losses on the Company's available-for-sale securities are included in comprehensive income or loss. Losses on the Company's available-for-sale securities, that are deemed to be other than temporary, are included in the statement of operations.

Impairment of Long-Lived Assets

        The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The impairment loss would be calculated as the excess of the asset's carrying value over its fair value less costs to sell.

Stock-Based Compensation

        As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock option grants and to disclose the pro forma effect of SFAS 123. Options granted to nonemployees are accounted for using the Black-Scholes method, and in accordance with Emerging Issues Task Force Consensus (EITF) No. 96-18, "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the options are subject to periodic revaluation over their vesting terms.

        Deferred compensation for options granted to employees is determined as the difference between the deemed fair value of the Company's stock on the date options were granted and the exercise price and is amortized using the graded method.

        Pro forma information regarding net loss and net loss per share is required by SFAS 123, as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148), is presented below and has been determined as if the Company had applied the fair value recognition provisions of SFAS 123 to awards under its stock option plans:

	Years Ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss, attributable to common stockholders—as reported	$(9,411,271)	$(18,438,706)	$(43,779,087)	$(38,581,962)	$(22,629,699)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	792,382	607,028	158,309	158,309	203,840
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards, net of related tax effects	(385,483)	(696,227)	(476,141)	(475,966)	(57,588)

Net loss—pro forma	$(9,004,372)	$(18,527,905)	$(44,096,919)	$(38,899,619)	$(22,483,447)

Basic and diluted net loss per common share—as reported	$(4.21)	$(6.99)	$(14.84)	$(13.19)	$(7.11)

Basic and diluted net loss per common share—pro forma	$(4.03)	$(7.03)	$(14.95)	$(13.29)	$(7.06)

        The fair value of options granted to non-employees is periodically re-measured as the underlying options vest.

        For pro forma disclosure purposes, the fair value value of these awards was estimated at the date of grant using the minimum value method, with the following weighted-average assumptions for the periods ending December 31, 2001, 2002, and 2003, respectively: a risk-free interest rate of 4.5%, 3.8% and 3.0%; a dividend yield of 0%; and a weighted-average expected life of 5.0, 5.0 and 7.4 years. For the nine months ended September 30, 2003 and 2004, respectively, the following weighted-average assumptions were used: a risk-free interest rate of 3.0% and 3.43%, a dividend yield of 0%, and a weighted-average expected life of 7.4 years and 5.3 years.

Net Loss Per Share

        Basic and diluted net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

        The Company has excluded all convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of historical diluted net loss per common share because all such securities are antidilutive for all periods presented. The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2003 or the date of issuance, if later. The following table presents the calculation of historical and pro forma basic and diluted net loss per common share:

	Years Ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss	$(9,411,271)	$(18,438,706)	$(16,141,073)	$(10,943,948)	$(22,629,699)
Beneficial conversion adjustment related to preferred stock (see Note 10)	—	—	(27,638,014)	(27,638,014)	—

Net loss attributable to common stockholders	$(9,411,271)	$(18,438,706)	$(43,779,087)	$(38,581,962)	$(22,629,699)

Basic and diluted weighted-average shares:
Weighted-average shares of common stock outstanding	2,802,167	2,980,240	3,023,051	3,023,051	3,182,580
Less: weighted-average shares subject to repurchase	(569,303)	(343,997)	(72,654)	(96,872)	—

Weighted-average shares used in computing basic and diluted net loss per common share	2,232,864	2,636,243	2,950,397	2,926,179	3,182,580

Basic and diluted net loss per common share	$(4.21)	$(6.99)	$(14.84)	$(13.19)	$(7.11)

Pro Forma
Net loss			$(16,141,073)		$(22,629,699)

Basic and diluted weighted-average shares used above			2,950,397		3,182,580
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			92,023,985		133,011,412

Weighted-average shares used in computing pro forma basic and diluted net loss per common share (unaudited)			94,974,382		136,193,992

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.17)		$(0.17)

        Outstanding securities that could potentially dilute basic earnings per common share in the future, but were excluded from the computation of diluted net loss per common share as their effect would have been antidilutive, were as follows:

	Years Ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Options	467,500	712,293	7,758,969	7,627,352	14,194,953
Warrants	—	150,000	150,000	150,000	150,000
Convertible preferred stock (as converted basis)	43,428,078	43,428,078	133,011,412	133,011,412	133,011,412

	43,895,578	44,290,371	140,920,381	140,788,764	147,356,365

Segment Reporting

        In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), the Company is required to report operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has no product revenue and has only one segment with facilities solely within the United States.

Effect of New Accounting Standards

        In March 2004, EITF reached several consensuses on accounting guidance and disclosure of other-than-temporary impairment of debt and equity securities discussed in Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These consensuses apply to investments in debt and equity securities within the scope of Statements 115 and 124. They also apply to investments in equity securities that are both outside the scope of Statement 115 and not accounted for by the equity method, a group referred to as "cost method investments." The impairment accounting guidance is effective for reporting periods beginning after June 15, 2004; the disclosure requirements for annual reporting periods ending after June 15, 2004.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS 123R, which replaces SFAS No. 123 "Accounting for Stock-Based Compensation," or SFAS 123, and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R may have a material impact on the Company's results of operations and loss per share. The Company has not yet determined the method of adoption of the effect of adopting SFAS 123R.

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation Number ("FIN") 46, Consolidation of Variable Interest Entities ("FIN 46"). This interpretation requires existing unconsolidated variable entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies in the first fiscal year or interim period beginning after March 15, 2004, to variable interest entities in which an enterprise holds variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected included mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares for exchange for cash or other assets, and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

2. Research Collaborations, Contract Research and License Agreements

Research Collaboration

        In November 2000, the Company entered into an interim development agreement with ALZA Corporation ("ALZA"), a subsidiary of Johnson & Johnson, to develop a product utilizing a proprietary implantable controlled drug delivery system technology of ALZA for the delivery of the Company's proprietary drug, omega interferon. Under the terms of the agreement, the Company will reimburse ALZA for all formulation development expenses incurred by ALZA, including research, a portion of general and administrative expenses, and certain capital asset expenditures for capital assets acquired specifically for the project.

        Additionally, the Company will make payments to ALZA based on reaching clinical development milestones and, if development efforts result in a marketable product and the parties enter into a definitive supply agreement, payments based on reaching product sales milestones. Such payments, when combined, could aggregate up to $40 million. Also, the Company would be required to make royalty payments based on the percentage rates of net sales for the immediately preceding calendar year. Approximate development expenses incurred under these agreements were $1.7 million, $7.5 million and $3.7 million, respectively for the years ended December 31, 2001, 2002 and 2003.

Approximate development expenses incurred under these agreements were $2.7 million and $7.0 million for the nine month periods ending September 30, 2003 and 2004, respectively. The Company may terminate this arrangement at any time upon 60 days written notice to ALZA.

Contract Research

        In August 2001, the Company entered into a research service agreement with Pharmaceutical Research Associates, Inc. (PRA) to conduct the Phase 3 trial of atamestane at sites in the United States, Canada, Poland and Russia. The Company may terminate this arrangement at any time upon 60-days written notice to PRA for a total cancellation fee of approximately $248,000. PRA is expected to provide contract services to the Company through approximately April 2006 unless the contract is terminated prior to that time. Payments to PRA under the contract could approximate $13.4 million, of which $4.9 million has been paid through December 31, 2003 and $8.5 million has been paid through September 30, 2004.

        In July 2004, the Company entered into a research agreement with Parexel International, LLC to conduct the U.S. portion of the second Phase 3 trial for atamestane. The Company may terminate this arrangement at any time upon 90-days written notice to and upon material default in performance by Parexel. Parexel is expected to provide contract services to the Company through approximately November of 2007, unless the contract is terminated prior to that time. Payments to Parexel under this contract could approximate $6.7 million, of which approximately $850,000 has been paid through September 30, 2004.

        In May 2004, the Company entered into a research agreement with PSI Pharma Support Intl. AG ("PSI") to conduct the European portion of the second Phase 3 trial for atamestane. The Company may terminate this arrangement at any time upon 30-days written notice to PSI. PSI is expected to provide contract services for this study to the Company through approximately November of 2007 unless the contract is terminated prior to that time. Payments to PSI under this contract could approximate $10.7 million, of which approximately $872,000 has been paid through September 30, 2004.

        In May 2004, the Company entered into a research agreement with PSI to conduct the Phase 2 trial for omega interferon. The Company may terminate this arrangement at any time upon 30-days written notice to PSI. PSI is expected to provide contract services for this study to the Company through approximately September of 2006, unless the contract is terminated prior to that time. Payments to PSI under this contract could approximate $2.4 million, of which approximately $196,000 has been paid through September 30, 2004.

License Agreements

        The Company has licensed certain technologies and products under development from third parties. The license arrangements generally provide the Company with access to the licensor's historical product data and certain quantities of bulk drug inventory. In consideration for the licenses, the Company has made initial license payments of $765,000 in the aggregate through December 31, 2003 and September 30, 2004. The Company is also required to make payments upon the achievement of certain development milestones, as defined in the related agreements that could aggregate up to $14.1 million (of which a $100,000 milestone was paid and expensed in 1998). The Company pays substantially all of the development expenses for the licensed technologies and product candidates and is generally required to pay royalties on commercial sales, if any.

        The Company anticipates that any revenue received for licensed products will be recognized when earned. The most significant of these arrangements are discussed below.

        In December 1997, the Company entered into an agreement with G.D. Searle & Co. (Searle) to acquire exclusive worldwide rights to Biomed 101 for all indications in the fields of oncology and immunology. Pursuant to the license agreement, the Company has granted Searle the right to negotiate with it for commercialization rights relating to Biomed 101, prior to the Company negotiating with any other third party for these rights. Searle has since been acquired by Pfizer, Inc.

        In July 1998, the Company entered into an agreement with Boehringer Ingelheim International GmbH (Boehringer Ingelheim) to acquire certain rights to omega interferon outside the United States.

        In February 1999, the Company entered into an agreement with Schering AG to obtain exclusive worldwide license rights to atamestane for treatment of breast cancer. The Company has granted Schering AG an option to co-promote atamestane in the United States and an option to exclusively market atamestane outside of the United States.

        In November 2002, the Company entered into an agreement with Chiron to obtain exclusive license rights in the United States to a technology relating to recombinant human omega interferon. The Company issued Chiron a warrant for shares of the Company's common stock in connection with this license agreement (see Note 11).

        In November 2002, the Company entered into an agreement with Matrix Pharmaceutical, Inc., a wholly owned subsidiary of Chiron to obtain assets, patent rights, and materials to a lucent protein molecular containment drug delivery system.

        In November 2002, the Company also entered into an agreement with Endorecherche to obtain non-exclusive, worldwide license rights to a combination drug therapy for breast cancer.

3. Financial Instruments

        The following is a summary of cash, cash equivalents, and investments:

	December 31, 2002
	Amortized Cost	Unrealized Gain	Fair Value
Cash	$12,663	$—	$12,663
Money market funds	2,987,766	—	2,987,766
Corporate debt securities	11,635,826	18,924	11,654,750

Total	$14,636,255	$18,924	$14,655,179

Reported as:
Cash and cash equivalents	$3,000,429	$—	$3,000,429
Short-term investments	11,635,826	18,924	11,654,750

	$14,636,255	$18,924	$14,655,179

	December 31, 2003
	Amortized Cost	Unrealized Loss	Fair Value
Cash	$73,271	$—	$73,271
Money market funds	5,729,449	—	5,729,449
Corporate debt securities	33,340,415	(39,795)	33,300,620

Total	$39,143,135	$(39,795)	$39,103,340

Reported as:
Cash and cash equivalents	$5,802,720	$—	$5,802,720
Short-term investments	27,082,362	(31,749)	27,050,613
Long-term investments (due after one year through three years)	6,258,054	(8,046)	6,250,008

	$39,143,136	$(39,795)	$39,103,341

	September 30, 2004 (unaudited)
	Amortized Cost	Unrealized Loss	Fair Value
Cash	$635,316	$—	$635,316
Money market funds	2,362,364	—	2,362,364
Corporate debt securities	17,774,060	(30,499)	17,743,561

Total	$20,771,740	$(30,499)	$20,741,241

Reported as:
Cash and cash equivalents	$4,996,835	$—	$4,996,835
Short-term investments	15,774,905	(30,499)	15,744,406

	$20,771,740	$(30,499)	$20,741,241

4. Property and Equipment

        Property and equipment consisted of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Furniture and office equipment	$440,798	$440,798	$451,636
Computer equipment	242,728	275,126	346,869
Leasehold improvements	142,137	212,311	239,307

	825,663	928,235	1,037,812
Less accumulated depreciation	(389,433)	(563,987)	(692,903)

Property and equipment, net	$436,230	$364,248	$344,909

5. Commitments and Contingencies

Facility Lease

        On December 1, 1998, the Company entered into a noncancelable operating lease for a facility in Alameda, California for the period from May 1999 to April 2004. On May 1, 2001, the Company subleased its Alameda office space for the duration of this lease. Sublease income was $87,000 and $88,000 for the years ended December 31, 2001 and 2002, respectively. The sublease and lease for the facility in Alameda were terminated concurrently in June 2002.

        On March 1, 2001, the Company entered into a noncancelable operating lease for a facility in Emeryville, California, for the period from March 2001 to February 2005. On September 26, 2003, the Company amended the lease for the Emeryville facility, which extended the lease term through February 2008.

        Rent expense amounted to approximately $478,000, $526,000, $368,000, $294,000, and $238,000 for the years ended December 31, 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively, and $1,584,000 and $1,822,000 for the period from June 28, 1995 (inception) to December 31, 2003 and for the period from June 28, 1995 (inception) to September 30, 2004, respectively. The Company had a security deposit in the amount of $174,000 as of December 31, 2002 and $297,000 as of December 31, 2003 and September 30, 2004.

        Future minimum lease payments under noncancelable lease arrangements are as follows:

Operating Leases
Year ended December 31:
2004	$342,121
2005	291,275
2006	288,192
2007	296,029
2008	49,549

Total	$1,267,166

        The Company also has commitments under its various research and development arrangements (see Note 2).

Legal Contingencies

        In April 2003, the Company filed a complaint in Montgomery County, Pennsylvania against Omnicare Pharmaceuticals, Inc. (Omnicare). The Company asserted claims of approximately $1,000,000 resulting from Omnicare's alleged breach of several contracts relating to clinical trials testing. Omnicare responded to the complaint on June 23, 2003. Discovery has commenced in the action.

        From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

6. Other Accrued Liabilities

        Other accrued liabilities consist of the following:

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Clinical research	$1,062,008	$2,225,808	$4,494,457
Other	135,000	162,174	39,476

Total	$1,197,008	$2,387,982	$4,533,933

7. Related Party Notes Receivable

        In November 1998 and 1999, the Company entered into full-recourse loan agreements with an officer of the Company who is a principal stockholder. The officer borrowed an aggregate of $162,500 for the purchase of the Company's common stock. This loan amount bears interest at 6% per annum and is repayable in two installments, November 2003 ($50,000) and November 2004 ($112,500). These loans were collateralized by 1,000,000 shares of common stock. Interest on these loans may be forgiven at the discretion of the board of directors, and the principal amount of these loans to this officer together with all accrued interest is forgivable upon the closing of an initial public offering or in the event the Company gets acquired (see Note 11, Restricted Stock Purchases). In addition, during the year ended December 31, 2000, this officer borrowed an additional $22,400 upon the exercise of stock options to purchase 100,000 shares of common stock. This loan accrued interest at 6.4% per annum and had an original maturity date in May 2005. In July 2003, the Company agreed to forgive all of this outstanding debt (principal together with accrued interest) of this officer as consideration for consulting services provided over a 12 month period through June 2004. At December 31, 2003, $112,332 of principal and interest had been forgiven. At June 30, 2004, the remaining principal and interest of $112,332 was forgiven.

        During the years ended December 31, 1999 and 2000, the Company issued common stock to employees and directors in exchange for full recourse promissory notes in the aggregate of $4,500 and $92,575, respectively. These promissory notes accrue interest at rates between 6.2% and 6.8% with principal repayment due on the fifth anniversary of the date of each note. During the year ended December 31, 2002, the Company had also issued common stock to employees and directors in exchange for full recourse promissory notes in the aggregate of $704,765, of which $182,500 relates to unvested stock associated with fixed interest rate promissory notes executed subsequent to March 21, 2002 and accordingly, in accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (EITF 00-23), has been recorded in deposits and other assets and liabilities.

        No promissory notes were issued to employees or directors of the Company during fiscal 2003 or during the nine months ended September 30, 2004. In July 2003, the Company forgave promissory notes of certain officers and directors in the aggregate of $501,569 (including accrued interest of $44,982). In addition, interest rates on these notes were reduced to 1.52% per annum. At the forgiveness date, $24,213, representing all remaining accrued interest was added to the principal amounts outstanding. In addition the Company provided these officers and directors with cash bonuses totaling $88,000. The amount of the notes and accrued interest forgiven and the cash bonuses awarded were recorded as compensation expense. $65,904 and $258,915 of outstanding principal amount of these notes were due in 2004 and 2005, respectively.

        In July 2004, the Company forgave promissory notes of certain officers in the aggregate of $250,135 (including accrued interest of $3,540). In addition, the Company provided these officers with cash bonuses totaling $52,736. The amount of the notes and accrued interest forgiven and the cash bonuses awarded were recorded as compensation expense. At September 30, 2004, $12,320 of outstanding principal amount of these notes were due in 2005.

        As a result of the forgiveness of the related party notes, all stock awards exercised with the notes are subject to variable accounting.

8. Convertible Preferred Stock

        The authorized, issued and outstanding Series A, B, and C shares of convertible preferred stock were as follows as of December 31, 2002:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	2,000,000	2,000,000	$2,000,000
Series B	5,368,888	5,368,888	12,080,000
Series C	4,834,606	4,834,606	38,000,000

	12,203,494	12,203,494	$52,080,000

        The authorized, issued and outstanding Series A, B, C and D shares of convertible preferred stock were as follows as of December 31, 2003 and September 30, 2004 (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	2,000,000	2,000,000	$2,000,000
Series B	5,368,888	5,368,888	12,080,000
Series C	4,834,606	4,834,606	38,000,000
Series D	90,000,000	89,583,334	43,000,000

	102,203,494	101,786,828	$95,080,000

        The 2,000,000 shares of Series A and 5,368,888 shares of Series B convertible preferred stock issued and outstanding previously carried mandatory redemption rights. In connection with the issuance of 4,834,606 shares of Series C convertible preferred stock in September 2000 (see Note 9), the mandatory redemption rights of the Series A and Series B redeemable convertible preferred stock were eliminated (all other rights, preferences, and privileges of the Series A and Series B convertible preferred stock remained the same). The Series A and Series B convertible preferred stockholders received no remuneration for relinquishing the redemption rights. Accordingly, the Series A and Series B convertible preferred stock were reclassified to stockholders' equity in 2000, concurrent with the closing of Series C financing.

        A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, "Classification and Measurement of Redeemable Securities." Further, the Company has also elected not to adjust the carrying values of the Series A, Series B, Series C and Series D convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

        All series of preferred stock are convertible at the stockholders' option at any time into common stock, initially on a one-for-one basis, subject to adjustment for antidilution. Each series of preferred stock shall be automatically converted into common stock, at the then applicable conversion price, immediately upon the earlier of (i) the date when the holders of a majority of the outstanding shares of convertible preferred stock shall so elect, or (ii) upon the closing of a firmly underwritten public offering with aggregate offering proceeds exceeding $30,000,000 and an offering price of at least $2.40 per share (appropriately adjusted for any stock splits, stock dividends, or similar events).

        Conversion ratios are as follows:

	Shares of common for each share of preferred
	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Series A	1.000	1.786	1.786
Series B	1.000	3.000	3.000
Series C	1.000	4.913	4.913
Series D	—	1.000	1.000

        The holders of the Series A, B, C, and D convertible preferred stock are entitled to receive dividends at the rate of $0.08, $0.20, $0.71, and $0.04, respectively, per share per year. Such dividends are payable if and when declared by the board of directors, and are not cumulative. These dividends are to be paid in advance of distributions to common stockholders. No dividends have been declared to date.

        In the event of any liquidation, dissolution, or winding up of the Company, holders of Series A, B, C, and D convertible preferred stock are entitled to a liquidation preference of $1.00, $2.25, $7.86, and $0.48 per share, respectively (as adjusted for any stock dividends, combinations, or splits), plus any declared but unpaid dividends on such shares, over holders of common shares. A liquidation event can include a transfer of ownership of greater than 50% of voting power. Amounts, if any, remaining after payment of the liquidation preference to the preferred stockholders would be attributed to the common stockholders.

        The holders of the convertible preferred stock are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

9. Series C Preferred Stock Beneficial Conversion

        In September 2000, the Company completed a private placement for the sale of 4,834,606 shares of Series C convertible preferred stock resulting in gross proceeds of $38,000,000 or $7.86 per share. At the date of issuance, the Company believed the per share price of $7.86 represented the fair value of the preferred stock. Later in 2000, in connection with a contemplated initial public offering of its common stock, the Company re-evaluated the fair value of its common stock such that its value per share was considered to be above $7.86 per share. Accordingly, the increase in fair value has resulted in a beneficial conversion feature, in accordance with Emerging Issues Task Force Consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features," of approximately $10,400,000, that has been recorded as a deemed dividend to preferred stockholders in 2000. The Company has accumulated a retained earnings deficit and, as a result, the Company recorded the deemed dividend at the date of issuance by an offsetting charge and credit to additional paid-in capital, without any effect on total stockholders' equity.

10. Series D Preferred Stock

        In June 2003, the Company completed a private placement for the sale of 89,583,334 shares of Series D convertible preferred stock resulting in gross proceeds of $43,000,000 or $0.48 per share. As the purchase price for Series D convertible preferred stock was below the purchase price for all previous series of preferred stock, the Company has adjusted the conversion prices for Series A, B and C convertible preferred stock pursuant to antidilution provisions of the Company's certificate of incorporation. This adjustment resulted in a beneficial conversion feature, in accordance with EITF Consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features," of $27,638,014, which has been recorded as a deemed dividend to preferred stockholders in 2003. The Company has accumulated a retained earnings deficit and, as a result, the Company recorded the deemed dividend at the date of issuance by an offsetting charge and credit to additional paid-in capital without any effect on total stockholders' equity.

11. Stockholders' (Deficit) Equity

Restricted Stock Purchases

        From 1995 through 1999 the Company issued an aggregate of 2,000,000 shares of common stock to an officer of the company pursuant to restricted stock purchase agreements. Certain of the shares issued under these agreements were subject to vesting upon the achievement of certain specified milestones. As of December 31, 2003, all shares under these agreements were fully vested.

        For restricted stock granted to a former officer with vesting subject to milestones, to the extent that the fair value of the Company's common stock exceeds the exercise price of the shares on the date the milestones are achieved, such amount is accounted for as compensation expense. Furthermore, 1,000,000 shares of restricted stock were purchased through the issuance of full-recourse notes to the Company (as described in Note 7), which are forgivable upon the closing of an initial public offering and were amended in 2003 to become forgivable over a one year service period. Due to this performance-based forgiveness feature, the Company is subject to the provisions of EITF 95-16, "Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB Opinion No. 25," and is required to apply variable accounting on these restricted shares. Variable accounting will cease upon repayment or forgiveness of the remaining portion of the notes outstanding. For the years ended December 31, 2001, 2002, and 2003, additional net stock-based compensation recovery of $2,367,801, $1,984,464, and $2,410,066, respectively, was recorded. For the periods ending September 30, 2003 and 2004, additional net stock-based compensation recovery of $2,410,066, and expense of $62,050, respectively, was recorded. The decrease in the estimated fair value of the Company's common stock resulted in the expense recovery related to this variable award in 2001, 2002 and 2003.

Stock Option Plans

1998 Stock Option Plan

        In 1998, the Company authorized the 1998 Stock Option Plan (the 1998 Plan) under which the board of directors may issue incentive stock options to employees, including officers and members of the board of directors who are also employees, and nonqualified stock options to employees, officers, directors, consultants, and advisors of the Company. Under the 1998 Plan, incentive options to purchase the Company's common shares may be granted to employees at prices not lower than fair value at the date of grant, as determined by the board of directors. Nonqualified options may be granted to key employees, including directors and consultants, at prices not lower than 85% of fair value at the date of grant (110% in certain cases), as determined by the board of directors. Options have a term of 10 years. Generally, options granted are immediately exercisable. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. As of December 31, 2003 and September 30, 2004, a total of 1,450,000 shares of common stock have been authorized for issuance under the 1998 Plan.

2002 Equity Incentive Plan

        In 2002, the Company authorized the 2002 Equity Incentive Plan (the 2002 Plan) under which the board of directors may issue incentive stock options to employees, including officers and members of the board of directors who are also employees, and nonqualified stock options, stock bonuses and restricted stock awards to employees, officers, directors, consultants, and advisors of the Company. Under the 2002 Plan, incentive options to purchase the Company's common shares may be granted to employees at prices not lower than fair value at the date of grant, as determined by the board of directors. Nonqualified options may be granted to key employees, including directors and consultants, at prices not lower than 85% of fair value at the date of grant (110% in certain cases), as determined by the board of directors. Options have a term of 10 years. Options that are immediately exercisable may be granted. Shares issued pursuant to the exercise of an unvested option or other unvested stock award are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. As of December 31, 2003 and September 30, 2004, a total of 15,362,479 shares of common stock and 18,362,479 shares of common stock, respectively, have been authorized for issuance under the 2002 Plan.

        Activity under the Plans are as follows:

		Options Outstanding
	Shares Available	Number of Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 2000	721,500	4,500	$8.075
Options granted	(454,500)	454,500	3.165
Options exercised	—	(500)	0.225
Options canceled	6,000	(6,000)	7.500

Balance at December 31, 2001	273,000	452,500	3.163
Shares authorized	500,000	—	—
Options granted	(443,000)	443,000	3.102
Options exercised	—	(182,957)	2.984
Options canceled	15,250	(15,250)	3.000

Balance at December 31, 2002	345,250	697,293	3.172
Shares authorized	14,862,479	—	—
Options granted	(7,617,803)	7,617,803	0.075
Options exercised	—	(62,293)	3.000
Options canceled	508,834	(508,834)	3.271

Balance at December 31, 2003	8,098,760	7,743,969	0.159
Shares authorized (unaudited)	3,000,000	—	—
Options granted (unaudited)	(8,008,484)	8,008,484	0.075
Options exercised (unaudited)	—	(1,572,500)	0.075

Balance at September 30, 2004 (unaudited)	3,090,276	14,179,953	$0.121

        Details of the Company's outstanding stock options under the Plans by exercise price is as follows (as of December 31, 2003):

Exercise Price	Number of Outstanding Options	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$0.075	7,521,969	9.49	$0.075
$3.000	222,000	7.95	3.000

	7,743,969	9.44	$0.159

        Details of the Company's outstanding stock options under the Plans by exercise price is as follows (as of September 30, 2004) (unaudited):

Exercise Price	Number of Outstanding Options	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$0.075	13,957,953	8.82	$0.075
$3.000	222,000	7.20	3.000

	14,179,953	8.80	$0.121

        The Plans allow for early exercise of stock options granted, and as of December 31, 2002, there were 173,879, 2,292 and 85,379 shares subject to repurchase at $0.225, $0.786, and $3.00 per share, respectively. In July 2003, the Company accelerated vesting of all outstanding unexercised options and accelerated lapsing of repurchase options on all outstanding common stock subject to repurchase. As of December 31, 2003 and September 30, 2004, there were no shares subject to repurchase. Furthermore, as a result of the acceleration of vesting and the cancellation of the Company's right to repurchase, all unamortized deferred stock-based compensation was recognized.

        As a performance incentive, the Company has attached either milestones or vesting accelerators to certain option grants. Under certain arrangements, the employee has to meet a specific performance milestone in order to commence vesting. Options that commence vesting only upon achievement of milestones will be valued at the date such milestones are achieved and to the extent that the fair value of the Company's common stock exceeds the per share exercise price of the original option award on the date the milestones are achieved, such amount will be accounted for as compensation expense. As of December 31, 2002 and 2003, the Company has 49,500 (all of which were exercised early), and 761,000 options, respectively subject to milestone-based vesting. As of September 30, 2004, the Company did not have any options subject to milestone-based vesting. As of December 31, 2002 and 2003, the Company had 43,000 and zero options, respectively, which fully vest upon a specified date and are also subject to accelerated vesting upon certain circumstances. As of September 30, 2004, the Company did not have any options subject to accelerated vesting.

        During 2003, the Company re-priced all of the 304,166 outstanding unexercised options with an exercise price of $3.00 per share and above held by a former officer of the Company to decrease the exercise price for such options to $0.075 per share. Variable accounting is being applied to these options. No compensation expense was recorded in 2003 related to these options. In September 2004, these options were exercised and the Company recorded $62,050 in stock compensation expense.

        As of December 31, 2003 and September 30, 2004, the Company had granted options to purchase 83,000 shares of common stock at $0.10 per share and 15,000 shares at $0.225 outside of the Plans, of which 15,000 options are outstanding and 83,000 have been early exercised.

        In 2000, the Company granted 15,000 fully vested common stock options to consultants in exchange for services rendered in connection with the Series C convertible preferred stock financing. The options have an exercise price of $0.225. The Company determined the value of the options at the date of grant using the Black-Scholes option pricing model to be approximately $146,674 using the following assumptions: 75% volatility, no dividends, risk-free interest rate of 6.0% and an expected life of 10 years which coincides with the maximum exercise period of the options. This amount was offset against the gross proceeds derived from the Series C convertible preferred stock issuance. The Company did not issue any options to consultants during the year ended December 31, 2003. The Company issued 20,000 fully vested options to a consultant in May 2004. The options have an exercise price of $0.075. The Company determined the value of the options at the date of grant by using the Black-Scholes option-pricing model to be approximately $2,800 using the following assumptions: 75% volatility, no dividends, risk-free interest rate of 4.7% and an expected life of 10 years, which coincides with the maximum exercise period of the options.

        The weighted-average fair value of options granted in 2001, 2002, and 2003, and in the nine months ended September 30, 2004 was $0.51, $0.49, $0.015, and $0.012, respectively.

        The Company recorded deferred stock compensation (recovery) in accordance with APB 25 in connection with certain stock option grants, net of forfeitures, of $78,802, $220,044, $(4,304), $0 and $34,944 in 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock. Deferred compensation is included as an increase of stockholders' deficit and is being amortized to expense on a graded vesting method. The Company amortized deferred stock-based compensation of $792,382, $607,028, $158,309, $158,309, and $6,068 in 2001, 2002, and 2003, and the nine months ended September 30, 2003 and 2004, respectively.

Warrants

        In November 2002, the Company issued a fully vested, nonforfeitable warrant to purchase 150,000 shares of common stock in connection with the Chiron license arrangement (see Note 2). The warrant has an exercise price of $6.00 per share. The Company determined the value of the warrant at the date of grant using the Black-Scholes option pricing model to be approximately $243,000 using the following assumptions: 90% volatility, no dividends, risk-free interest rate of 2.95%, and an expected life of five years which coincides with the maximum exercise period of the warrant. The cost of the warrant has been fully expensed as stock-based compensation.

Reserved Shares

        The Company has reserved shares of common stock for future issuance as follows:

	December 31, 2003	September 30, 2004
Conversion of convertible preferred stock	133,011,412	133,011,412
Stock option plans	15,842,729	17,270,229
Stock options outside of stock option plans	15,000	15,000
Common stock warrants	150,000	150,000

Total	149,019,141	150,446,641

12. Income Taxes

        No provision for income taxes has been recorded due to the operating losses incurred in all periods presented for which no benefit has been recorded.

        A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	December 31, 2001	December 31, 2002	December 31, 2003
U.S. federal taxes (benefit) at statutory rate	$(3,199,832)	$(6,269,160)	$(5,487,965)
Unutilized (utilized) net operating losses	2,930,060	6,081,200	5,430,754
Stock based compensation	264,310	179,190	50,425
Other	5,462	8,770	6,786

Total	$—	$—	$—

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31, 2002	December 31, 2003
Deferred Tax Assets:
Net operating loss carryforwards	$15,294,730	$22,687,765
Research and development credit	809,324	1,142,316
Stock based compensation	959,206	—
Intangible assets	95,639	89,008
Depreciation and amortization	112,989	130,622
Other	85,368	86,732
Total deferred tax assets	17,357,256	24,136,443

Less valuation allowance	(17,357,256)	(24,136,443)

Net deferred tax assets	$—	$—

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4,303,000, $7,757,256 and $6,779,187 for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively.

        As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $56,720,000 which expire beginning in the year 2012. The Company also has federal research and development tax credits of $677,064. The federal research credits will begin to expire in the year 2012.

        Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

13. Subsequent Events

Issuance of Series E Convertible Preferred Stock

        In November 2004, the Company issued 98,088,238 shares of Series E convertible preferred stock at $0.51 per share and received proceeds of $49,833,791, net of issuance costs of $191,210.

        Also in November 2004, the Company increased the total number of authorized shares to 511,786,828 increasing the authorized shares of common stock from 160,000,000 shares to 300,000,000 shares and the authorized shares of preferred stock from 102,203,494 shares to 211,786,828 shares, of which 110,000,000 were designated as Series E convertible preferred stock.

        The Series E convertible preferred stock is convertible at the stockholders' option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution. Each share of Series A, B, C, D, and E convertible preferred stock will automatically convert into common stock, at the then applicable conversion price, upon the earlier of the election by a majority of the outstanding shares of the Series A, B, C, D, and E convertible preferred stock; or upon the closing of a firm commitment underwritten public offering with aggregate proceeds of not less than $30,000,000 and an offering price of at least $1.50 per share (as adjusted for any stock splits, stock dividends, or similar events).

        The holders of the Series E convertible preferred stock are entitled to receive dividends at the rate of $0.05 per share per year. Such dividends are payable if and when declared by the board of directors, and are not cumulative. These dividends are to be paid in advance of distributions to the holders of the Series A, B, C, and D convertible preferred stock and common stock. If dividends are paid to the common stockholders, additional dividends will be paid to the outstanding shares of the Series E convertible preferred stock in an amount equal (per share on an as if converted to common stock basis) to the amount paid or set aside for each share of common stock.

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series E convertible preferred stock are entitled to a liquidation preference of $0.51 per share (as adjusted for any stock dividends, combinations, or splits) plus any declared but unpaid dividends on such shares, over holders of the Series A, B, C, and D convertible preferred stock and common stock.

        The holders of the Series E convertible preferred stock are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

2002 Equity Incentive Plan

        In November 2004, the Company increased the number of shares available under 2002 Equity Incentive Plan by 9,086,948 shares to 27,449,427 shares.

        Subsequent to September 30, 2004, the Company granted options to purchase 1,607,038 shares of common stock to certain employees and directors under the Plan with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In the fourth quarter of 2004 the Company expects to record deferred compensation related to these grants. This deferred compensation will be amortized to stock-based compensation expense over the vesting period of the options, generally four year, using an accelerated method as described in FIN 28.

Initial Public Offering

        In January 2005, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$
NASD filing fee
Nasdaq National Market listing fee
Blue Sky Fees and Expenses
Transfer Agent and Registrar fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving costs
Miscellaneous expenses

Total

Item 14. Indemnification of Directors and Officers

        As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of duty of loyalty to us or to our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

        We have entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Intarcia Therapeutics, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

        The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of Intarcia Therapeutics, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

        We maintain a directors' and officers' insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 15. Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold since our inception through December 31, 2004:

        1)    The Registrant sold an aggregate of 2,000,000 shares of its common stock to S. Mark Moran M.D., the Registrant's founder and former chief executive officer, for cash consideration in the aggregate amount of $162,510 pursuant to founder stock purchase agreements. As of December 31, 2004, no shares had been repurchased by the Registrant and all such shares are fully vested.

        2)    The Registrant sold an aggregate of 2,625,250 shares of its common stock to 24 employees, directors and consultants for cash consideration in the aggregate amount of $1,025,030 upon the exercise of stock options granted under its stock option plans with exercise prices ranging from $0.075 to $3.00 per share, no shares of which have been repurchased.

        3)    The Registrant sold an aggregate of 2,000,000 shares of Series A preferred stock at $1.00 per share in August 1998 to six accredited investors for an aggregate purchase price of $2,000,000.

        4)    The Registrant sold an aggregate of 5,368,888 shares of Series B preferred stock at $2.25 per share in April 1999 to 10 accredited investors for an aggregate purchase price of $12,079,998.

        5)    The Registrant sold an aggregate of 4,834,606 shares of Series C preferred stock at a price of $7.86 per share in September 2000 to 35 accredited investors for an aggregate purchase price of $38,000,003.

        6)    The Registrant issued a warrant to purchase 150,000 shares of common stock to one accredited investor with an exercise price of $6.00 per share in July 2002.

        7)    The Registrant sold an aggregate of 89,583,334 shares of Series D preferred stock at a price of $0.48 per share in June 2003 to 23 accredited investors for an aggregate purchase price of $43,000,000.

        8)    The Registrant sold an aggregate of 98,088,238 shares of Series E preferred stock at a price of $0.51 per share in November 2004 to 36 accredited investors for an aggregate purchase price of $50,025,001.

        The issuances described above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph 1 above by virtue of Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 2, 3, 4, 5, 6 and 7 by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Registrant.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the closing of the offering made pursuant to this registration statement.
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering made pursuant to this registration statement.
3.4	Bylaws of the Registrant.
3.5	Form of Amended and Restated Bylaws of Registrant to be effective upon the closing of the offering made pursuant to this registration statement.
4.1*	Specimen Stock Certificate.
4.2	Amended and Restated Investor Rights Agreement, dated November 19, 2004.
5.1*	Opinion of Cooley Godward LLP.
10.1	Form of Indemnity Agreement between the Registrant and its directors and officers.
10.2	1998 Stock Option Plan.
10.3	2002 Equity Incentive Plan.
10.4*	2005 Equity Incentive Plan, Form of 2005 Equity Incentive Plan Stock Option Agreement, and Form of 2005 Equity Incentive Grant Notice and Notice of Exercise.
10.5*	2005 Employee Stock Purchase Plan and Form of Offering Document.
10.6**	License Agreement, by and between Schering Aktiengesellschaft and the Registrant, dated February 1, 1999, as amended.
10.7**	License Agreement between Boehringer Ingelheim International GMBH and the Registrant, dated July 17, 1998, as amended.
10.8**	Research and Development Contract, by and between Boehringer Ingelheim Pharma KG and the Registrant, dated July 17, 1998, as amended.
10.9**	Interim Development Agreement, by and between ALZA Corporation and the Registrant, dated November 8, 2000, as amended.

10.10**	License Agreement, by and between the Registrant and Chiron Corporation, dated November 7, 2002.
10.11**	License Agreement, by and between Endorecherche Inc. and the Registrant, dated November 4, 2002.
10.12	Office Lease, by and between Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated February 21, 2001.
10.13	First Amendment to Lease, by and between Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated March 22, 2001.
10.14
Second Amendment to Lease, by and between CA-Emeryville Properties Limited Partnership, successor in interest to Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated September 26, 2003.
10.15	Employment Agreement of K. Alice Leung, dated February 20, 2004.
10.16	Employment Agreement of James M. Ahlers, dated May 14, 1999.
10.17	Employment Agreement of Thomas R. Alessi, Ph.D., dated November 30, 1997.
10.18	Employment Agreement of Dennis G. Blanchett, M.D., dated August 14, 1999.
10.19	Employment Agreement of Peter J. Langecker, M.D., Ph.D., dated September 3, 1999.
10.20	Employment Agreement of Curtis L. Scribner, M.D. dated November 23, 1999.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley Godward LLP (See Exhibit 5.1)
24.1	Power of Attorney (contained on signature page).

*
To be supplied by Amendment.

**
Confidential Treatment has been requested with respect to portions of this exhibit.

(b) Financial Statement Schedules

        All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

        The registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The registrant hereby undertakes that:

  (1)
  for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Intarcia Therapeutics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 4th day of February 2005.

INTARCIA THERAPEUTICS, INC.
By:	/s/ KARLING ALICE LEUNG Karling Alice Leung President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Karling Alice Leung and James M. Ahlers, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KARLING ALICE LEUNG Karling Alice Leung	Chief Executive Officer, President and Director (Principal Executive Officer)	February 4, 2005
/s/ JAMES M. AHLERS James M. Ahlers	Vice President, Finance & Operations and Chief Financial Officer (Principal Finance and Accounting Officer)	February 4, 2005
/s/ DAVID A. EBERSMAN David A. Ebersman	Director	February 4, 2005
/s/ JEAN DELEAGE Jean Deleage, Ph.D.	Director	February 4, 2005

/s/ JOEL D. KELLMAN Joel D. Kellman	Director	February 4, 2005
/s/ MICHAEL G. RAAB Michael G. Raab	Director	February 4, 2005
/s/ BRYAN E. ROBERTS Bryan E. Roberts, Ph.D.	Director	February 4, 2005
/s/ GLEN Y. SATO Glen Y. Sato	Director	February 4, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Registrant.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the closing of the offering made pursuant to this registration statement.
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering made pursuant to this registration statement.
3.4	Bylaws of the Registrant.
3.5	Form of Amended and Restated Bylaws of Registrant to be effective upon the closing of the offering made pursuant to this registration statement.
4.1*	Specimen Stock Certificate.
4.2	Amended and Restated Investor Rights Agreement, dated November 19, 2004.
5.1*	Opinion of Cooley Godward LLP.
10.1	Form of Indemnity Agreement between the Registrant and its directors and officers.
10.2	1998 Stock Option Plan.
10.3	2002 Equity Incentive Plan.
10.4*	2005 Equity Incentive Plan, Form of 2005 Equity Incentive Plan Stock Option Agreement, and Form of 2005 Equity Incentive Grant Notice and Notice of Exercise.
10.5*	2005 Employee Stock Purchase Plan and Form of Offering Document.
10.6**	License Agreement, by and between Schering Aktiengesellschaft and the Registrant, dated February 1, 1999, as amended.
10.7**	License Agreement between Boehringer Ingelheim International GMBH and the Registrant, dated July 17, 1998, as amended.
10.8**	Research and Development Contract, by and between Boehringer Ingelheim Pharma KG and the Registrant, dated July 17, 1998, as amended.
10.9**	Interim Development Agreement, by and between ALZA Corporation and the Registrant, dated November 8, 2000, as amended.
10.10**	License Agreement, by and between the Registrant and Chiron Corporation, dated November 7, 2002.
10.11**	License Agreement, by and between Endorecherche Inc. and the Registrant, dated November 4, 2002.
10.12	Office Lease, by and between Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated February 21, 2001.
10.13	First Amendment to Lease, by and between Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated March 22, 2001.
10.14
Second Amendment to Lease, by and between CA-Emeryville Properties Limited Partnership, successor in interest to Speiker Properties, L.P., as Landlord, and the Registrant, as Tenant, dated September 26, 2003.

10.15	Employment Agreement of K. Alice Leung, dated February 20, 2004.
10.16	Employment Agreement of James M. Ahlers, dated May 14, 1999.
10.17	Employment Agreement of Thomas R. Alessi, Ph.D., dated November 30, 1997.
10.18	Employment Agreement of Dennis G. Blanchett, M.D., dated August 14, 1999.
10.19	Employment Agreement of Peter J. Langecker, M.D., Ph.D., dated September 3, 1999.
10.20	Employment Agreement of Curtis L. Scribner, M.D. dated November 23, 1999.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley Godward LLP (See Exhibit 5.1)
24.1	Power of Attorney (contained on signature page).

*
To be supplied by Amendment.

**
Confidential Treatment has been requested with respect to portions of this exhibit.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Intarcia Therapeutics, Inc. (a development stage company) Index to Financial Statements
Contents
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Intarcia Therapeutics, Inc. (a development stage company) Balance Sheets
Intarcia Therapeutics, Inc. (a development stage company) Statements of Operations
Intarcia Therapeutics, Inc. (a development stage company) Statements of Cash Flows
Intarcia Therapeutics, Inc. (a development stage company) Notes to Financial Statements (Information as of September 30, 2004, the nine months ended September 30, 2003 and 2004 and the period from inception (June 28, 1995) to September 30, 2004 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX